Exhibit 99.1

MANAGEMENT PROXY CIRCULAR ANNUAL MEETING OF SHAREHOLDERS April 5, 2022 YOUR VOTE IS IMPORTANT Please take some time to read this management proxy circular for important information about the business of the meeting and to learn more about Scotiabank scotiabank.com/annualmeeting Scotiabank

Scotiabank is a leading bank in the Americas.

Guided by our purpose – for every futureTM – we help our customers, their families and their communities achieve success through a broad range of advice, products and services.

Notice of annual meeting of common shareholders of The Bank of Nova Scotia

WHEN	WHERE	LIVE WEBCAST

Tuesday, April 5, 2022	Scotiabank Centre	https://web.lumiagm.com/455617216

9:00 a.m. (Eastern)	Scotia Plaza, 40 King Street West, 2nd floor

Toronto, Ontario M5H 3Y2

In order to ensure the safety of our employees, shareholders and guests, all current COVID-19 regulations and guidance in place at the time of the annual meeting will be in effect on site. Given the continued uncertainty surrounding the COVID-19 pandemic, we have taken the proactive step of obtaining a court order again this year that allows us to hold our annual meeting using electronic means as a contingency in the event that COVID-19 restrictions in place at the time of the meeting prevent us from holding an in-person event. Please visit scotiabank.com/annualmeeting regularly for updates.

A simultaneous webcast of the meeting will also be offered to allow shareholders to attend the meeting online, vote their shares and submit questions.

Please see page 10 for information about attending the meeting, voting and submitting questions.

AT THE MEETING YOU WILL BE ASKED TO:

1.	Receive our financial statements for the year ended October 31, 2021 and the auditors’ report on the statements
2.	Elect directors
3.	Appoint auditors
4.	Vote on an advisory resolution on our approach to executive compensation
5.	Vote on each of the amendments to the bank’s Stock Option Plan
6.	Vote on the shareholder proposals
7.	Consider any other business that may properly come before the meeting

You can read about each item of business beginning on page 6 of the management proxy circular, which describes the meeting, who can vote and how to vote.

Holders of common shares on February 8, 2022, the record date, are eligible to vote at the meeting (subject to Bank Act (Canada) restrictions). There were 1,204,467,588 common shares outstanding on this date.

By order of the board,

Julie A. Walsh

Senior Vice President, Corporate Secretary and Chief Corporate Governance Officer

Toronto, Ontario, Canada

February 8, 2022

YOUR VOTE IS

IMPORTANT

As a Scotiabank shareholder, it is important to vote your shares at the upcoming meeting. Detailed voting instructions for registered and non-registered shareholders begin on page 10 of the management proxy circular.

If you cannot attend the meeting, you should complete, sign and return your proxy or voting instruction form to vote your shares. We encourage you to vote your shares prior to the annual meeting. Your vote must be received by our transfer agent, Computershare Trust Company of Canada, by 9 a.m. (Eastern) on April 1, 2022.

Welcome to our 190th annual meeting of shareholders

Aaron W. Regent Chairman of Scotiabank’s Board of Directors Brian J. Porter President and Chief Executive Officer

Dear fellow shareholders,

We are pleased to invite you to Scotiabank’s annual general meeting on April 5, 2022. We will be covering important items of business, so please review this management proxy circular and vote your shares.

We are optimistic that we will be returning to an in-person meeting after two years of meeting virtually and welcome you to join us at the Scotiabank Centre in downtown Toronto. In order to ensure the safety of the bank’s employees and shareholders, all COVID-19 regulations and guidance in place at the time of the meeting will be in effect on site. Given the continued uncertainty surrounding the COVID-19 pandemic, we have taken the proactive step of obtaining a court order again this year that allows us to hold our annual meeting using electronic means as a contingency in the event that COVID-19 restrictions in place at the time of the meeting prevent us from holding an in-person event. Please visit our website regularly for updates.

Over the past few years, we have heard from many shareholders who value the opportunity to attend the meeting virtually and appreciate the enhancements we have made to increase shareholder participation via a live webcast. For this reason, shareholders can choose to attend either in-person or online and will be able to view the meeting, vote their shares and submit questions regardless of their method of participation for the first time this year.

Leading in the Americas

For nearly a decade, Scotiabank has been on a journey to simplify and diversify our business. We have been focused on gaining scale in the core markets and businesses where we can compete and win, and today we are a highly competitive player in each of our core markets, with optionality and multiple avenues of growth. The strategic decisions that we’ve made have provided us with the capital, the reputation, the partnerships and the team to realise our ambitions for the future. Our board is confident in the key strategic decisions we have made, and we continue to be grateful for your engagement and the confidence you’ve shown in the bank’s management team throughout this journey.

There will always be short-term factors that are outside of the bank’s control – a global pandemic, geopolitical tension and market volatility, to list a few examples – but the real measure of success is how the bank is positioned to win over the longer term. Despite these uncertain times, the bank has continued to generate sustainable dividends for our shareholders, as it has for almost two centuries.

Committed to Environmental, Social and Governance (ESG) Initiatives

ESG matters continue to be top of mind for both our shareholders and board of directors. Throughout 2021, we have brought an ESG focus to the forefront of our corporate governance policies. A discussion of relevant ESG issues is on the agenda of every board meeting and each of our board committees oversees various aspects of our ESG strategy, initiatives, risks and reporting.

In 2021, Scotiabank deepened its commitment to making investments that strengthen our communities today, and for generations to come. In January 2021, the bank launched ScotiaRISE – a 10-year, $500 million initiative to promote economic resilience among disadvantaged groups. Through ScotiaRISE, Scotiabank is supporting programs and partnering with organizations across our footprint to provide tools to improve education and employment prospects, adapt to changing circumstances, and increase the likelihood of financial success.

We have also made great strides towards our commitment to reach net-zero carbon emissions by 2050, including ongoing work to establish bank-wide, quantitative, time-bound targets for reducing greenhouse gas emissions associated with our lending activities, joining the Net-Zero Banking Alliance and launching our inaugural Net Zero Research Fund as part of our commitment to pursuing net-zero targets and pathways. The bank also closed a USD

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1 billion 3-year Sustainability Bond offering – the largest by a Canadian corporate or financial entity at the time of issue – with proceeds funding the financing or refinancing of green or social assets, businesses and projects. As of November 2021, the bank has mobilized $58 billion of its $100 billion commitment by 2025 to reduce the impacts of climate change.

A leader in governance

Scotiabank continues to be a leader in corporate governance and was again named to the Dow Jones Sustainability Index North America for the fourth consecutive year, ranking in the top 8% of participating financial institutions from around the world for sustainability, and achieving an industry-best score for corporate governance. The Dow Jones Sustainability Index is considered the industry-standard for measuring ESG practices.

This year, our board has enhanced its approach to stakeholder engagement, with a focus on better understanding our various stakeholders’ priorities. We have engaged with a significant number of stakeholders throughout 2021, which has helped us in our commitment to continually enhancing our governance practices and disclosure, as well as moving forward on some of our ESG initiatives and creating sustainable value for our stakeholders. As part of our enhanced governance practices, we reported on our shareholder engagement since our 2021 annual meeting in a letter to our shareholders sent in October 2021.

Our board continues to focus on its own succession planning to ensure we have the right skills and experience around the boardroom table. We were pleased to welcome Don Callahan to our board in 2021. Don is a highly accomplished financial services executive, with impressive executive management, operations, technology and ESG experience, and we are very fortunate to have had him join the board.

Building for tomorrow

Though we are not through the pandemic yet, the bank has demonstrated considerable operational resilience and strength again over the past year. We are well diversified, with four strong business lines and a robust balance sheet that positions us well for sustainable growth over the long term. We have every confidence that the bank’s future is exceedingly bright.

Thank you for your continued support, and we look forward to speaking with you on April 5, 2022.

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What’s inside

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Management proxy circular

You have received this management proxy circular because you owned Scotiabank common shares as of the close of business on February 8, 2022 (the record date), and are entitled to vote at our annual meeting.

Management is soliciting your proxy for the annual meeting on April 5, 2022.

This document tells you about the meeting, governance, executive compensation, other information and shareholder proposals at Scotiabank. We have organized it into five sections to make it easy to find what you are looking for and to help you vote with confidence.

We pay the cost of proxy solicitation for all registered and non-registered (beneficial) shareholders. We are soliciting proxies mainly by mail, but you may also be contacted by phone or in person by employees of Scotiabank, Computershare Trust Company of Canada (Computershare), our transfer agent, or Laurel Hill Advisory Group, our proxy solicitation firm. We have retained Laurel Hill Advisory Group to help us with this process at an estimated cost of $35,000.

Unless indicated otherwise, information in this management proxy circular (circular) is as of February 1, 2022 and all dollar amounts are in Canadian dollars.

DELIVERY OF MEETING MATERIALS

Notice and access

As permitted by the Canadian Securities Administrators and pursuant to an exemption

In this document:

•  we, us, our, the bank and Scotiabank mean The Bank of Nova Scotia

•  you and your mean holders of our common shares

•  common shares and shares mean the bank’s common shares

•  annual meeting and meeting mean the annual meeting of common shareholders of the bank from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions (OSFI), we are using “notice and access” to deliver this circular to both our registered and beneficial shareholders. This means that this circular will be posted online for you to access instead of receiving a physical copy in the mail. Notice and access gives shareholders more choice, allows for faster access to this circular, reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption.

You will still receive a physical copy of the form of proxy if you are a registered shareholder or the voting instruction form if you are a beneficial shareholder in the mail so that you can vote your shares. However, instead of receiving a physical copy of the circular, you will receive a notice explaining how to access this circular electronically and how to request a physical copy. Physical copies of the circular will also be provided to shareholders who have standing instructions to receive physical copies of meeting materials.

How to access the circular electronically

This circular is available on the website of Computershare (www.envisionreports.com/scotiabank2022), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

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Delivery of the annual report

How we deliver our annual report to you depends on whether you are a registered shareholder or a beneficial shareholder.

You are a registered shareholder if the shares you own are registered directly in your name with Computershare. If this is the case, your name will appear on a share certificate or a statement from a direct registration system confirming your shareholdings. You are a beneficial shareholder if the shares you own are registered for you in the name of an intermediary such as a securities broker, trustee or financial institution.

Registered shareholders

Registered shareholders who have not opted out of receiving our annual report will receive a physical copy, unless they have consented to electronic delivery (e-delivery). Please refer to “Receiving shareholder materials by e-mail” under “Information about voting” for more information on signing up to receive shareholder materials by e-mail.

Beneficial shareholders

As permitted under securities laws, we are using notice and access to deliver our annual report to beneficial shareholders. You may access the annual report online in the same manner as described in “How to access the circular electronically”. Physical copies of the annual report will also be provided to shareholders who have standing instructions to receive physical copies of meeting materials.

How to request a physical copy of materials provided to you through notice and access

Shareholders may request a physical copy of this circular or our annual report, at no cost, up to one year from the date the circular was filed on SEDAR. If you would like to receive a physical copy prior to the meeting, please follow the instructions provided in the notice or contact Computershare at the contact information provided on the back cover of this circular. A copy of the requested documents will be sent to you within three business days of your request. If you request a physical copy of any materials, you will not receive a new form of proxy or voting instruction form, so you should keep the original form sent to you in order to vote.

Questions?

If you have questions about notice and access or to request a physical copy of this circular or our annual report after the meeting at no charge, you can contact Computershare at the contact information provided on the back cover of this circular.

1

ABOUT THE

MEETING

Read about the items of
business and how

to vote your shares

2

GOVERNANCE

Learn about our
board’s governance

practices

3

EXECUTIVE

COMPENSATION

Find out what we paid

our senior executives
for 2021 and why

FOR MORE INFORMATION

You can find financial information about Scotiabank in our 2021 consolidated financial statements and management’s discussion and analysis (MD&A). Please see our caution regarding forward-looking statements on page 16 of our 2021 annual report. Financial information and other information about Scotiabank, including our annual information form (AIF) and quarterly financial statements are available on our website (www.scotiabank.com), SEDAR (www.sedar.com), or on the U.S. Securities and Exchange Commission (SEC) website (www.sec.gov).

Copies of these documents, this circular and any document incorporated by reference, are available for free by writing to:

Corporate Secretary of The Bank of Nova Scotia

44 King Street West

Toronto, Ontario

Canada M5H 1H1

corporate.secretary@scotiabank.com

You can also communicate with our board of directors by writing to the Chairman of the Board at chairman.board@scotiabank.com.

4 OTHER INFORMATION Read additional disclosure about the bank 5 SHAREHOLDER PROPOSALS Read the proposals we received from shareholders and learn how and why we recommend voting in relation to each

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1	About the meeting

Business of the meeting

1. RECEIVE FINANCIAL STATEMENTS

Our consolidated financial statements and MD&A for the year ended October 31, 2021, together with the auditors’ report on those statements, will be presented at the meeting. You will find these documents in our annual report which is available on our website.

2. ELECT DIRECTORS

Under our majority voting policy, you will elect 13 directors individually to serve on our board until the close of the next annual meeting or until their successors are elected or appointed. You can find information about the nominated directors beginning on page 15 and our majority voting policy on page 54.

The board recommends you vote for each nominated director The board recommends you vote for KPMG LLP as our independent auditors

3. APPOINT AUDITORS

You will vote on appointing the independent auditors. The board assessed the performance and independence of KPMG LLP (KPMG) and recommends that KPMG be re-appointed as the shareholders’ auditors until the close of the next annual meeting. KPMG has served continuously as one of our auditors since 1992, and as our sole auditor since March 2006. Last year, the vote was 98.25% for KPMG as auditors. A representative of KPMG will attend the meeting.

Auditors’ fees

The table below lists the services KPMG provides and the fees we paid to them for the fiscal years ended October 31, 2021 and 2020. The audit and conduct review committee can pre-approve services as long as they are within the scope of the policies and procedures approved by the committee.

$ millions	2021	2020

Audit services	25.9	25.6
Audit services generally relate to the statutory audits and review of financial statements, regulatory required attestation reports, as well as services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.

Audit-related services	2.1	2.9
Audit-related services include special attest services not directly linked to the financial statements, review of controls and procedures related to regulatory reporting, audits of employee benefit plans and consultation and training on accounting and financial reporting.

Tax services outside of the audit scope	–	–
Tax services outside of the audit scope relate primarily to specified review procedures required by local tax authorities, attestation on tax returns of certain subsidiaries as required by local tax authorities, and review to determine compliance with an agreement with the tax authorities.

Other non-audit services	0.4	0.3
Other non-audit services are primarily for the review and translation of English language financial statements into other languages and other services.
Total	28.4	28.8

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ABOUT THE MEETING

4. ADVISORY VOTE ON OUR APPROACH TO EXECUTIVE COMPENSATION

You can have a “say on pay” by participating in an advisory vote on our approach to executive compensation.

Since 2010, we have held this annual advisory vote to give shareholders the opportunity to provide the board with important feedback. This vote does not diminish the role and responsibility of the board. Last year, the vote was 60.80% for our approach to executive compensation.

The human capital and compensation committee chair’s letter on page 64 describes our approach to executive compensation in 2021 and our response to the 2021 say-on-pay result, including our ambitious engagement strategy throughout 2021. Pursuant to our corporate governance policies regarding the say-on-pay vote (as described below), our chairman provided an update on our shareholder engagement since our 2021 annual meeting in his letter to our shareholders on October 29, 2021, that is available for review at scotiabank.com/annualmeeting. The human capital and compensation committee has also considered the concerns expressed by our shareholders on its decisions regarding executive compensation and in the explanation of these decisions as set out in Section 3 – Executive Compensation. Our executive compensation program supports our goal of delivering strong, consistent and predictable results to shareholders over the longer term. Our practices meet the model policy on “say on pay” for boards of directors developed by the Canadian Coalition for Good Governance (CCGG).

You will be asked to vote on the following advisory resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this management proxy circular delivered in advance of the 2022 annual meeting of shareholders of the Bank.

The board recommends you vote for our approach to executive compensation

This is an advisory vote, which means the results are not binding on the board. The human capital and compensation committee and the board review the results after the meeting and as they consider future executive compensation decisions. If a significant number of shares are voted against the advisory resolution, the human capital and compensation committee will review our approach to executive compensation in the context of any specific shareholder concerns that have been identified and may make recommendations to the board. We will disclose the human capital and compensation committee’s review process and the outcome of its review within six months of the annual meeting.

The human capital and compensation committee and the board welcome questions and comments about executive compensation at Scotiabank. We maintain an open dialogue with shareholders and consider all feedback. See the back cover for our contact information.

5. STOCK OPTION PLAN AMENDMENTS

In 1994, shareholder and regulatory approval was obtained to implement the bank’s stock option plan. The purpose of the stock option plan is to provide compensation opportunities to select employees that encourage share ownership, enhance the bank’s ability to attract and retain key employees and reward significant performance achievements. (See “About the stock option plan” beginning on page 112 for the general terms of the stock option plan).

Since its inception, shareholders have authorized the issuance of 129,000,000 common shares under the stock option plan. Shareholders last approved an increase in the number of shares issuable under the stock option plan in 2011, when an additional 15,000,000 common shares were approved for issuance. As of December 31, 2021, 119,522,087 options have been granted, excluding options which have been forfeited or cancelled. The exercise of options has resulted in the issuance of 10,760,132 common shares, representing 0.90% of the bank’s currently issued and outstanding common shares. Currently, options to issue 2,174,732 common shares remain available for grant.

The board recommends you vote for the stock option plan amendments

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Approve the issuance of additional common shares

In December 2009, the bank eliminated granting stock options with a tandem stock appreciation right, which negatively impacted the bank’s ability to effectively manage the stock option plan inventory. Instead, to manage share dilution, only stand-alone stock appreciation rights (SARs) have thereafter been granted in select countries outside of Canada, where local laws may restrict the issuance of shares. Based on the current number of options available for grant, the current burn rate and the bank’s grant methodology, it is proposed to increase the number of common shares available for issuance under the stock option plan by an additional 12,000,000 in order to continue the stock option plan through the next number of years. This amendment to the stock option plan was approved by the board of directors on November 30, 2021, subject to shareholder approval and acceptance by the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

The table below shows the total number of common shares reserved for issuance under the stock option plan pursuant to outstanding grants and potential future grants, before and after the proposed issuance of additional common shares.

	Securities issuable pursuant to outstanding grants		Securities remaining for future issuance		Total

	#	% of outstanding common shares)	#	% of outstanding common shares)	#	% of outstanding common shares)
As at December 31, 2021	10,760,132	0.90%	2,174,732	0.20%	12,934,864	1.10%
To be approved at the annual meeting	–	–%	12,000,000	1.00%	12,000,000	1.00%
Pro forma total	10,760,132	0.90%	14,174,732	1.20%	24,934,864	2.10%

Housekeeping amendments to the amending provisions

In 2011, shareholders approved an amendment to the bank’s stock option plan to provide that any amendment to the amending provisions of the bank’s stock option plan shall require specific shareholder approval. In light of our proposed increase to the number of common shares under the stock option plan, we completed a thorough review of the stock option plan to address any further “housekeeping” changes as required. In that regard, to clarify the bank’s practice and current regulatory requirements and to be consistent with market practice, it is proposed that the amending provisions of the bank’s stock option plan be revised to: (i) clarify that such provisions apply to outstanding option or SAR agreements subject to the stock option plan in addition to the stock option plan itself; and (ii) also refer to SARs when referencing options throughout the amending provisions, as appropriate. Because these amendments are to the amending provisions of the stock option plan, shareholder approval is required despite the amendments being a consequence of “housekeeping” changes. See page 112 for further details of the stock option plan and the amending provisions.

Application of amending provisions to option or SAR agreements

It is proposed that the amendment provisions be revised to specify that the board may suspend, terminate or amend an existing option or SAR agreement subject to the stock option plan (in addition to the stock option plan itself) as the board deems appropriate, subject to applicable laws, regulations, rules, by-laws or policies of applicable stock exchanges and other regulatory authorities; provided that (i) no amendment, suspension or termination of the option or SAR agreement shall, without the participant’s consent, impair any rights or obligations under any option or SAR previously granted except for adjustments made to the number of issuable shares or the exercise price of outstanding options or the base price of the outstanding SARs in accordance with the section of the stock option plan which provides for appropriate adjustments in respect of certain events. Such events include subdivision or consolidation of shares, payment of dividends in stock (other than dividends in the ordinary course), reclassification or conversion of the shares, recapitalization, reorganization or other events which necessitate adjustments to the outstanding options or SARs in proportion with adjustments to all common shares, and (ii) notice of the amendment is sent to holders of outstanding options or SARs previously granted if the amendment is applicable to such options or SARs.

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ABOUT THE MEETING

Reference to SARs throughout the amending provisions

It is further proposed that the amending provisions be amended to also refer to SARs when referencing options throughout the amending provisions, as appropriate, as follows:

a)

when shareholders must approve changes to the plan including: (i) a reduction in the exercise price of outstanding options or the base price of the outstanding SARs; (ii) an extension of an option or SAR expiry date; (iii) certain expansions of classes of eligible recipients of options or SARs; and (iv) an expansion of the transferability of options or SARs; and

b)

when the board can make changes to the plan without shareholder approval including, but not limited to: (i) terms, conditions and mechanics of granting stock option awards or SARs awards; and (ii) changes to vesting, exercise or early expiry of options or SARS.

Both of these amendments to the bank’s stock option plan were approved by the board of directors on November 30, 2021, subject to shareholder approval and acceptance by the TSX and the NYSE. For the full text of the stock option plan, including the amendments to be approved by our shareholders, please visit scotiabank.com/annualmeeting.

Resolutions

To be effective, each of the amendment to increase the number of shares issuable under the stock option plan and the amendments to the amending provisions must be approved by a resolution passed by a majority of the votes cast by shareholders at the meeting.

The resolutions to be presented for consideration by shareholders at the meeting are as follows:

“Resolved that the amendment to The Bank of Nova Scotia’s stock option plan to provide that the number of common shares of The Bank of Nova Scotia issuable pursuant to the exercise of options under the bank’s stock option plan be increased by an additional 12,000,000 common shares, from 129,000,000 common shares to 141,000,000 common shares, is hereby approved.”

AND

“Resolved that the amendments to The Bank of Nova Scotia’s stock option plan to amend the amending provisions to:

(i)

provide that the board may suspend, terminate or amend an existing option or Stock Appreciation Right (SAR) agreement subject to The Bank of Nova Scotia’s stock option plan as the board deems appropriate, and subject to certain conditions, and

(ii)	refer to SARs when referencing options, as appropriate,

as described in the Management Proxy Circular of The Bank of Nova Scotia dated February 1, 2022, are hereby approved.”

6. SHAREHOLDER PROPOSALS This year you will be asked to consider four proposals. You can read the proposals and how and why the board recommends voting in relation to each proposal in Section 5.	The board recommends you vote against the proposals

The deadline for submitting proposals to be considered at next year’s annual meeting is November 9, 2022. Proposals should be sent to the Corporate Secretary of The Bank of Nova Scotia, 44 King Street West, Toronto, Ontario, Canada M5H 1H1 or corporate.secretary@scotiabank.com.

SHAREHOLDER APPROVAL

Each item being put to a vote requires the approval of a majority of votes cast in person or by proxy at the meeting. Directors are subject to our majority voting policy (see page 54).

You (or your proxyholder) can vote as you (or your proxyholder) wish on any other items of business properly brought before the meeting (or a reconvened meeting if there is an adjournment). As of the date of this circular, we are not aware of other matters that will be brought before the meeting.

Management does not contemplate that any nominated director will be unable to serve as a director. If, however, this does occur for any reason during or prior to the meeting, the individuals named in your proxy form or voting instruction form as your proxyholder can vote for another nominee at their discretion.

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Information about voting

WHO CAN VOTE

You are entitled to one vote per common share held on February 8, 2022, the record date.

Shares beneficially owned by the following entities and persons cannot be voted (except in circumstances approved by the Minister of Finance):

•  the Government of Canada or any of its agencies

•  the government of a province or any of its agencies

•  the government of a foreign country or any political subdivision of a foreign country or any of its agencies

•  any person who has acquired more than 10% of any class of shares of the bank.

Also, if a person, or an entity controlled by a person, beneficially owns shares that in total are more than 20% of the eligible votes that may be cast, that person or entity may not vote any of the shares (unless permitted by the Minister of Finance).

Our directors and officers are not aware of any person or entity who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of any class of our outstanding shares, as of the record date.

HOW TO VOTE

You can vote in advance of the annual meeting, during the meeting or you can appoint someone to attend the meeting and vote your shares for you (called voting by proxy). How you vote depends on whether you are a registered or a beneficial shareholder. You are a beneficial shareholder if the shares you own are registered for you in the name of an intermediary such as a securities broker, trustee or financial institution. You are a registered shareholder if the shares you own are registered directly in your name with Computershare. If this is the case, your name will appear on a share certificate or a statement from a direct registration system confirming your shareholdings.

Outstanding common shares 1,204,394,204 on February 1, 2022, the date of this circular 1,204,467,588 on February 8, 2022, the record date

	Beneficial shareholders	Registered shareholders

Your intermediary has sent you a voting instruction form with this package. We may not have records of your shareholdings as a beneficial shareholder, so you must follow the instructions from your intermediary to vote.

We have sent you a proxy form with this package. A proxy is a document that can authorize someone else to attend the meeting and vote for you.

Voting in advance of the annual meeting

Complete the voting instruction form and return it to your intermediary.

Your intermediary may also allow you to do this online or by telephone.

You can either mark your voting instructions on the voting instruction form or you can appoint another person (called a proxyholder) to attend the annual meeting and vote your shares for you.

To vote online, follow the instructions on the proxy form.

Alternatively, you may complete the paper proxy form and return it to Computershare.

You can either mark your voting instructions on the proxy form or you can appoint another person (called a proxyholder) to attend the annual meeting and vote your shares for you.

Voting at the annual meeting

Beneficial shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting in person or online, as applicable, but will be able to participate as a guest. This is because we and Computershare do not have a record of the beneficial shareholders of the bank, and, as a result, will have no knowledge of your shareholdings or entitlement to vote unless you appoint yourself as proxyholder.

If you are a beneficial shareholder and wish to vote at the meeting, you MUST appoint yourself as proxyholder by inserting your own name in the space provided on the voting instruction form sent to you and you MUST follow all the applicable instructions, including the deadline, provided by your intermediary. See “Appointment of a third party as proxy” and “How to attend the meeting” below.

Registered shareholders may vote in person or online, as applicable, during the meeting, as further described below under “How to attend the meeting”.

Do not complete and return the proxy form in advance.

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ABOUT THE MEETING

	Beneficial shareholders	Registered shareholders

Returning the form

The voting instruction form tells you how to return it to your intermediary.

Remember that your intermediary must receive your voting instructions in sufficient time to act on them, generally one day before the proxy deadline below.

Computershare must receive your voting

instructions from your intermediary by no later than the proxy deadline, which is 9 a.m. (Eastern) on April 1, 2022.

The enclosed proxy form tells you how to submit your voting instructions.

Computershare must receive your proxy, including any amended proxy, by no later than the proxy deadline which is 9 a.m. (Eastern) on April 1, 2022.

You may return your proxy in one of the following ways:

•    by mail, in the envelope provided

•    using the internet. Go to www.investorvote.com and follow the instructions online.

Changing your vote

If you have provided voting instructions to your intermediary and change your mind about how you want to vote, or you decide to attend and vote at the annual meeting, contact your intermediary to find out what to do.

If your intermediary gives you the option of using the internet to provide your voting instructions, you can also use the internet to change your instructions, as long as your intermediary receives the new instructions in enough time to act on them before the proxy deadline. Contact your intermediary to confirm the deadline.

If you want to revoke your proxy, you must deliver a signed written notice specifying your instructions to one of the following:

•   our Corporate Secretary, by 5 p.m. (Eastern) on the last business day before the meeting (or any adjourned meeting reconvenes). Deliver to: The Bank of Nova Scotia Executive Offices, 44 King Street West, Toronto, Ontario, Canada M5H 1H1 Attention: Julie Walsh, Senior Vice President, Corporate Secretary and Chief Corporate Governance Officer, E-mail: corporate.secretary@scotiabank.com

•   David Noel, Regional Senior Vice President, Atlantic Region, by 5 p.m. (Eastern) on the last business day before the meeting (or any adjourned meeting reconvenes). Deliver to: The Bank of Nova Scotia Head Office, 1709 Hollis Street, Halifax, Nova Scotia, Canada B3J 1W1

•    the Chairman of the meeting, before the meeting starts or any adjourned meeting reconvenes.

You can also revoke your proxy in any other way permitted by law. You can change your voting instructions by voting again using the internet. Your voting instructions must be received by Computershare by the proxy deadline noted above, or by voting at the meeting.

Management proxy circular	11

APPOINTMENT OF A THIRD PARTY AS PROXY

Your form of proxy or voting instruction form names Aaron Regent and Brian Porter, each a director of the bank, as your proxyholder. You may appoint anyone as your proxyholder to represent you at the meeting. Your proxyholder does not have to be a shareholder of the bank. Your proxyholder must attend the meeting and vote for you. Beneficial shareholders who wish to attend the meeting in person or online MUST appoint themselves as proxyholder.

Additional information for appointing a third party as proxy if attending the meeting online

Shareholders who wish to appoint someone other than the Scotiabank proxyholders as their proxyholder to attend and participate at the meeting online and vote their shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder AND register that proxyholder as described below. This includes beneficial shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the meeting. Registering your proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a user name that is required to vote at the meeting online.

Step 1: Submit your form of proxy or voting instruction form: To appoint someone other than the Scotiabank proxyholders as your proxyholder, insert that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

If you are a beneficial shareholder and wish to vote during the meeting online, you MUST insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described below. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions below under the heading “How to attend the meeting.”

If you are a beneficial shareholder located in the United States and wish to vote during the meeting online or, if permitted, appoint a third party as your proxyholder, in addition to the steps described below under “How to attend the meeting”, you MUST obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting instruction form sent to you or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare. Requests for registration from beneficial shareholders located in the United States that wish to vote at the meeting online or, if permitted, appoint a third party as their proxyholder must be sent by e-mail or by courier to: USLegalProxy@computershare.com (if by e-mail), or Computershare, Attention: Proxy Dept., 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, Canada (if by courier), and in both cases, must be labeled “Legal Proxy” and received no later than the voting deadline of 9 a.m. (Eastern) on April 1, 2022.

Step 2: Register your proxyholder: To register a third party proxyholder to attend the meeting online, shareholders must visit http://www.computershare.com/BNS by 9:00 a.m. (Eastern) on April 1, 2022 and provide Computershare with the required proxyholder contact information OR follow the instructions provided by your intermediary on your voting instruction form so that Computershare may provide the proxyholder with a user name via e-mail. Without a user name, proxyholders will not be able to vote at the meeting but will be able to participate as a guest.

Shareholders who wish to appoint a proxyholder to attend the meeting in person on their behalf are not required to complete this additional registration process.

HOW TO ATTEND THE MEETING

Scotiabank is holding the meeting at the Scotiabank Centre in downtown Toronto and offering a simultaneous live webcast of the event. Shareholders and their proxyholders will be able to choose to attend the meeting either in person or online.

12	Scotiabank

ABOUT THE MEETING

Attending in person

The meeting will take place at the Scotiabank Centre on the second floor of Scotia Plaza at 40 King Street West in Toronto. In order to ensure the safety of the bank’s employees, shareholders and guests, all current COVID-19 regulations and guidance in place at the time of the meeting will be in effect on site. Please visit scotiabank.com/annualmeeting regularly for updates.

Attending online

A simultaneous webcast of the meeting will also be offered to allow shareholders to attend the meeting online, vote their shares and submit questions.

To join the webcast, log in online at https://web.lumiagm.com/455617216. You may log in up to one hour before the meeting starts.

•   Registered shareholders and duly appointed proxyholders should click “Login” and then enter their control number/user name (see below) and the password “bns2022” (case sensitive).

OR

• Guests, including beneficial shareholders who have not duly appointed themselves as proxyholder and who do not have a user name, click “Guest” and complete the online form.

	Duly appointed proxyholders	Registered shareholders

Control number/user name

Computershare will provide the proxyholder with a user name by e-mail after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described previously in “Additional information for appointing a third party as proxy if attending the meeting online”.

The control number located on the form of proxy or in the e-mail notification you received is your control number.

If you attend the annual meeting online, it is important that you are connected to the internet at all times during the meeting in order to vote at the designated times. It is your responsibility to ensure connectivity for the duration of the meeting. You should allow ample time to check into the annual meeting and complete the related procedure. For additional information about attending the meeting online:

• refer to our AGM user guide which will be available at scotiabank.com/annualmeeting

• visit lumiglobal.com/faq, which provides frequently asked questions along with access to a live chat for technical support in the event of difficulties accessing the meeting online

• contact Computershare at 1-877-982-8767 (Toll Free) or (514) 982-7555 (International) for general proxy matters or additional shareholder information and questions.

In the event of technical malfunction or other significant problem that disrupts the live webcast of the meeting, the Chairman of the meeting will continue the meeting in person, so long as a quorum of shareholders is represented at the meeting.

Although we are planning on also conducting the meeting in-person, the virtual meeting will be used as the sole method of participation in the event that COVID-19 restrictions in place at the time of the meeting prevent us from holding an in-person event.

VOTING AT THE MEETING

Registered shareholders and duly appointed proxyholders can vote at the appropriate times during the meeting if they have not done so in advance of the meeting. Please see “Voting at the annual meeting” set out in the chart in the preceding section “How to vote” for details on how to vote at the meeting. Guests in attendance will not be able to vote at the meeting.

SUBMITTING QUESTIONS AT THE MEETING

As in years past, the board and senior management will be available for questions from shareholders and duly appointed proxyholders. As part of our ongoing stakeholder engagement, questions may be submitted in advance of the meeting by contacting the Corporate Secretary by e-mail or mail at the contact information provided on the back cover. Questions submitted in advance must be received by 9:00 a.m. (Eastern) on April 4, 2022 to be included in the meeting.

Questions may also be asked by shareholders and duly appointed proxyholders at the meeting. It is recommended that shareholders and duly appointed proxyholders attending the meeting online submit their questions as soon as possible during the meeting so they can be addressed at the appropriate time. Shareholders and duly appointed proxyholders attending the meeting in person will also have the opportunity to ask questions.

As this is a shareholders’ meeting, only shareholders and duly appointed proxyholders may ask a question during the question period.

The board and senior management will answer questions relating to matters to be voted on before a vote is held on each matter, if applicable. General questions will be addressed at the end of the meeting during the question period.

Management proxy circular	13

To answer as many questions as possible, shareholders and duly appointed proxyholders are asked to be brief and concise and to address only one topic per question. Questions dealing with similar topics or issues may be grouped, summarized and addressed with one response.

Shareholders who have submitted proposals for the meeting will have the opportunity to present their proposals at the appropriate time during the meeting.

The Chairman of the meeting reserves the right to refuse questions he deems irrelevant to the business of the meeting or otherwise inappropriate. The Chairman has broad authority to conduct the meeting in a manner that is fair to all shareholders and may exercise discretion in the order in which questions are asked and the amount of time devoted to any one question. Any questions that cannot be answered during the meeting and that have been properly put before the annual meeting will be posted online as soon as practical after the meeting and answered at scotiabank.com/annualmeeting.

HOW YOUR PROXYHOLDER WILL VOTE

Your proxyholder must vote according to the instructions you provide on your proxy form or voting instruction form. For directors and the appointment of auditors, you may either vote for or withhold. For the advisory resolution on our approach to executive compensation you may vote for or against. For the amendments to the bank’s stock option plan, you may vote for or against. For shareholder proposals, you may vote for, against or abstain. If you do not specify how you want to vote, your proxyholder can vote your shares as they wish. Your proxyholder will also decide how to vote on any amendment or variation to any item of business in the notice of meeting or any new matters that are properly brought before the meeting, or any postponement or adjournment.

If you properly complete and return your proxy form or voting instruction form, but do not appoint a different proxyholder, and do not specify how you want to vote, Aaron Regent or Brian Porter will vote for you as follows:

•   for the election of the nominated directors to the board

•   for the appointment of the shareholders’ auditors

•   for the advisory resolution on our approach to executive compensation

•   for each of the amendments to the bank’s stock option plan

•   against the shareholder proposals.

CONFIDENTIALITY

To keep voting confidential, Computershare counts all proxies. Computershare only discusses proxies with us when legally necessary, when a shareholder clearly intends to communicate with management, or when there is a proxy contest.

QUORUM

A minimum of 25% of all eligible votes must be represented at the meeting for it to take place.

VOTING RESULTS

We will post the voting results (including details about the percentage of support received for each item of business) on our website and file them with securities regulators after the meeting.

RECEIVING SHAREHOLDER MATERIALS BY E-MAIL

Shareholders may sign up to receive shareholder materials by e-mail, including this circular, as follows:

•   Beneficial owners may go to www.proxyvote.com, use the control number provided on the voting instruction form and click on ‘Delivery Settings’ to enroll

•   Registered shareholders who hold share certificates or receive statements from a direct registration system may go to www.investorcentre.com and click on ‘Receive Documents Electronically’ to enroll.

QUESTIONS?

Please contact Computershare with any questions. See the back cover for their contact information.

14	Scotiabank

ABOUT THE MEETING

About the nominated directors

This year 13 directors are proposed for election to our board.

They each bring a range of skills, experience and knowledge to the table. As a group, they have been selected based on their integrity, collective skills and ability to contribute to the broad range of issues the board considers when overseeing our business and affairs. You can learn more about our expectations for directors and how the board functions beginning on page 28.

INDEPENDENCE

Twelve of our 13 (92%) directors are independent and have never served as an executive of the bank. Having an independent board is one of the ways we make sure the board is able to operate independently of management and make decisions in the best interests of Scotiabank. Brian Porter is the only non-independent director as the bank’s President and Chief Executive Officer (President and CEO).

DIVERSITY

Each director has a wealth of experience in leadership and strategy development. We believe that an important part of board effectiveness includes the unique perspectives of our directors resulting from the combination and diversity of their experience, perspectives, gender/gender identity, age, sexual orientation, ethnicity, geographic background, and personal characteristics, along with membership within “designated groups” as defined in the Employment Equity Act (Canada), including women, visible minorities, Aboriginal peoples and persons with disabilities (read about our board diversity policy on page 50 and how our directors’ skills and experience are represented starting on page 16).

Key skills and experience

TENURE AND TERM LIMITS

Balancing the combination of longer serving directors with newer directors allows the board to have the insight of experience while also being exposed to fresh perspectives. Our average board tenure is 5 years (you can read more about tenure and term limits on page 53).

[1]  Diverse directors include those who have identified as women, members of visible minorities, Aboriginal peoples and persons with disabilities. Five of the nominated directors identify as women and one identifies as a member of a visible minority.

Management proxy circular	15

DIRECTOR PROFILES

Each director has provided the information about the Scotiabank shares they own or exercise control or direction over. This information and the details about the director deferred share units (DDSUs) they hold are as of October 29, 2021. The value of common shares and DDSUs is calculated using $81.14 (the closing price of our common shares on the TSX on October 29, 2021) for 2021 and $55.35 (the closing price of our common shares on the TSX on October 30, 2020) for 2020. The equity ownership requirement is five times the equity portion of the annual retainer ($725,000 for directors and $850,000 for the Chairman for both 2020 and 2021) and directors have five years to meet this requirement.

The attendance figures reflect the number of board and committee meetings held in fiscal 2021 and each nominee’s attendance for the time they served as a director or committee member.

We have strengthened our director equity ownership requirements for fiscal 2022. See page 27 for details.

Aaron W. Regent Toronto, Ontario, Canada Age 56 | Director since 2013 Independent 2021 votes for: 92.4% Not eligible for re-election in April 2028

Aaron Regent is Chairman of the Board of Scotiabank. He is the Founder, Chairman and Chief Executive Officer of Magris Performance Materials Inc., a leading North American based industrial minerals company. He was President and Chief Executive Officer of Barrick Gold Corporation from January 2009 to June 2012. Previously, Mr. Regent was Senior Managing Partner of Brookfield Asset Management and Co-Chief Executive Officer of the Brookfield Infrastructure Group, an asset management company, and President and Chief Executive Officer of Falconbridge Limited. Mr. Regent holds a B.A. from the University of Western Ontario and is a chartered accountant and a Fellow of CPA Ontario.

KEY SKILLS & EXPERIENCE
Accounting and finance | Capital markets | Environmental, social and governance (ESG) matters | Human resources and executive compensation | Risk management
OVERALL BOARD AND COMMITTEE ATTENDANCE: 37 of 37/100%
			Meeting attendance	Committees			Meeting attendance
	Board	11 of 11 / 100%		Audit and conduct review			5 of 5 / 100%
				Corporate governance			8 of 8 / 100%
				Human capital and compensation			7 of 7 / 100%
				Risk			6 of 6 / 100%
	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2021	62,522	44,710	107,232	$3,627,769	$8,700,804	10.2
	2020	62,522	36,951	99,473	$2,045,238	$5,505,831	6.5
	Change	0	7,759	7,759	$1,582,531	$3,194,973
	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Nutrien Ltd. (2018 – present)			Audit | Human resources and compensation
Potash Corporation of Saskatchewan Inc. (2015 – 2018)

16	Scotiabank

ABOUT THE MEETING

Nora A. Aufreiter Toronto, Ontario, Canada Age 62 | Director since 2014 Independent 2021 votes for: 92.6% Not eligible for re-election in April 2030

Nora Aufreiter is a corporate director and a former senior partner of McKinsey and Company, an international consulting firm. Throughout her 27 year career at McKinsey, she held multiple leadership roles including Managing Director of McKinsey’s Toronto office, leader of the North American Digital and Omni Channel service line and was a member of the firm’s global personnel committees. She has worked extensively in Canada, the United States and internationally serving her clients in consumer-facing industries including retail, consumer and financial services, energy and the public sector. Ms. Aufreiter holds a B.A. (Honours) in business administration from the Ivey Business School at the University of Western Ontario and an M.B.A. from Harvard Business School. She was recognized in 2011 as one of “Canada’s Most Powerful Women: Top 100”. In June 2018, Ms. Aufreiter was awarded an Honorary Doctor of Laws at the University of Western Ontario.

KEY SKILLS AND EXPERIENCE
Environmental, social and governance (ESG) matters | Financial services | Human resources and executive compensation | Retail/consumer | Technology
OVERALL BOARD AND COMMITTEE ATTENDANCE: 26 of 26 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		11 of 11 / 100%	Corporate governance (chair) Human capital and compensation			8 of 8 / 100% 7 of 7 / 100%
	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2021	3,200	21,953	25,153	$1,781,266	$2,040,914	2.8
	2020	3,200	17,647	20,847	$976,761	$1,153,881	1.6
	Change	0	4,306	4,306	$804,505	$877,033
	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	MYT Netherlands Parent B.V. (Chair) (2021 – present)			Audit | Nominating, governance and compensation
	The Kroger Co. (2014 – present)			Financial policy | Public responsibilities (chair)

Guillermo E. Babatz Mexico City, Mexico Age 53 | Director since 2014 Independent 2021 votes for: 93.0% Not eligible for re-election in April 2029

Guillermo Babatz is the Managing Partner of Atik Capital, S.C., an advisory firm that specializes in structuring financial solutions for its clients. Previously, he was the Executive Chairman of Comisión Nacional Bancaria y de Valores in Mexico from July 2007 to December 2012. Mr. Babatz holds a B.A. (in economics) from the Instituto Tecnologico Autonomo de Mexico (ITAM) in Mexico City, and a Ph.D. (in economics) from Harvard University.

KEY SKILLS AND EXPERIENCE
Accounting and finance | Capital markets | Financial services | Public policy | Risk management
OVERALL BOARD AND COMMITTEE ATTENDANCE: 24 of 24 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		11 of 11 / 100%	Human capital and compensation			7 of 7 / 100%
				Risk (chair)			6 of 6 / 100%
	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2021	2,500	18,935	21,435	$1,536,386	$1,739,236	2.4
	2020	2,500	15,403	17,903	$852,556	$990,931	1.4
	Change	0	3,532	3,532	$683,830	$748,305
	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Fibra MTY, S.A.P.I. de C.V. (2015 – present)			Corporate practices | Investment

Management proxy circular	17

Scott B. Bonham Atherton, California, U.S.A. Age 60 | Director since 2016 Independent 2021 votes for: 99.3% Not eligible for re-election in April 2028

Scott Bonham is a corporate director and the co-founder of Intentional Capital, a privately-held real estate asset management company. From 2000 to 2015, he was co-founder of GGV Capital, an expansion stage venture capital firm with investments in the U.S. and China. Prior to GGV Capital, he served as Vice President of the Capital Group Companies, where he managed technology investments across several mutual funds from 1996 to 2000. Mr. Bonham has a B.Sc. (in electrical engineering) from Queen’s University and an M.B.A. from Harvard Business School.

	KEY SKILLS AND EXPERIENCE
	Accounting and finance | Capital markets | Environmental, social and governance (ESG) matters | Risk management | Technology
	OVERALL BOARD AND COMMITTEE ATTENDANCE: 24 of 24/ 100%
			Meeting attendance	Committees			Meeting attendance
	Board		11 of 11 / 100%	Audit and conduct review Corporate governance			5 of 5 / 100% 8 of 8 / 100%
	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2021	1,500	21,260	22,760	$1,725,036	$1,846,746	2.5
	2020	1,500	17,430	18,930	$964,751	$1,047,776	1.4
	Change	0	3,830	3,830	$760,285	$798,970
	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Loblaw Companies Limited (2016 – present)			Audit | Risk and compliance
	Magna International Inc. (2012 – 2021)

Daniel (Don) H. Callahan Fairfield, Connecticut, U.S.A. Age 65 | Director since June 2021 Independent Not eligible for re-election in April 2034 Appointed to the board after the 2021 annual meeting

Don Callahan is the Executive Chairman of TIME USA LLC, and a corporate director. From 2007 until his retirement in December 2018, Mr. Callahan held several officer roles at Citigroup, including most recently as Citigroup’s Chief Administrative Officer and Global Head of Operations, Technology and Shared Services. Prior to joining Citigroup, Mr. Callahan held various senior executive positions at Morgan Stanley and Credit Suisse. Earlier in his career, he spent 12 years at IBM, where he held a number of management positions, including Director of Strategy for IBM Japan. Mr. Callahan holds a Bachelor of Arts degree in history from Manhattanville College, where he serves as Trustee Chair Emeritus.

KEY SKILLS AND EXPERIENCE
Environmental, social and governance (ESG) matters | Financial services | Human resources and executive compensation | Risk management | Technology
OVERALL BOARD AND COMMITTEE ATTENDANCE: 9 of 9/ 100%
			Meeting attendance	Committees			Meeting attendance
	Board		4 of 4 / 100%	Corporate governance Risk			3 of 3 / 100% 2 of 2 / 100%
	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2021	1,000	1,045	2,045	$84,791	$165,931	0.2
	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Tata Consultancy Services (2019 – present)					Audit | Risk management
	WEX Inc. (2019 – present)		Leadership development and compensation (chair) | Technology
Effective June 15, 2021, Mr. Callahan joined the corporate governance committee and the risk committee. Mr. Callahan has until 2026 to meet his equity holding requirement.

18	Scotiabank

ABOUT THE MEETING

Lynn K. Patterson Toronto, Ontario, Canada Age 60 | Director since September 2020 Independent 2021 votes for: 99.8% Not eligible for re-election in April 2033

Lynn Patterson is a corporate director and served as Deputy Governor of the Bank of Canada (“BoC”) from May 2014 until her retirement from the BoC in July 2019. In this capacity, she was one of two deputy governors responsible for overseeing the BoC’s analysis and activities promoting a stable and efficient financial system. Prior to this, Ms. Patterson served as Special Adviser to the Governor and Senior Representative (Financial Markets) at the BoC’s Toronto Regional Office. Previous to her time at the BoC, Ms. Patterson was President and Country Head for Bank of America Merrill Lynch Canada. She is a recipient of the Diamond Jubilee Medal as a builder and innovator in Canada’s investment industry. Ms. Patterson received an honours degree in Business Administration from the University of Western Ontario and is a Chartered Financial Analyst.

KEY SKILLS AND EXPERIENCE
Capital markets | Financial services | Public policy | Risk management | Technology

OVERALL BOARD AND COMMITTEE ATTENDANCE: 22 of 22 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		11 of 11 / 100%	Audit and conduct review			5 of 5 / 100%
				Risk			6 of 6 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2021	10,659	3,719	14,378	$301,760	$1,166,631	1.6
	2020	4,364	691	5,055	$38,247	$279,794	0.4
	Change	6,295	3,028	9,323	$263,513	$886,837

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	—			—

Michael D. Penner Westmount, Quebec, Canada Age 52 | Director since 2017 Independent 2021 votes for: 99.4% Not eligible for re-election in April 2030

Michael Penner is a corporate director and Senior Advisor for Partners Group AG, a European based, global leader, in private equity. Through his role with Partners Group AG, Mr. Penner acts as Chairman of several portfolio companies including United States Infrastructure Corporation, Enfragen Renewable Energy, and Careismatic Brands, Inc., a medical apparel company. Mr. Penner was Chairman of the Board of Directors of Hydro-Quebec from 2014 to 2018. He was the President and Chief Executive Officer of Peds Legwear prior to selling his company to Gildan Activewear Inc. in August 2016. Mr. Penner has been active in the community, on the Board of ICD Quebec and has served as a member of the Board of Directors of Les Grands Ballets Canadiens de Montréal and Selwyn House School. Mr. Penner holds a Bachelor of Arts degree from McGill University and a Juris Doctor from Hofstra University in New York.

KEY SKILLS AND EXPERIENCE
Environmental, social and governance (ESG) matters | Human resources and executive compensation | Public policy | Retail/consumer | Risk management

OVERALL BOARD AND COMMITTEE ATTENDANCE: 24 of 24 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		11 of 11 / 100%	Audit and conduct review			5 of 5 / 100%
				Corporate governance			8 of 8 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2021	14,091	15,746	29,837	$1,277,630	$2,420,974	3.3
	2020	14,091	12,169	26,260	$673,554	$1,453,491	2
	Change	0	3,577	3,577	$604,076	$967,483

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	—			—

Management proxy circular	19

Brian J. Porter Toronto, Ontario, Canada Age 63 | Director since 2013 Not independent 2021 votes for: 99.7% Eligible for re-election while President and CEO

Brian Porter assumed the role of Scotiabank’s Chief Executive Officer on November 1, 2013. Prior to becoming CEO, Mr. Porter served as the bank’s Chief Risk Officer, Group Head of Risk and Treasury, and Group Head of International Banking. He joined the Bank in 1981. Mr. Porter is also Chair of the University Health Network (UHN) Board of Trustees and his current board memberships include, the Council of the Americas and The BlackNorth Initiative. Most recently, Mr. Porter assumed the role of Chair of the Board of Governors of Huron University College at Western University. Mr. Porter previously served as Vice Chairman and Treasurer of the Washington-based Institute of International Finance (IIF). Mr. Porter earned a B.Comm. from Dalhousie University, and has been awarded an Honorary Doctor of Laws (LLD) from Dalhousie University (2008) and Ryerson University (2018). He is a graduate of the Advanced Management Program of the Harvard Business School.

	KEY SKILLS AND EXPERIENCE
	Accounting and finance | Capital markets | Financial services | Retail/consumer | Risk management

	OVERALL BOARD AND COMMITTEE ATTENDANCE: 11 of 11 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board	11 of 11 / 100%		—			—

	EQUITY OWNERSHIP				Total common shares, DSUs and PSUs	Value of DSUs	Value of common shares, DSUs and PSUs
	Year	Common shares	DSUs	PSUs
	2021	137,735	20,424	267,126	425,285	$1,657,224	$34,507,685
	2020	136,857	19,490	253,243	409,590	$1,078,794	$22,670,864
	Change	878	934	13,883	15,695	$578,430	$11,836,821

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS				Current board committee memberships
	—				—

Mr. Porter has an equity ownership requirement of eight times his base salary and he exceeds the requirement. Common shares, DSUs, PSUs, and holdings through our Employee Share Ownership Plan count towards this requirement. See pages 78 and 101 for details.

Una M. Power Vancouver, British Columbia, Canada Age 57 | Director since 2016 Independent 2021 votes for: 93.0% Not eligible for re-election in April 2028

Una Power is a corporate director and the former Chief Financial Officer of Nexen Energy ULC, a former publicly-traded energy company that is a wholly-owned subsidiary of CNOOC Limited. During her 24 year career with Nexen, Ms. Power held various executive positions with responsibility for financial and risk management, strategic planning and budgeting, business development, energy marketing and trading, information technology and capital investment. Ms. Power holds a B.Comm. (Honours) from Memorial University and CPA, CA and CFA designations. She has completed executive development programs at Wharton Business School and INSEAD.

KEY SKILLS & EXPERIENCE
Accounting and finance | Capital markets | Environmental, social and governance (ESG) matters | Human resources and executive compensation | Risk management

OVERALL BOARD AND COMMITTEE ATTENDANCE: 23 of 23 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		11 of 11 / 100%	Audit and conduct review (chair) Human capital and compensation			5 of 5 / 100% 7 of 7 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2021	5,783	23,490	29,273	$1,905,979	$2,375,211	3.3
	2020	5,783	18,924	24,707	$1,047,443	$1,367,532	1.9

	Change	0	4,566	4,566	$858,536	$1,007,679

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships

	TC Energy Corporation (2019 – present)			Audit (chair) | Health, safety, sustainability and environment

	Teck Resources Limited (2017 – present)			Audit (chair) | Compensation and talent | Corporate governance and nominating

Kinross Gold Corporation (2013 – 2019)

20	Scotiabank

ABOUT THE MEETING

Calin Rovinescu, C.M. Toronto, Ontario, Canada Age 66 | Director since 2020 Independent 2021 votes for: 99.3% Not eligible for re-election in April 2033	Calin Rovinescu is a corporate director, venture capital investor and senior advisor to several corporations. He served as President and Chief Executive Officer of Air Canada from April 2009 until his retirement on February 15, 2021. Mr. Rovinescu was the Executive Vice President, Corporate Development & Strategy of Air Canada from 2000 to 2004, and also held the position of Chief Restructuring Officer during the airline’s 2003-2004 restructuring. From 2004 to 2009, Mr. Rovinescu was a Co-founder and Principal of Genuity Capital Markets, an independent investment bank. Prior to 2000, he was the Managing Partner of the law firm Stikeman Elliott in Montreal. Mr. Rovinescu was Chair of the Star Alliance Chief Executive Board from 2012 to 2016 and Chair of the International Air Transport Association in 2014-2015. He is a member of the Board of Directors of BCE Inc. and a Senior Advisor to Brookfield Asset Management Inc. and Teneo. Mr. Rovinescu holds Bachelor of Laws degrees from the Université de Montréal and the University of Ottawa, and has been awarded six Honorary Doctorates from universities in Canada, Europe and the United States. Mr. Rovinescu was named the 14th Chancellor of the University of Ottawa in November 2015. In 2016, Mr. Rovinescu was recognized as Canada’s Outstanding CEO of the Year by the Financial Post Magazine. In 2019, he was recognized as Strategist of the Year and as Canada’s Outstanding CEO of the Year for the second time by the Globe and Mail’s Report on Business magazine. Mr. Rovinescu is a member of the Order of Canada and was inducted into the Canadian Business Hall of Fame in 2021.
KEY SKILLS AND EXPERIENCE
Capital markets | Environmental, social and governance (ESG) matters | Human resources and executive compensation | Retail/consumer | Risk management

OVERALL BOARD AND COMMITTEE ATTENDANCE: 23 of 23 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board	11 of 11 / 100%		Audit and conduct review			5 of 5 / 100%
				Human capital and compensation			7 of 7 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2021	14,598	2,995	17,593	$243,014	$1,427,496	2
	2020	14,280	0	14,280	$0	$793,825	1.1
	Change	318	2,995	3,313	$243,014	$633,671

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	BCE Inc. and Bell Canada (2016 – present)			Management resources and compensation | Risk and pension fund (chair)
Air Canada (2009 – 2021)
The value of Mr. Rovinescu’s common shares and DDSUs for 2020 is calculated using $55.59 (the closing price of our common shares on the TSX on November 2, 2020).

Management proxy circular	21

Susan L. Segal Roxbury, Connecticut, U.S.A. Age 69 | Director since 2011 Independent 2021 votes for: 98.8% Not eligible for re-election in April 2023

Susan Segal was elected President and Chief Executive Officer of the Americas Society, an organization dedicated to education, debate and dialogue in the Americas, and Council of the Americas, a business organization whose members share a common interest in the western hemisphere, in August 2003. Previously, she was a banker for over 25 years with JPM Chase and its predecessor banks. Ms. Segal received a B.A. from Sarah Lawrence College and an M.B.A. from Columbia University. In 1999, she was awarded the Order of Bernardo O’Higgins, Grado de Gran Oficial in Chile. In 2009, President Alvaro Uribe of Colombia honored her with the Cruz de San Carlos award and in September 2012, Mexican President Calderón awarded her with the Aguila Azteca, the highest award given to a foreigner. In 2013, the North American-Chilean Chamber of Commerce recognized her as the Honorary Chilean of the Year. In 2018, Ms. Segal was awarded Peru’s Order of “Merit for Distinguished Services” in the rank of Grand Official on behalf of President MartÍn Vizcarra.

KEY SKILLS AND EXPERIENCE
Capital markets | Environmental, social and governance (ESG) matters | Financial services | Public policy | Risk management

OVERALL BOARD AND COMMITTEE ATTENDANCE: 22 of 22 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		11 of 11 / 100%	Audit and conduct review			5 of 5 / 100%
				Risk			6 of 6 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2021	1,839	40,985	42,824	$3,325,523	$3,474,739	4.8
	2020	1,839	36,253	38,092	$2,006,604	$2,108,392	2.9
	Change	0	4,732	4,732	$1,318,919	$1,366,347

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS				Current board committee memberships

	Ribbit LEAP, Ltd. (2020 – present)			Audit | Compensation (chair) | Nominating (chair)

	Vista Oil and Gas S.A.B. de C.V. (2017 – present)					Compensation (chair) | Corporate practices

	MercadoLibre, Inc. (2012 – present)			Audit | Compensation

22	Scotiabank

ABOUT THE MEETING

L. Scott Thomson West Vancouver, British Columbia, Canada Age 52 | Director since 2016 Independent 2021 votes for: 92.1% Not eligible for re-election in April 2028

Scott Thomson is the President and Chief Executive Officer of Finning International Inc., the world’s largest Caterpillar equipment dealer. Prior to joining Finning in 2013, Mr. Thomson was Chief Financial Officer of Talisman Energy Inc. with responsibility for finance, tax, treasury, investor relations, marketing, business development and strategy, planning and performance management from 2008 to 2013. Prior to Talisman, Mr. Thomson held several executive positions with Bell Canada Enterprises from 2003 to 2008 including the role of Executive Vice President, Corporate Development. Prior to Bell, Mr. Thomson was a Vice President at Goldman, Sachs & Co. Mr. Thomson holds a B.A. (in economics and political science) from Queen’s University and an M.B.A. from the University of Chicago.

KEY SKILLS AND EXPERIENCE
Accounting and finance | Capital markets | Financial services | Human resources and executive compensation | Technology

OVERALL BOARD AND COMMITTEE ATTENDANCE: 24 of 24 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		11 of 11 / 100%	Human capital and compensation (chair) Risk			7 of 7 / 100% 6 of 6 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2021	8,070	22,356	30,426	$1,813,966	$2,468,766	3.4
	2020	8,070	17,841	25,911	$987,499	$1,434,174	2
	Change	0	4,515	4,515	$826,467	$1,034,592

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships

	Finning International Inc. (2013 – present)			Safety, environment and social responsibility

Benita M. Warmbold Toronto, Ontario, Canada Age 63 | Director since 2018 Independent 2021 votes for: 93.0% Not eligible for re-election in April 2031

Benita Warmbold is a corporate director and the former Senior Managing Director and Chief Financial Officer of Canada Pension Plan (CPP) Investment Board having retired in July 2017. Over her nine years at CPP Investment Board, Ms. Warmbold was responsible for finance, risk, performance, tax, internal audit, legal, technology, data and investment operations. Prior to joining CPP Investment Board in 2008, Ms. Warmbold held senior leadership positions with Northwater Capital, Canada Development Investment Corporation and KPMG. She is Chair of the Canadian Public Accountability Board. Ms. Warmbold holds a B.Comm. (Honours) from Queen’s University and is a chartered professional accountant and a Fellow of CPA Ontario. Ms. Warmbold has been recognized three times as one of “Canada’s Most Powerful Women: Top 100,” and in 2016 was inducted into the WXN Hall of Fame.

KEY SKILLS AND EXPERIENCE
Accounting and finance | Capital markets | Financial services | Risk management | Technology

OVERALL BOARD AND COMMITTEE ATTENDANCE: 24 of 25 / 96%
			Meeting attendance	Committees			Meeting attendance
	Board		10 of 11 / 91%	Audit and conduct review Corporate governance Human capital and compensation			5 of 5 / 100% 5 of 5 / 100% 4 of 4 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2021	3,000	10,606	13,606	$860,571	$1,103,991	1.5
	2020	3,000	7,264	10,264	$402,062	$568,112	0.8
	Change	0	3,342	3,342	$458,509	$535,879

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Methanex Corporation (2016 – present)			Audit, finance and risk (chair) | Corporate governance
	SNC-Lavalin Group Inc. (2017 – present)			Audit (chair) | Human resources
Effective April 13, 2021, Ms. Warmbold joined the corporate governance committee and ceased to be a member of the human capital and compensation committee.

Management proxy circular	23

Skills and experience

Our directors are prominent business and community leaders. They bring a wealth of experience to the board, generate public confidence, know our businesses and are familiar with the markets in which we carry on business. The directors’ backgrounds, skills and experience, taken as a whole, equip the board to carry out its duties and supervise the bank’s business and affairs.

The board maintains a skills matrix to monitor the skills and experience necessary for the oversight of the bank today and in the future.

To serve on our board, directors must have considerable experience in leadership and strategy. In addition, each director has identified five other key areas of experience in consultation with the corporate governance committee. The committee developed the skills matrix below based on this consultation and agreement on each director’s key areas of experience, as well as an annual review (including international benchmarking) of key skills and experience necessary for the oversight of Scotiabank. Our director biographies highlight some of the formative experiences supporting these areas.

Key Areas of Expertise
Leadership Experience in senior leadership roles (management and/or board) in an organization of significant size or complexity.
Strategy Experience in developing, implementing and delivering strategic business objectives in a large organization.
Accounting and Finance Knowledge of and experience in financial accounting and reporting, corporate finance and familiarity with financial internal controls and GAAP/IFRS.
Capital Markets Experience in global financial markets, investment banking and/or mergers and acquisitions.

Environmental, Social and Governance (ESG) Matters

Experience in sustainability matters, environmental issues, social issues and/or corporate governance principles and practices in an organization of significant size and complexity.

Financial Services Experience in the financial services industry and/or financial regulation.
Human Resources and Executive Compensation Experience in people matters including workplace culture, management development, succession planning and compensation.
Public Policy Experience in government and public policy matters.
Retail/Consumer Experience in a consumer-facing industry.
Risk Management Experience in identifying, assessing and managing financial and non-financial risks.
Technology An understanding of digital, data management, technology and/or cyber security issues in large, complex enterprises.

The corporate governance committee also maintains a detailed matrix of each director’s general areas of experience (such as marketing, regulatory and compliance and government), education, language skills and business experience in geographic regions where we do business. It uses these matrices to assess board composition, plan board and chair succession, and assess potential director candidates.

24	Scotiabank

ABOUT THE MEETING

Meeting attendance

The table below shows the number of board and committee meetings held in fiscal 2021 and the overall meeting attendance of the relevant members for that period. Directors are expected to attend at least 75% of all board and committee meetings for those committees on which they serve.

You can find the details about each director’s meeting attendance in the director profiles beginning on page 16. All the nominated directors who were members of the board at the time attended the virtual annual meeting in April 2021. Directors also held meetings with regulators, shareholders and shareholder representative groups throughout the year, which are not shown in the table below.

	Meetings	Attendance
Board	11	99%
Audit and conduct review	5	100%
Corporate governance	8	100%
Human capital and compensation	7	98%
Risk	6	100%
Total number of meetings	37	99%

The table below shows the board and committee meeting attendance in fiscal 2021 of directors not standing for re-election. Dr. Samarasekera did not stand for re-election at the 2021 annual meeting pursuant to our board term limits and Dr. Dallara decided not to stand for re-election at that meeting.

	Meetings	Attendance
Charles Dallara
Board	6 of 6	100%
Audit and conduct review	2 of 2	100%
Risk	3 of 3	100%
Indira Samarasekera
Board	6 of 6	100%
Corporate governance	3 of 3	100%
Human capital and compensation	3 of 4	75%

Director compensation

Our director compensation program is designed to attract and retain qualified individuals while aligning the interests of our directors and shareholders.

The corporate governance committee annually conducts an extensive review of director compensation against our Canadian bank peer group. The committee also considers trends and compensation structures at several large-capitalization companies in the TSX 60 Index (including BCE, Canadian Tire, CN Rail, Magna, Suncor and TC Energy) and other comparable international financial institutions.

The committee reviews director compensation regularly to make sure our program is appropriate so we can continue to retain and attract qualified professionals to our board and in terms of shareholder value given the risks, responsibilities, time commitment, workload, complexity of issues and decision-making, and the skills required of the board.

PROGRAM ELEMENTS

The table below shows our fee schedule for fiscal 2021. The Chairman’s retainer is higher and committee chairs receive a chair retainer, to recognize their additional responsibilities in these leadership roles.

Annual board retainers
Chairman ($170,000 must be taken in common shares or DDSUs)	$450,000
All other directors ($145,000 must be taken in common shares or DDSUs)	$225,000
Annual committee chair retainers
audit and conduct review | human resources | risk	$50,000
corporate governance	$35,000
Travel fee
Directors whose principal residence is 300km or more from Toronto or outside of Canada	$10,000

Directors are expected to keep abreast of industry developments, nationally and internationally, so that they can make a meaningful contribution.

Directors are routinely kept informed between meetings on issues germane to the bank and their responsibilities as directors.

Our director fee structure reinforces director engagement, and is predictable, transparent and easy to administer, regardless of the number of meetings held during the year.

Management proxy circular	25

In addition, directors are reimbursed for travel and other expenses they incur when they attend meetings or conduct bank business.

Attendance in person at board and committee meetings continued to be restricted due to the public health impacts of COVID-19 during fiscal 2021. Given the inability to conduct in-person meetings, the board agreed that directors who were otherwise eligible would continue to forfeit the travel fee for fiscal 2021, a practice first initiated in the fourth quarter of fiscal 2020.

2021 DIRECTOR COMPENSATION TABLE

The table below shows the fees paid to directors in fiscal 2021. As President and CEO of the bank, Mr. Porter does not receive fees for serving as a director.

	Retainers				Total fees earned ($)	Portion of total bank director fees received as DDSUs (%)	All other compensation ($)	Total ($)
	Board ($)	Committee chair ($)	Non-executive Chairman ($)	Travel ($)[1]
N. Aufreiter	225,000	35,000	–	–	260,000	100	–	260,000
G. Babatz[2]	225,000	50,000	–	–	275,000	76	168,359	443,359
S. Bonham	225,000	–	–	–	225,000	100	–	225,000
D. Callahan[3]	84,375	–	–		84,375	100	–	84,375
C. Dallara[4]	101,875	–	–	–	101,875	64	73,210	175,085
L. Patterson	225,000	–	–	–	225,000	100	–	225,000
M. Penner	225,000	–	–	–	225,000	100	–	225,000
U. Power	225,000	50,000	–	–	275,000	100	–	275,000
A. Regent	–	–	450,000	–	450,000	100	–	450,000
C. Rovinescu	225,000	–	–	–	225,000	100	–	225,000
I. Samarasekera[5]	101,875	–	–	–	101,875	64	5,000	106,875
S. Segal[6]	225,000	–	–	–	225,000	100	182,927	407,927
S. Thomson	225,000	50,000	–	–	275,000	100	–	275,000
B. Warmbold	225,000	–	–	–	225,000	100	–	225,000
Total	2,538,125	185,000	450,000	0	3,173,125		429,496	3,602,621

1.

Given that travel restrictions and public health advisories related to the current COVID-19 pandemic continued to impact the ability to conduct board meetings in person, directors who were otherwise eligible to receive travel fees forfeited the quarterly installment of the fee beginning in Q4 fiscal 2020 and continued to do so for fiscal 2021.

2.

Mr. Babatz earned 2,800,000 Mexican pesos in fiscal 2021 for serving as Chairman of Grupo Financiero Scotiabank Inverlat, S.A. de C.V. and four of its subsidiaries (C$168,359 based on the October 31, 2021 exchange rate of 0.06012833).

3.	Mr. Callahan was appointed to the board on June 15, 2021 and received pro-rated fees.
4.	Dr. Dallara did not to stand for re-election at the 2021 annual meeting on April 13, 2021 and received pro-rated fees. He earned US$54,333 in fiscal 2021 for serving as a director of Scotia Holdings (U.S.) Inc. (C$68,210 based on the April 13, 2021 exchange rate of $1.2554). A $5,000 charitable donation was made in honour of Dr. Dallara’s time on the board. He did not receive any financial benefit from this donation.
5.

Dr. Samarasekera did not stand for re-election at the 2021 annual meeting on April 13, 2021 pursuant to our board term limits and received pro-rated fees. A $5,000 charitable donation was made in honour of Dr. Samarasekera’s retirement. She did not receive any financial benefit from this donation.

6.	Ms. Segal earned US$147,778 in fiscal 2021 for serving as Chairman of Scotia Holdings (U.S.) Inc. (C$182,927 based on the October 31, 2021 exchange rate of $1.23785001).

NEW FOR 2022

In recognition of increasing responsibilities and to remain competitive for director talent, the board approved the following fee structure, effective November 1, 2021, along with new equity ownership requirements.

Annual board retainers
Chairman ($350,000 must be taken in common shares or DDSUs)	$500,000
All other directors ($195,000 must be taken in common shares or DDSUs)	$275,000
Annual committee chair retainers	$ 50,000

26	Scotiabank

ABOUT THE MEETING

Director equity ownership

We believe it is important for our directors to have a significant stake in the bank and to align their interests with those of other shareholders. Equity ownership is reviewed on a regular basis.

Our strengthened director equity ownership requirements were approved by the board effective November 1, 2021:

We have strengthened our equity holding requirements.

All directors meet or exceed the requirement to hold at least 1,000 common shares in the bank.

All directors currently exceed our new equity holding requirements except Mr. Callahan who joined in June 2021 and therefore has until 2026 to meet or exceed the requirements.

As President and CEO, Mr. Porter has an equity ownership requirement of 8x his base salary and he exceeds this requirement, holding 27x his base salary.

Requirement	Directors	Chairman
Required holdings in common shares or DDSUs to be met within five years of joining board and maintained while serving on board	$975,000 (5x equity portion of annual retainer)	$1,750,000 (5x equity portion of annual retainer)
Common share holding requirement to be met within six months of joining board	1,000
Portion of annual board retainer paid in either DDSUs or bank common shares (by participating in the directors’ share purchase plan), even after equity ownership requirements have been met	$195,000	$350,000

All directors currently receive the equity portion of their retainer in DDSUs, which are only redeemable after they leave the board. Directors do not participate in the bank’s pension plans or any other compensation plans. We do not grant stock options to directors.

Director prohibitions against monetizing or hedging

Directors are not allowed to monetize or hedge their economic interest in Scotiabank securities. DDSUs are not transferable, and the use of short sales, calls or puts on the bank’s securities is prohibited under the Bank Act.

About DDSUs

DDSUs are notional units that have the same value as our common shares, and therefore have the same upside and downside risk.

Directors can redeem their DDSUs for cash only after they leave the board. Their redemption value is equal to the market value of our common shares at the time of redemption.

DDSUs earn dividend equivalents at the same rate as dividends are paid on our common shares, but do not give the holder voting or other shareholder rights.

Management proxy circular	27

2	Governance

Sound and effective corporate governance is embedded in everything we do. It is a critical part of the bank’s culture, and fundamental to our long-term success; it provides proper oversight and accountability, strengthens internal and external relationships, builds trust with our stakeholders and protects the long-term interests of Scotiabank.

The pandemic has not changed the board’s responsibilities but rather sharpened the focus on certain issues that may require more immediate or frequent attention. The manner in which the board responsibilities are fulfilled may evolve but the overarching responsibilities have not changed — we will continue to uphold good corporate governance even in extraordinary times and to apply good judgement in addressing the needs of the bank and all of our stakeholders.

A solid foundation of openness, integrity, continuous improvement and accountability is key to maintaining strong, enduring relationships with our diverse stakeholders — shareholders, customers, employees, regulators and the broader community.

AN EFFECTIVE GOVERNANCE STRUCTURE

Effective oversight, accountability and communication are the cornerstones of good governance. Shareholders elect the board to supervise the management of our business and affairs. The image below shows the reporting relationships between shareholders, the board and its four committees, management and other stakeholders. Formal mandates are approved for the board, each committee, the Chairman of the Board, committee chairs, directors and members of executive management. These mandates set out the key responsibilities and accountabilities for each role.

28	Scotiabank

GOVERNANCE

WE ARE A CORPORATE GOVERNANCE LEADER

Scotiabank is committed to strong corporate governance practices and has a history of being at the forefront of leading practices. The corporate governance committee reviews our corporate governance approach every year against changing regulations, industry developments and emerging best practices. The board approves our corporate governance policies annually to continually enhance our processes and standards. Some key milestones include:

Management proxy circular	29

2021 highlights

Scotiabank was again recognized by the Dow Jones Sustainability Index as being in the top 1% of global financial institutions in terms of corporate governance practices.

The board:

• supported the bank’s updated diversity, equity and inclusion objectives and targets to enhance diversity across all levels of our workforce with a focus on underrepresented groups

•  updated the board diversity policy to include the bank’s aspiration for gender parity while maintaining its minimum aspirational goal of at least 30% of each gender on the board

• continued to enhance its commitment to stakeholder engagement throughout the year, particularly on ESG issues, by embedding the stakeholder engagement program in the bank’s corporate governance policies

• focused on its oversight of ESG matters now embedded in the bank’s corporate governance policies and reinforced its attention on ESG matters, by supporting the following:

• ScotiaRISE, the bank’s 10-year, $500 million signature social impact program

• the mobilization of $58 billion (as of November 2021) to reduce the impacts of climate change out of our $100 billion target by 2025

• the bank’s net-zero pathways project to establish bank-wide, quantitative, time-bound targets for reducing greenhouse gas (GHG) emissions associated with our lending activities to achieve net-zero emissions by 2050

• the bank’s joining of the Net-Zero Banking Alliance (NZBA), the Partnership for Carbon Accounting Financials (PCAF) and Circular Economy Leadership Canada (CELC)

• the bank’s contribution to the Government of Canada’s Black Entrepreneurship Program, which commits up to $128 million in lending capital for the program’s Black Entrepreneurship Fund

•  the bank’s alignment with Canada Mortgage and Housing Corporation (CMHC) to transform housing affordability across Canada with the plan to mobilize $10 billion over the next 10 years in support of CMHC’s aspiration

• the increase of mental health benefits coverage in Canada to $10,000, the addition of gender affirmation coverage to benefits for employees in Canada and the U.S. and extended medical benefits coverage to same sex partners in Trinidad and Tobago

• the bank’s commitment to strengthen inclusion of Indigenous peoples in Canada through our recognition of the National Day for Truth and Reconciliation and the National Indigenous Peoples Day, as well as our reconciliation statement at our annual meeting – the first ever by a Canadian bank

• supported the bank’s updated human rights statement to improve its alignment with best practice and the UN Guiding Principles Reporting Framework

• oversaw the continued implementation of the bank’s core purpose - for every future - to support our customers, employees, communities and shareholders

• maintained heightened focus on regulatory compliance in the current environment

• continued building bench strength among the senior leadership team and aligning compensation with risk and performance

• supported the bank’s diversified business model as it returned to full earning power with all four major business lines contributing to positive earnings momentum

• continued to support the bank’s strengthened approach to responsible procurement and supplier diversity, including the bank’s membership in the Canadian Aboriginal and Minority Supplier Council and the bank being named a Canadian Council for Aboriginal Business Indigenous Procurement Champion in support of their Indigenous procurement initiatives

• continued to invest significantly in people, processes and technology and dedicated significant resources to cyber-security, financial crimes technology and data protection to keep the bank’s and our customers’ information safe, resulting in the bank being recognized as the Most Innovative in Data by The Banker magazine and receiving the highest score in the J.D. Power 2021 Canada Online Banking Satisfaction Study for the second year in a row

• approved the bank’s Global Cyber-security Strategy, which has a vision to build and maintain the trust of the bank’s customers and shareholders by being a leader in cyber-security across the bank’s global footprint

30	Scotiabank

GOVERNANCE

    WHAT WE DO

▶ Independence

• 12 of 13 directors are independent

• all committee members are independent

• board committees have full authority to retain independent external advisors

• in camera sessions with independent directors are scheduled at each board and committee meeting

▶ Integrity, ethics and accountability

• we promote a strong culture of integrity and ethical behaviour

• we require all directors to certify compliance with our code of conduct each year

• we have attendance requirements for our directors

• quorum for meetings is a majority of the board or committee members

• we limit the number of public company boards on which our directors may sit

▶ Risk oversight

• we have strong risk oversight, carried out by the board and its four committees

• we have financial services and risk management experience on every committee

• the human capital and compensation committee and risk committee meet jointly to discuss compensation risk

• the risk committee and audit and conduct review committee chairs regularly meet to discuss risk

▶ Leadership, development and succession

• we have individual (not slate) voting for directors

• we do not have a staggered board – all our directors are elected annually

• our majority voting policy complies with the TSX rules

• we have director term limits

• we have a formal written board diversity policy, which has been updated over the years, including in 2021

• we have a robust director orientation and continuing education program

• we have a formal, annual board assessment including individual director assessment

• we have a board skills matrix which is used for director nominations and succession planning

▶ Stewardship and stakeholder engagement

• we have an annual strategic planning meeting with the board and management separate from regular board meetings

• we have a robust stakeholder engagement program

• we have strong equity ownership guidelines to align director and shareholder interests

• international subsidiary boards have the opportunity to engage with members of our board

• we have a robust ESG strategy

    WHAT WE DON’T DO

▶ No hedging of bank securities

• no director, executive or employee can monetize or hedge our common shares or equity-based compensation to undermine the risk alignment in our equity ownership requirements

• DDSUs are non-transferable and are only redeemable after a director leaves the board

• directors cannot receive stock options and do not participate in our pension plan

▶ No unequal voting

• we do not have dual class shares, non-voting or subordinated voting shares

• the Chairman does not have a deciding vote in the case of a board tie

Management proxy circular	31

About the board

STRUCTURE OF THE BOARD

The board’s mandate is to:

•  oversee the bank’s strategic direction as stewards for stakeholders

•  supervise the management of the business and affairs of the bank

•  maintain the bank’s strength and integrity through strong oversight

•  set the tone at the top, promoting trust and integrity with our shareholders, customers, employees, regulators and communities

•  oversee the bank’s organizational structure and succession planning for senior management roles

•  continually develop its approach to corporate governance.

The board has specific duties and responsibilities set out in global regulatory expectations and best practices, as well as in the Bank Act and other applicable laws and regulations. These are detailed in its mandate. The board delegates day-to-day management of our affairs and the execution of our strategy to executive management, up to certain limits.

This year 13 directors are nominated for election, and the board is comfortable that this is an appropriate size to generate open and engaging discussions, to make sure the committees have the right combination of skills, to allocate responsibilities appropriately and to facilitate board renewal.

Board committees

Four standing committees help the board carry out its duties and responsibilities. Each committee is able to engage external advisors or consultants as necessary and approve their contracts and fees. You can find descriptions of the committee mandates, membership, highlights for the year and how each committee assessed itself in the reports starting on page 59.

All committees are composed entirely of independent board members. The President and CEO does not sit on any board committees.

All independent directors serve on two board committees and the Chairman is a member of all four committees.

The corporate governance committee recommends committee composition (including committee chairs) to the board and reviews committee membership throughout the year and after the annual meeting once the board is elected. This committee also reviews Chairman of the Board and committee chair succession, in light of director term limits.

Chairman of the Board

The Chairman of the Board is an independent director, responsible for leading the board in carrying out its duties and responsibilities effectively, efficiently and independent of management.

He presides over all board meetings, oversees the board committees and chairs all sessions with the independent directors. The Chairman is directly involved in director orientation, continuing education and the board assessment process.

At every meeting, time is allocated to in camera sessions without management. Depending on the nature of the business discussed at the meeting, the board may waive the requirement for these sessions. In fiscal 2021, the independent directors met without management at all regularly scheduled meetings. In addition, the board held three special meetings during the year and the independent directors held in camera sessions at each of those meetings.

Our board mandate is posted in the corporate governance section of our website.

The committees support the board, with overall leadership by our Chairman who is independent from our CEO.

The independent directors held in camera sessions at all meetings in 2021.

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GOVERNANCE

The Chairman acts as a resource for management, advising the President and CEO on major strategic and business issues and corporate governance matters. The Chairman meets with OSFI, our primary regulator, shareholders and other stakeholders on behalf of the board, and also meets periodically with members of the boards of directors of our subsidiaries.

During a crisis like we have experienced with the COVID-19 pandemic, the role of the Chairman requires even more engagement and communication with the board and management. The Chairman ensures that the number of board and committee meetings is appropriate given the issues that the board and bank are addressing in the context of the pandemic. This past year, the Chairman and the President and CEO agreed to call three special meetings, in addition to the board’s regularly scheduled meetings. The Chairman also pays particular attention to the dynamics of the board in the context of not being able to hold in-person meetings and ensures all directors are actively and appropriately involved in the board’s oversight role. The Chairman and the President and CEO’s relationship is critical to leading the bank through a crisis like all have experienced these past couple of years. The Chairman has also focused more on his interactions with the President and CEO and the management team, as well as ongoing communications amongst all board members, to ensure appropriate engagement at and in between meetings is maintained in the continually evolving environment over these past couple of years.

Committee chairs

Committee chairs must be independent directors with the requisite skills and experience necessary to oversee their committees’ responsibilities.

Each chair is responsible for:

•  facilitating the functioning of the committee independent of management

•  overseeing the orientation of new members

•  providing input to the Chairman and the chair of the corporate governance committee on succession plans for the committee’s composition, including the role of chair

•  managing the operations of the committee to fulfill its charter and address any other matters delegated to it

•  setting the meeting agendas, presiding over all meetings, and ensuring that members have the information and resources they need to carry out their duties

•  facilitating effective communication between the committees

•  reporting the committee’s discussions and decisions or recommendations to the board.

Directors

All directors, regardless of whether they currently have a leadership role on the board, have written position descriptions outlining our expectations around individual accountability and contribution.

Board priorities

Our effective governance structure allows the board to efficiently fulfill its oversight and advisory mandate, including focusing on key priorities:

1. Strategic direction

The board oversees our strategic direction and holds management accountable for executing our strategy and delivering strong performance.

The board participates in our strategic planning process throughout the year by:

•  reviewing and approving our strategic plan, considering the opportunities and risks of our businesses

•  keeping abreast of industry developments and the competitive landscape

•  reviewing results against our capital plan throughout the year

•  approving new strategic initiatives, as well as significant acquisitions, divestitures and investments

•  overseeing our ESG strategy, including our climate change strategy, and monitoring management’s execution against this strategy

•  regularly scrutinizing management’s execution of business plans and their results

•  reviewing our strategic plan against our risk appetite framework

•  approving our capital management policy and overseeing that appropriate strategies are in place to mitigate risk

•  assessing our corporate performance and the performance of our business lines against:

•  financial and other objectives established in the business plans

•  past performance

•  industry peers.

You can find the committee charters, board mandate, and position descriptions for the Chairman, committee chairs and directors posted in the corporate governance section of our website.

More information about the audit and conduct review committee is available in our 2021 AIF at sedar.com.

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This past year, the board discussed the bank’s strategic direction at three separate board meetings. Earlier in the year, management presented their business line strategies to the board with a focus on past performance, the impact of COVID-19 on the business and the vision for the future. The annual in-depth session on strategic planning included a focus on technology and operations, digital, and data and analytics and how business lines leverage these investments to enable their strategic execution. At year end, management shared its strategic agenda progress with the board. This approach to strategic oversight allowed the board to consider the bank’s strategic plans and initiatives at various moments throughout the year and to monitor management’s execution of said plans and initiatives.

2. Risk oversight

Our risk management framework sets the foundation for managing our principal risks and embedding a strong risk culture across the enterprise. The board approves our overall risk strategy, including our risk appetite framework, which sets out limits and the appropriate balance of risk and reward. It approves significant financial and non-financial risk frameworks and policies that manage risk bank-wide. Each quarter, the board reviews an in-depth enterprise risk management report to monitor and maintain a robust view of our risks across defined and emerging risks. A list of risks faced by the bank and detailed information on matters including our risk management framework, risk culture and risk appetite are provided in our 2021 MD&A.

We diversify risk across business lines, geographies, products and industries. Risk is managed through three levels of accountability:

•  business lines and internal controls

•  global risk management and other control functions

•  internal audit (for independent monitoring and oversight).

Risk Management

Our strong fundamentals in both governance and risk management have allowed the board to work with management to adapt to, and prudently manage risks throughout, a continually evolving and complex environment.

Areas of focus for 2021 included:

–   Lessons learned from the pandemic

–   Non-financial risks, including analytics, model, information technology, cyber-security risk, human capital management risk and ESG risk including climate change

–   Data risk management

– Risk culture and conduct risk – Geo-political issues and social justice – Provisions for credit losses – Risk in Pacific Alliance countries – Third party risk management – Records retention

Each board committee has a focus on how we identify and manage our principal business risks:

Board Committees’ Oversight of Risk

Audit and conduct review committee

•  provides oversight on the effectiveness of the bank’s system of internal controls

•  oversees the integrity of the bank’s consolidated financial statements and quarterly results

•  oversees our climate change related disclosure as part of our financial reporting of ESG matters

•  responsible for conduct review, risk culture, conduct risk and monitoring our ethical standards

•  oversees the external auditor’s qualifications, independence and performance, and the finance, compliance and audit functions

Human capital and compensation committee

•  in conjunction with the risk committee, satisfies itself that adequate procedures are in place to identify, assess and manage the risks associated with the bank’s human capital including material compensation programs (including conduct risk) and that such procedures are consistent with the bank’s risk management programs

•  oversees leadership, succession planning and total rewards

•  supported by the management compensation review committee, which reviews the compensation of employees that have a material impact on risk

Corporate governance committee

•  acts in an advisory capacity to the board to enhance the bank’s corporate governance through a continuing assessment of the bank’s approach to corporate governance and makes policy recommendations in support of the bank’s purpose, culture and strategy

•  responsible for the board succession plan and the bank’s approach to shareholder engagement

•  reviews the bank’s ESG strategy, priorities and reporting

Risk committee

•  identifies and monitors key financial and non-financial risks

•  reviews and approves the bank’s key risk management policies, frameworks and limits, and the bank’s risk exposure, satisfying itself that management is operating within the bank’s enterprise risk appetite framework

•  oversees the risk management and anti-money laundering/anti-terrorist finance functions

•  oversees the bank’s ESG risks, including climate change risks

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GOVERNANCE

Management keeps the board and each of the committees apprised of regulatory developments relevant to their mandates. The regulatory oversight committee regularly reports to the board on the activities and progress of our regulatory steering committees as we anticipate and prepare for new regulatory initiatives. Furthermore, the audit and conduct review committee reviews regulatory exam results and informs the board of any material developments in our relationship with the bank’s regulators, including OSFI. The board meets with OSFI to discuss regulatory matters and the results of their supervisory activities.

ESG risk management

Scotiabank is committed to managing ESG risks recognizing that they are complex and interrelated with other risks. ESG risk is integrated into the bank’s existing risk management frameworks with management of such risks borne by the bank’s Chief Risk Officer. While the ultimate responsibility for the risk lies with the business lines, Global Risk Management has a dedicated team within Enterprise Risk Governance to provide independent risk oversight for ESG risk. In 2021, the team developed and implemented a framework that outlines how the bank identifies, assesses, and mitigates its exposure to environmental risk. The Environmental Risk Management Framework articulates the bank’s approach to managing environmental risk, including climate change risks and contains a governance structure, roles and responsibilities. It further details the mechanisms and tools in place to identify, assess, and manage these risks, risk mitigation channels, environmental risk appetite statements, metrics, reporting, and communication and training requirements. The bank also has an Environmental Policy which sets out the key principles, commitments and requirements that guide the bank’s management of environmental risk and aims to ensure the bank manages environmental risk in a manner that is consistent with industry standards, best practices and regulatory requirements. For additional information about the bank’s approach to managing environmental risk, see the “Environmental Risk” section in our 2021 MD&A and the “Environmental Risk Management” section in our ESG Report. Social and governance risks are managed through the bank’s implementation of several key policies and commitments, including, but not limited to, our code of conduct, our human rights statement, our anti-slavery and human trafficking statements and our diversity, equity and inclusion goals. For additional information about the bank’s approach to managing social and governance risk, see the “Environmental, Social and Governance” section in the “Risk Management” section of our 2021 MD&A.

3. Conduct and culture

At Scotiabank, we know that earning and keeping the trust of all our customers and stakeholders is the most critical thing we do. Paramount to that is being guided by our purpose: for every future, and our values – integrity, accountability, respect and passion and our bias to action. Our culture not only ensures we are doing the right things, but that we are doing them the right way.

Culture is an expression of organizational norms, mindsets and behaviors and can support or undermine the bank’s stated objectives and values. The bank is aware of the importance of culture and continues to focus on consistent execution and integration across all lines of defense. Culture is positioned as a shared responsibility across the organization. The bank continues to prioritize culture as an area of focus to ensure the culture of compliance permeates throughout all levels of the organization. The board has formal oversight of culture and monitors how the bank reinforces and evolves the culture in different areas: risk management, compliance, conduct risk and leadership.

The audit and conduct review committee is responsible for overseeing how we manage conduct risk and has dedicated considerable time to its oversight of culture, including reviewing regular reporting on how we monitor conduct risk. Enterprise Conduct, Risk Culture & Ethics, a team within Global Compliance, is responsible for providing enterprise-level oversight of risk culture and conduct risk management through the development and maintenance of a framework, policies and procedures, providing advice and counsel on matters related to the Scotiabank Code of Conduct (the code) and risk culture. This is supported by communications and training to promote our ethical standards and strong risk culture.

Our people are our most important asset. We invest in attracting, hiring, developing and retaining the best talent to offer our customers a differentiating experience. We see our employees as our brand ambassadors, and we equip them to lead and thrive as a winning team and support them in living our values and keeping the bank safe. Employee feedback is critical and continues to shape how we enable our Winning Team to deliver for every future. We solicit

Management proxy circular	35

this feedback semi-annually via our ScotiaPulse survey. Our annual Global Mandatory Learning (GML) Program helps to ensure all of our employees live our core values and exemplify ethical behavior that is critical to our success. All of the 14 courses contained in this program are focused on meeting the requirements stipulated by legislation, regulation and bank policy and include topics related to inclusion, ethics, conduct and keeping the bank safe. Our Best of the Best program celebrates talent who exemplifies the bank’s values.

Code of conduct

Our code describes the standards of conduct required of employees, contingent workers, directors and officers of the bank and its direct and indirect subsidiaries located in various regions around the world. Our code’s six guiding principles are aligned with our values and form the building blocks on which our code rests. Living up to them is an essential part of meeting our corporate goals, adhering to our values, and safeguarding the bank’s reputation for integrity and ethical business practices. The six principles are:

•  Follow the law wherever Scotiabank does business

•  Avoid putting yourself or Scotiabank in a conflict of interest position

•  Conduct yourself honestly and with integrity

•  Respect privacy, confidentiality, and protect the integrity and security of assets, communications, information and transactions

•  Treat everyone fairly, equitably, and professionally

•  Honour our commitments to the communities in which we operate

The board approves material changes to our code and the audit and conduct review committee monitors compliance with our code. Our code is formally reviewed by Global Compliance, at a minimum, once every two years or earlier to address any required updates.

Our code principles, ethical standards and corporate values are embedded throughout our employee experience from onboarding to training, promotion and compensation. We communicate clearly and frequently our expectations that employees conduct business and interactions with others in a legal and ethical manner that promotes integrity across the bank. We do this through a variety of senior leader messages, training on topics such as anti-bribery, anti-corruption, cyber-security and risk culture and appetite, regular manager feedback and compensation decisions. The board and senior management are responsible for fostering an environment of open communication where employees feel safe to speak up and raise concerns. In that regard, our Raise a Concern Channels, including the Staff Ombuds Office, Human Resources and the whistleblower program assists individuals in raising concerns related to wrongdoing. We regularly seek feedback from our employees and customers to promote a culture of speaking up if actions do not match words and reinforce the right behaviours.

Employees, officers, directors, and contingent workers, with access to Scotiabank networks, systems and applications as part of their job duties, are required to review and acknowledge their compliance with our code and any other applicable Scotiabank policies including our whistleblower policy and business line specific policies, procedures, and guidelines that may be more restrictive. These attestations are required to be made when joining the bank and on an annual basis. Annual code training includes test scenarios and a minimum score on knowledge tests is required for course completion, which is tracked and monitored. Directors must also read and consent to the directors’ conflicts of interest policy.

In certain limited situations, Scotiabank may waive application of a provision of our code to an employee, contingent worker, director, or officer. The board or a committee of the board must approve any waivers involving a director or executive officer of Scotiabank, and any such waivers are disclosed in accordance with applicable regulatory requirements. All other waivers or exceptions must be approved by appropriate authorities within Scotiabank’s legal, compliance and human resource departments. There were no waivers in 2021.

We also have more specific policies and mandatory training for employees and directors including risk culture and appetite, anti-bribery, anti-corruption, insider trading, anti-money laundering, privacy and managing risk.

Our code outlines our ethical standards and can be found in the corporate governance section of our website.

Integrity and tone at the top are of paramount importance. The board and senior management are responsible for setting the tone at the top, including clearly articulating the underlying values, establishing a strong risk culture, and fostering an environment where everyone has ownership and responsibility for “doing the right thing” -for our customers, shareholders and employees and for the communities we serve.

A key board responsibility in overseeing the bank’s culture is the selection and appointment of our President and CEO and executive management team.

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GOVERNANCE

As part of our GML program, all employees complete education annually on advancing diversity, inclusion and belonging, as well as health and safety. In addition to this learning, Canadian employees also complete a program on discrimination, harassment and violence.

We are committed to providing an inclusive, respectful and safe environment that is free from discrimination and harassment for all, as well as to complying with applicable laws pertaining to discrimination, human rights, and harassment. Complaints of discrimination or harassment are dealt with promptly, and treated with seriousness, sensitivity and confidentiality. Retaliation against anyone for having raised concerns or complaints in good faith is forbidden and anyone who has raised concerns in good faith is protected from retaliation.

Avoiding conflicts of interest and related party transactions

Directors must disclose:

•   their business and personal relationships with the bank and other companies or entities they have relationships with

•   if they have a conflict of interest with a matter to be discussed by the board and must not participate in any board or committee discussions or vote on the matter.

.

The board complies with all Bank Act requirements relating to conflicts of interest. The audit and conduct review committee monitors compliance and informs the board of any material deviations and corrective actions taken.

As a regulated entity, the bank has robust policies, procedures and processes in place regarding related party transactions. Directors are required to complete an annual questionnaire disclosing any related party transactions. The audit and conduct review committee requires management to establish procedures to enable the bank to verify that its transactions with related parties (a group that includes directors and senior officers as defined in the Bank Act) comply with the Bank Act and to review those procedures and their effectiveness, as further set out in detail in the audit and conduct review committee charter posted in the corporate governance section of our website.

Reporting a concern

All directors, officers and employees have an obligation to report any concerns they have about financial reporting or suspected fraudulent activity, a breach of our code and other compliance policies, or retaliation against an individual who reports a concern.

The whistleblower policy is a control to help safeguard the integrity of our financial reporting and business dealings, and to support adherence with our code. It protects employees who make a report in good faith.

The following reporting channels are available under the policy:

•   calling the special toll-free hotline or going online to make an anonymous and confidential report (the hotline and website are maintained by an independent third party)

•   an external party can raise a concern by contacting the Office of the President (see the back cover)

•   concerns relating to regulatory compliance, breaches of our code or other compliance policies can be directly escalated to Global Compliance

•   all concerns can also be raised directly with the Chief Auditor.

A director can speak to the chair of the audit and conduct review committee or corporate governance committee, or the Chairman, if they have a concern.

All credible reports are investigated internally or by an independent external party, and appropriate action is taken. Significant concerns are raised with the chair of the audit and conduct review committee and senior executives.

Internal controls and management information systems

The board oversees the integrity and effectiveness of our management information systems and internal controls and approves our internal control policy.

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The work is carried out mainly by the audit and conduct review committee, which:

•  oversees our key controls over financial reporting

•  sets aside time at each meeting to meet separately with the Chief Auditor, Chief Financial Officer, Chief Compliance Officer and the independent auditors without management present

•  receives regular reports from management and the internal audit department on the design and operating effectiveness of our internal control framework and any significant deficiencies or material weaknesses

•  reviews the effectiveness of our compliance program as well as first-line and second-line compliance culture

•  oversees our whistleblower policy and procedures and approves procedures for receiving, filing and resolving complaints about accounting or auditing matters.

A strong control environment is critical to our success. We continue to invest significantly in strengthening our controls surrounding people, processes and technology to protect the bank’s and our customers’ information as further described in our 2021 annual report.

Technology and operations investments in strengthening the core of the bank have enabled us to adapt effectively through the pandemic, operating seamlessly and supporting our customers when they needed us most. Today, we are focused on further digitizing the bank to deliver exceptional value to our customers, employees, and shareholders consistently, safely, and effectively. We have substantially progressed our structural investments at the bank to simplify the customer experience, and to maintain customer trust by operating at, and investing in, the highest level of standards for security, stability, and operational excellence, and enhancing the customer relationship with our digital tools.

Investments in controls to further improve the security posture continue. The bank continues to dedicate substantial resources to cyber-security and financial crimes technology, supporting the rapid growth in digital interactions and new ways of working. The bank is expanding the coverage and pace of vulnerability remediation, enhancing malware protection, strengthening data protection and access management controls, improving threat intelligence, maturing staff education and awareness, and enhancing processes to manage third party risk. Stability and security risk indicators all show substantial improvement year-over-year, and we are proud of our strong operational performance across fraud management, collections, contact centre and retail and business services. All employees receive annual training on cyber-security awareness and regular testing is conducted.

Our collective progress in technology modernization, end-to-end digitization of key value streams and exceptional customer experience has been recognized externally with several key awards. Scotiabank has been recognized as the Most Innovative in Data by The Banker magazine for the bank’s use of data and analytics to identify customers facing financial vulnerability during COVID-19 which allows the bank to proactively reach out and offer support and services. The award, as part of the Innovation in Global Digital Banking Awards 2021, recognizes excellence in financial technology and innovation within financial institutions.

Disclosure controls and procedures

Our disclosure controls and procedures make sure all material information is gathered and communicated to senior officers and the board accurately and regularly.

Our disclosure policy, available in the corporate governance section of our website, sets out our commitment to promptly release material information in a timely, accurate and balanced way to stakeholders. Our disclosure committee, which is composed of senior officers, is a key part of this process and its responsibilities include:

•   evaluating events to determine whether they give rise to material information that must be publicly disclosed and the timing of that disclosure

•   reviewing our core disclosure documents (management proxy circular, annual and quarterly consolidated financial statements and related MD&A, AIF and Form 40-F) before they are reviewed by the board for approval and public release

•   reviewing and updating our disclosure policy and practices (at least annually).

The disclosure committee reports to the President and CEO. Committee meetings are chaired by the Executive Vice President and General Counsel.

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The bank has been recognized as the Most Innovative in Data by The Banker magazine and has received the highest score in the J.D. Power 2021 Canada Online Banking Satisfaction Study for the second year in a row, as well as the highest score in the J.D. Power 2021 Canada Credit Card Mobile App Satisfaction Study.

GOVERNANCE

4. Leadership development, diversity and assessment

Leadership development

As a leading bank of the Americas, we are building winning teams to drive performance in an inclusive and accessible environment across our global footprint. What will differentiate the bank is the diversity, capabilities, and skills of its people, as our people are our greatest asset.

At Scotiabank, our purpose is “for every future” and to build futures for employees and support those of our customers, communities, and shareholders, leadership development plays a critical role. Leaders are key coaches and players in building winning teams – one of the three core pillars of the bank’s strategic framework.

Our leadership strategy is focused on strengthening the quality, depth and diversity of our leadership pool and deploying our leaders to drive performance across our footprint. To maintain our competitive advantage in our global market, we identify and develop individuals who reflect our customer base and have the ability, aspiration and engagement to lead the bank.

The board and human capital and compensation committee are responsible for the overarching leadership strategy including succession planning for executive level leaders, up to and including the President and CEO. The board’s committees meet regularly to review and approve the development and succession plans for executive leaders, ensuring appropriate depth of current and future talent in all business lines and functions. In complement, the President and CEO and the bank’s most senior leaders form the human capital committee and meet monthly to review progress against our leadership strategy.

To execute against this strategy, we are investing significantly in our executive officer population. We actively identify and develop future leaders through our dynamic talent management process and provide them with tailored executive development training to equip them for future roles.

Learning experiences

Digital disruption surrounds us and the rapid rate of change in our working environment requires a skilled workforce equipped to navigate and thrive today and for the future. We continue to invest significantly in our learning experiences by enabling employees to build their skills and capabilities to drive performance, enhance productivity, and take ownership of their careers.

Across the organization, our global learning experiences:

•   build future-ready capabilities

•   develop leaders who can thrive in the future of work

•   benefit the bank’s business lines with improved agility, efficiency and effectiveness

•   reduce business risk through digitization of learning content, delivery and capacity to pivot to meet urgent needs (e.g., COVID-19 pandemic)

•   embed personalized learning experiences in the flow of work

•   make learning available globally.

In 2020, we launched Scotia Academy, a digital learning platform, which builds future-ready capabilities by offering enterprise-wide learning solutions across our global footprint. In 2021, Scotia Academy continued to deliver optimal, scalable and personalized learning experiences.

Five pillars aligned to the bank’s strategic framework offer enterprise-wide learning offerings to enable a customer-first mindset and drive our winning teams to lead in the Americas. The learning content can be accessed by all 90,000+ employees across 30+ countries in English, Spanish and French. The pillars include:

     leadership and development: building future-ready leaders by driving modern leadership development is   experiences for individual contributors, people managers and executives. iLEAD, the bank’s flagship leadership   development programming is in this pillar

     compliance and regulatory: building knowledge and capabilities focused on mitigating risk and keeping the bank   safe

     operational excellence: enhancing skills that drive continuous and sustainable improvement and building a   mindset of problem-solving, teamwork, and leadership

Management proxy circular	39

     digital innovation: deepening digital literacy and enhancing creativity and innovation skills to advance both digital   and technological capabilities and solutions

     sales and service: developing sales and service capabilities that drive a customer-focused mindset and optimize   performance to deliver business results within our compliance and risk frameworks.

Building leadership capabilities

Leadership development is a key strategic priority for Scotiabank and we support our employees in their leadership journey at all stages and levels of their careers. In 2020, we launched iLEAD People Manager Essentials, which supports people managers globally in their day-to-day managerial roles at Scotiabank. iLEAD curated leadership learning paths are targeted specifically for individual contributors to support them in their ability to lead on projects or teams and to support them for future roles and career aspirations. In 2021, we developed Leading and Thriving as a Winning Teams to support people leaders to manage their teams’ new working norms during the pandemic, while developing at all employee levels key behaviours for the future. We also launched iLEAD Leading the Enterprise program for high potential directors to senior vice presidents (SVPs).

Leadership diversity

We are committed to creating opportunities that enable all employees to reach their full potential and recognize that diverse teams better reflect our customers and create stronger results for our shareholders. Scotiabank’s Inclusion Council sets the enterprise-wide strategic direction, the prioritization of inclusion initiatives and identifies and addresses emerging issues and opportunities that can impact our inclusive culture. With the President and CEO as executive sponsor, the membership includes leadership from key business lines as well as representation from human resources to enhance our ability to operationalize programs and initiatives. You can read about some of our many initiatives fostering inclusion of women, visible minorities, Indigenous peoples, persons with disabilities, LGBT+ communities and veterans in our employment equity report, available on our website.

Fostered by the Inclusion Council and overseen by the human capital and compensation committee, the bank continues to move toward diverse leadership at every decision-making table across the organization. A key component of our approach to diversity, equity and inclusion is the identification, development and advancement of women globally. The bank has pledged support to the Canadian Chapter of the 30% Club and we are actively working towards a global goal of women leaders making up at least 40% of our global vice president and above (VP+) population by 2025. To effect meaningful and sustainable change with a view to building the talent pipeline for the executive level, we have set our organizational target at the VP+ level. Scotiabank has also reaffirmed its commitment to combatting racism and discrimination in all forms by signing the BlackNorth Initiative CEO pledge, which outlines seven goals for organizations to take on – notably, that by 2025, 3.5% of our executive population (VP+) will identify as Black, along with goals focused on removing barriers to Black people, sharing best and unsuccessful practices with others, and an increased focus on education and awareness for employees.

Scotiabank’s renewed diversity strategy focuses on underrepresented employees, with annual milestones set to reach its diversity, equity and inclusion goals in Canada by 2025, which include:

•  doubling the current representation of Indigenous employees

•  increasing the representation of persons with disabilities by 20%

•  increasing visible minorities in senior leadership roles (VP+) to 30% or greater

•  increasing the representation of Black employees in senior leadership roles (VP+) to 3.5%, and the Black student workforce to 5% or more

•  increasing the representation of women in senior leadership roles (VP+) to 40% globally.

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Mandatory inclusion training is provided to all employees globally to help advance diversity, inclusion and belonging at the bank.

The bank relaunched our employee diversity survey in Canada with 88% employee participation, up from 63% in 2019, placing the bank in Qualtrics Top 10% Financial Services benchmark.

GOVERNANCE

Scotiabank’s talent team has launched two programs with specific diversity objectives, Scotia Inspire and the Indigenous Mentorship and Development Program. Scotia Inspire is a seven-month program for high potential, diverse directors and VPs that focuses on how talent shows up by providing senior leader mentorship, targeted development sessions and opportunities to build their network across the bank. The Indigenous mentorship program champions Indigenous worldviews and identifies ways the bank can incorporate more Indigenous-specific approaches into its practices, while supporting Indigenous employees to grow their careers. The objective of this program is to build career awareness, build new capabilities, increase participants’ exposure and build their networks. The bank has also participated in McKinsey’s Black Leadership Academy – a dedicated leadership development program to support Black executives and leaders on a global scale. Select Scotiabankers have participated in the Management Accelerator Program and the Black Executive Leadership Program.

Within its accountability to ensure robust succession planning for key executive roles, the human capital and compensation committee has committed ongoing attention to the development of a diverse pipeline, and there has been significant progress made against our VP+ global goal. The proportion of women at the VP+ level reached an all-time high in 2021 of 37.0% globally (a 10% increase in the past seven years) and increased to a high of 41.1% in Canada (an 8% increase in the past seven years). In 2021, 43% of all VP and SVP level appointments were women. Our focus on identification and professional development positions us well to strengthen the representation of women at the executive level over the mid to long term.

	# of women in senior leadership roles (VP+) globally	%	2025 diversity, equity and inclusion goal	progress in achieving target
Fiscal 2021	256	37.0%	40%	10% increase in the past seven years

As of the date of this circular, 29% or 9 of the 31 bank’s executive officers are women. The table below shows the representation of women at the executive level for the last two fiscal years.

	# of women executive officers/executive officers	%

Fiscal 2021	9/31	29%

Fiscal 2020	7/30	23%

In looking at diversity and fostering broader pipelines of women for boards, the bank has also launched programs that support our clients and business communities. In December 2018, the bank launched The Scotiabank Women InitiativeTM — a comprehensive program that supports women-led and women-owned businesses across Canada through a commitment of $3 billion in capital to women-led enterprises as well as mentorship and education. Building on the success of The Scotiabank Women Initiative, our Global Banking and Markets team expanded the program in 2019, tailoring it for clients’ needs and offering exclusive access to innovation, education and advisory solutions to help propel their careers to the next level. We worked with clients to design a program tailored for women — from emerging leaders to senior executives — to help them pursue their highest professional ambitions and elevate their businesses. In 2020, the program expanded into Scotia Wealth Management.

To date, the program has achieved the following:

•  deployed $3.8 billion in commitments to women-owned and women-led businesses, which exceeded our original commitment

•  engaged more than 6,000 women through boot camps and mentorship sessions

•  collaborated with more than 15 organizations across the country to extend our reach to women entrepreneurs and drive results.

As part of the initiative’s advisory pillar, we created the Scotiabank Good Corporate Governance Program, a bespoke series of sessions for senior professional women to explore best practices and emerging trends, while enhancing their skills and potential as board directors. Topics discussed include how to approach board recruitment, how to choose a board, and how to contribute upon joining one. Educational programs like these help to break down barriers and demystify various aspects of the boardroom, which can be intimidating to some. It can also generate opportunities for women to serve on boards. Since we launched the program in 2020, four cohorts with a total of 46 women have gone through our program.

In 2021, the bank and its leadership received several industry-leading recognitions, including:

• National Corporation of the Year by Canada’s LGBT+ Chamber of Commerce (CGLCC) for the second year in a row

• one of the Best Workplaces for Women in Canada and Peru by Great Place to Work®

• one of Refinitiv’s Top 25 Most Diverse and Inclusive Companies for the fourth year in a row

• Bloomberg Gender-Equality Index for the fourth consecutive year.

Management proxy circular	41

As part of Scotiabank’s work to support women’s board participation, we assist corporate clients who want increased diversity on their boards. As companies look to ramp up board diversity, we now have a growing list of board-ready women who have completed our Scotiabank Good Corporate Governance Program for them to recruit. We recognize the importance of helping women at various stages of their career to build up the boardroom talent pipeline while also creating more opportunities and widening the aperture of who is considered for board seats – a deeper, principle-driven strategy that will be more impactful in the end.

In addition, The Scotiabank Women Initiative and the Forum for Women Entrepreneurs collaborated to produce a podcast series called The Go-To: For Entrepreneurs in the Know, which is in its third season, for women entrepreneurs with a focus on resilience, including tips on how to build the capacity to grow, adapt and pivot to transform their business. A digital hub was also launched in 2020 in collaboration with Shopify, Google Canada, LinkedIn, Facebook and HubSpot focused on delivering key resources to help women entrepreneurs adapt to uncertain economic times.

Assessment and succession planning

The human capital and compensation committee, along with the risk committee and the audit and conduct review committee, oversees succession planning and mandates of senior management roles, including relevant roles in our control functions – audit, compliance, risk, finance and anti-money laundering. The human capital and compensation committee reviews the mandates of all executive level positions. Leadership and succession planning is discussed at every human capital and compensation committee meeting. As a member of the human capital and compensation committee, the Chairman is directly involved in overseeing the succession plans for key senior management roles.

Through board and committee meetings and director education sessions, the board has direct exposure to numerous leaders at various levels across the organization to gain greater visibility into the bank’s executive leadership pipeline.

The human capital and compensation committee is responsible for the performance management of the President and CEO. The committee assesses the President and CEO’s performance against the approved CEO mandate and objectives established at the beginning of the year. The board reviews the assessment, as well as the performance assessments of the other named executives and senior officers.

The board is responsible for selecting, retaining and, if necessary, replacing the President and CEO. It maintains a contingency plan to mitigate business risk and to ensure we continue to operate prudently in the event the President and CEO position suddenly becomes vacant. These plans were reviewed in the context of COVID-19 to ensure appropriateness and the designation of successors for key management roles. COVID-19 has further demonstrated the importance of CEO and senior management succession planning to ensure that, in the event of a crisis, the bank can function effectively and efficiently in both an emergency and in the normal course of business.

As we build a leading bank of the Americas – Scotiabank is grounded in our values of integrity, respect, accountability and passion. It’s how we hold ourselves to account – always building trust with our constituents – and what we look for in leaders at every level.

5. Good governance

Our governance structure supports the board’s ability to provide effective governance over the bank’s affairs, key priorities of which are described above. In doing so, the board must strive to balance the interests of the bank’s diverse constituencies around the world, including its shareholders, customers, employees, regulators and the communities in which it operates.

While many of our corporate governance policies and practices are highly prescribed and regulated by OSFI, the Bank Act, the Canadian Securities Administrators (CSA), the SEC, and the two stock exchanges where our common shares are traded – the TSX and the NYSE, we meet or exceed the requirements that apply to us.

Although we are not required to comply with most of the NYSE corporate governance rules that apply to U.S. domestic issuers, we meet or exceed these rules in all significant respects, except as disclosed in the corporate governance section of our website. The board’s culture of continuous improvement includes regularly reviewing its governance practices to make sure that we are staying ahead of the curve.

The importance of an effective corporate governance structure and culture was reinforced over these past two years, as we dealt with the impacts of COVID-19 on the bank and the global economy.

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Subsidiary governance

The board and its committees are responsible for overseeing our global operations and subsidiaries. As part of our strategy to generate long-term value across our footprint, we have implemented many of our leading governance practices at our subsidiaries. Across our footprint, we have subsidiaries with corporate governance practices that include their own term limits, skills matrices, diversity policies, annual board assessments and share ownership requirements, which for many are market-leading initiatives.

Our enterprise-wide approach to subsidiary corporate governance is coordinated centrally through the Corporate Governance Office, whose mandate includes development and implementation of our bank-wide corporate governance strategy. This strategy is also a critical component to mitigating legal and reputational risks. The Corporate Governance Office works with management and our boards across our footprint to implement practices that foster an effective oversight culture of strong and transparent accountability.

This year there was a focus on education and fostering strong engagement as the COVID-19 pandemic continued. Programs included local governance training, tailored programs for subsidiary directors, continued education for subsidiary corporate secretaries, as well as regulatory engagement. Subsidiary board agendas, similar to the parent board’s agendas, reflected heightened attention on oversight matters related to COVID-19 and other all-bank forward-looking priorities.

Our policy on subsidiary board composition, assessment and renewal is designed to provide strong oversight of our subsidiaries and promote a variety of viewpoints. Many of our subsidiaries have independent directors who bring specific skills, local knowledge and experience to the table. Our subsidiary boards are actively engaged and are tasked with providing effective challenge, advice and guidance to management.

Our Corporate Governance Office meets with shareholders, domestic and international regulators, subsidiary boards and other stakeholders on matters relating to the bank’s corporate governance practices globally. There is an established line of communication between the Chairman and directors of our subsidiaries, which promotes strong accountability as subsidiary directors may directly escalate information to the parent board. As well, the Chairman, committee chairs and senior management meet with directors of major subsidiaries to discuss the bank’s approach to financial oversight, internal controls, risk management, corporate governance and human capital management matters.

Stakeholder engagement

As set out in our corporate governance guidelines, we are committed to having constructive and open dialogue and engaging with our stakeholders — shareholders, customers, employees, regulators and the broader community — throughout the year on a variety of issues. These discussions may encompass the bank’s financial performance and business strategy, our approach to, and policies on, corporate governance and executive compensation, our statements and strategies related to ESG impacts and other areas of interest to stakeholders – all in compliance with the bank’s disclosure policy. The corporate governance committee oversees the bank’s approach to stakeholder engagement, including responses to shareholder proposals.

Our engagement approach is based on our continuous improvement philosophy and on listening to our stakeholders with a view for alignment with best practices. The board has developed practices to facilitate regular, ongoing engagement with its stakeholders as such engagement is a constructive way for stakeholders to increase their knowledge about the bank, to hear their views on its practices, strategy and disclosure so that there is a shared understanding on how the bank is creating long-term, sustainable value for shareholders and to address other stakeholder concerns. All feedback is considered with the goal of enhancing our practices and disclosure following engagement sessions with stakeholders.

Using best practices in corporate governance that we consider to be part of our corporate culture, we aim to set precedents and serve as an example in our subsidiaries’ local markets to foster good governance.

Our stakeholder engagement program is embedded in our corporate governance practices demonstrating its importance to the bank.

Management proxy circular	43

Board of Directors

The Chairman and other independent directors meet with our stakeholders, including institutional and retail shareholders, investor advocacy groups, regulators, customers, employees, rating agencies and the broader community. The board reviews and assesses the input received from our stakeholders in considering their independent oversight of management and the bank’s long-term strategy. Shareholders can engage with the Chairman or any of our independent directors by writing to the Corporate Secretary or the Chairman. Please see the back cover for contact details.

Management

The President and CEO, the Chief Financial Officer, the Group Heads, the Senior Vice President, Investor Relations and other officers meet regularly with investment analysts and institutional investors, in Canada and internationally, through a variety of forums including direct meetings, virtual meetings and conferences. Management also communicates with shareholders through the bank’s annual and quarterly reports, management proxy circular, annual information form, annual ESG report, news releases and our website. Questions from the media related to financial matters are referred to Investor Relations while other enquiries from the media and the general public are usually referred to our Global Communications department. Customer complaints are handled by individual branches and the Office of the President. Please see the back cover for contact details.

Investor Relations

We hold quarterly conference calls with analysts and investors after we release our financial results. Anyone can attend these presentations by telephone or over the internet. These discussions are recorded and are available on our website for three months following the call. As shareholders are inquiring more often about our ESG initiatives and commitments, Investor Relations also collaborates with the Corporate Secretary and the Sustainability team. We also live webcast our annual meeting and archive it on our website until the next meeting.

Shareholders can also access additional information on the bank, including on dividends, through our Investor Relations webpage and comprehensive information about our ESG initiatives through our Responsibility & Impact webpage.

The bank’s annual meeting also provides shareholders and other stakeholders with the opportunity to engage with the board and the bank’s management. The board recognizes the evolving nature of stakeholder engagement and continually assesses and implements new practices as appropriate for the bank.

This past year, we embarked on an ambitious engagement strategy to proactively reach out to our shareholders and other stakeholders to better explain certain of the longer-term decisions made by the bank as well as to understand their priorities and listen to their concerns. In some cases, we met with stakeholders on multiple occasions to provide ongoing updates on our progress on ESG issues. We have also met with proxy advisory firms, Institutional Shareholder Services (ISS) and Glass Lewis, to discuss our shareholder engagement and to share the feedback that we have received, following the issuance of their 2021 reports on our management proxy circular.

We held approximately 500 engagements with retail and institutional shareholders, investor advocacy groups, rating agencies, regulators and proxy advisory firms in Canada and around the world. We received feedback from stakeholders that they are supportive of the following:

•  our response to the COVID-19 pandemic and are increasingly looking to understand the impact on each geographic region in which the bank operates

•  our bold strategic agenda of digitizing the bank, repositioning the international portfolio by focusing our geographic footprint in core markets in the Americas where we can achieve the scale required to provide consistent, profitable growth over the long-term and steering the bank through the uncertainty of the pandemic

•  our Global Wealth Management strategy in Canada and Latin America

•  our review of executive compensation in light of the results of the bank’s advisory vote on our approach to executive compensation last year. They understand the board’s need to use discretion in assessing and determining the all-Bank Business Performance Factor (BPF) in 2020, not only due to COVID-19, but also due to the timing and impact of strategic decisions undertaken by the bank. Our shareholders also noted the importance of transparency in disclosure and highlighted the need for further details about our compensation model and decision-making process

•  our commitment to continually refine and improve our financial disclosure to ensure greater transparency and foster improved understanding of the bank and its results

•  our sustainable business strategy, and how we approach ESG issues. Please see page 48 for the bank’s ESG highlights, which reflect those ESG issues of concern to our stakeholders

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•  our focus on accessibility and our use of models, strategies and controls to address racial bias in the bank’s retail policies, as well as our ethical artificial intelligence approach

•  our efforts to get more Indigenous businesses engaged in corporate supply chains

•  having broad access to internal subject matter experts on corporate governance, risk management, technology, operations, ESG and human capital management matters

•  our approach to board composition and refreshment, including our diversity policy, skills matrix, term limits and comprehensive board assessment process

•  our approach to various corporate governance matters, including our virtual annual meeting, our responses to shareholder proposals and the oversight of the bank’s purpose by the board and its committees

•  the culture of the board and how directors oversee management’s execution of our strategy in line with our culture, including our risk culture.

Environmental, social and governance (ESG) oversight

The board recognises how critical ESG matters are to the execution of its mandate and its oversight of the bank. The board views ESG as a shared responsibility; the board engages with management on the execution of its ESG strategy, while each committee oversees various aspects of the bank’s ESG strategy, impacts, risks, initiatives and reporting. This year we included the explicit oversight of ESG matters in our corporate governance policies to reflect this shared responsibility between the board and its committees and embedded it in our corporate governance practices to demonstrate its importance. We also added ESG updates to every board meeting agenda in recognition of the importance of ESG matters to the board and its committees.

A Corporate ESG Committee was assembled to oversee ESG strategy at the bank in 2021. The Corporate ESG Committee is a multidisciplinary team of Scotiabank executives that draws on expertise from all of our business lines, as well as key functional units with influence on ESG matters and provides the board with regular briefings on the bank’s ESG strategic progress.

Management proxy circular	45

As further set out in the bank’s corporate governance policies, the board mandate and each of the committee charters, the following is a summary of the responsibilities of, and activities undertaken by, the board and each committee with respect to ESG matters:

Governance Body	Summary of ESG Responsibilities	2021 ESG-Related Activities

Board of directors

•   oversees the bank’s purpose and reviews reports on how the bank executes, and acts in accordance with, its purpose

•   ensures that there is an ongoing, appropriate and effective process in place for ensuring adherence to the Scotiabank Code of Conduct

•   oversees the bank’s ESG strategy, monitors management’s execution against this strategy and, through the board committees, reviews the related impacts, risks, initiatives and reporting

•   approves and oversees the implementation of the bank’s overall risk strategy, including the bank’s Enterprise Risk Appetite Framework

•   oversees the promotion and maintenance of a strong risk culture and risk driven values throughout the bank

•   oversees that processes are in place to identify the significant financial and non-financial risks and reviews and approves significant risk management frameworks and policies and ensures the implementation of appropriate processes by management to manage those risks, including environmental and social risks

•   approved this circular, including disclosure on the bank’s governance practices and the bank’s responses to shareholder proposals on ESG matters

•   approved updates to the bank’s corporate governance policies, board mandate and each of the committee charters to address good governance practices and ESG oversight

•   updated the board diversity policy

•   received regular ESG updates on the bank’s social impact program, climate and net-zero commitments and the joining of the NZBA and PCAF

•   approved the Scotiabank Code of Conduct

•   approved the bank’s Annual Statement under the Australia Modern Slavery Act

•   reviewed the bank’s updated human rights statement

•   reviewed a report on the strategy and performance of the bank’s Indigenous financial services division and an update on the bank’s Indigenous initiatives

•   oversaw the bank’s strategic planning sessions, including the ESG strategy

•   reviewed the bank’s risk culture survey results

•   oversaw the bank’s stakeholder engagement program

•   reviewed the Chairman’s letter to the bank’s shareholders on its shareholder engagement since the bank’s 2021 annual meeting

For further board highlights from 2021, please see page 30. To review the Chairman’s letter to the bank’s shareholders, please visit scotiabank.com/annualmeeting.

Audit and conduct review committee

•   assists the board in fulfilling its oversight responsibilities for the system of internal control, including internal control over financial reporting and disclosure controls and procedures

•   reviews such other periodic disclosure documents as required by regulators or that may be required by law, including climate-related disclosure

•   sets standards of conduct and ethical behaviour

•   reviews and recommends for board approval the Scotiabank Code of Conduct

•   oversees conduct risk management, including conduct review, risk culture and conduct risk

•   reviews and approves the Risk Culture & Conduct Risk Management Summary Framework

•   supported the bank on climate change related financial reporting

•   recommended for approval the bank’s anti-bribery and anti-corruption policy and code of conduct

•   monitored the impact of ESG matters, including climate change

•   oversaw the bank’s risk culture and approved the Risk Culture & Conduct Risk Management Summary Framework

To review the audit and conduct review committee report, please see page 59.

Corporate governance committee

•   acts in an advisory capacity through a continuing assessment of the bank’s approach to corporate governance and makes policy recommendations in support of the bank’s purpose, culture and strategy

•   monitors the effectiveness of the board’s diversity policy, including its progress in achieving its aspirational goals

•   supports the board in its oversight of the bank’s purpose and reviews the bank’s disclosure on, execution of, and alignment with, its purpose

•   reviews the bank’s ESG strategy, priorities and reporting, including reports on the bank’s environmental and social performance (specifically, the bank’s ESG Report and Public Accountability Statement) and benchmarking of the bank’s ESG performance and practices

•   reviews global trends and practices in corporate disclosure of non-financial performance, including current and emerging ESG topics

•   oversaw the bank’s 2021 virtual annual general meeting, allowing shareholders to participate and vote at the meeting

•   oversaw the implementation of notice and access for the delivery of the 2021 annual meeting materials

•   recommended updating the board diversity policy

•   discussed the bank’s core purpose and how it will continue to be implemented in the COVID-19 environment

•   reviewed the bank’s ESG strategy, priorities and reporting, including the ESG Report and Public Accountability Statement, and international trends in this area

•   recommended including ESG oversight in the bank’s corporate governance policies and supported the addition of ESG updates to every board meeting agenda in recognition of the importance of ESG matters to the board and its committees

•   monitored the bank’s ESG priorities throughout the year, including ScotiaRISE and the bank’s climate and net-zero commitments, as well as other social justice issues

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Governance Body	Summary of ESG Responsibilities	2021 ESG-Related Activities

•   reviews the bank’s human rights statement

•   reviews and recommends to the board the bank’s approach to shareholder engagement and global emerging areas of focus for the bank’s stakeholders

•   maintains directors’ skills matrix, which includes ESG matters as a key area of expertise

•   oversaw the stakeholder engagement program, which included over 50 meetings with our stakeholders this year, and recommended including stakeholder engagement in the bank’s corporate governance policies

•   recommended for approval this circular, including disclosure on the bank’s governance practises and the bank’s responses to shareholder proposals on ESG matters

•   received updates on corporate governance developments, including various ESG matters and regulatory developments and further enhanced our corporate governance practices with a view to such matters

•   received updates on the bank’s social impact strategy, and the bank’s commitment to net-zero, including the joining of the NZBA and PCAF

•   reviewed the bank’s updated human rights statement

•   eight members of the board identified ESG matters as one of their key areas of expertise

To review the corporate governance committee report, please see page 60 and for more details on the bank’s stakeholder engagement program, please see page 43.

Human capital and compensation committee

•   assists the board in fulfilling its oversight responsibilities relating to leadership, succession planning and total rewards including compensation, pensions, benefits and perquisites and their annual disclosure in support of the bank’s purpose, culture and strategy

•   assists the board in its oversight of the bank’s human capital management practices and strategies, including:

•   reviewing reports from management to monitor the bank’s culture and employee engagement

•   reviewing the bank’s diversity, equity and inclusion policies for officers and employees of the bank and measurable objectives

•   overseeing policies and programs in place to support and promote the health, safety and well-being of the bank’s employees

•   takes into account the long-term interests of shareholders, investors and other stakeholders, including the public interest, when making remuneration-related decisions, as well as having regard to applicable good practices and corporate governance, in addition to corporate values, when applying remuneration rules

•   reviews the bank’s compensation framework and tools, with a view to managing conduct risk, and enhancing financial consumer protection, fairness and product suitability

•   reviewed regulatory, governance, and executive compensation trends, including the selection of appropriate financial and non-financial performance metrics incorporating ESG measures

•   reviewed updates on the status of the business continuity plans and re-entry plans, including potential shifts in working as a result of the pandemic

•   assisted the board in oversight of the bank’s human capital management practices and strategies, including reviewing reports to monitor the bank’s culture and employee engagement, reviewing the bank’s diversity, equity and inclusion policies for employees, and overseeing programs in place to promote the health, safety and well-being of our employees

•   oversaw the leadership strategy, including diversity of talent as an overarching goal

•   reviewed our diversity, equity and inclusion initiatives, the building of a diverse talent pipeline for the executive level and our progress on our Canadian and global targets at the VP+ level

•   reviewed the ScotiaPulse (employee engagement) semi-annual results

•   reviewed updates on key human capital and compensation-related regulatory developments, including trends in Canada, the United States and the United Kingdom

•   the chair of the committee, along with the Chairman, met with the bank’s stakeholders on the bank’s approach to compensation and other related matters

•   reviewed the Chairman’s letter to the bank’s shareholders on its shareholder engagement since the bank’s 2021 annual meeting

•   met with the risk committee to jointly review changes to the annual incentive plan, linking ESG initiatives to compensation

To review the human capital and compensation committee report, please see page 61 and for more details on the bank’s inclusion of ESG metrics in executive compensation, please see page 77. To review the Chairman’s letter to the bank’s shareholders, please visit scotiabank.com/annualmeeting.

Management proxy circular	47

Governance Body	Summary of ESG Responsibilities	2021 ESG-Related Activities

Risk committee

•   assists the board in its oversight responsibilities for the review of the bank’s risk appetite and identifying and monitoring key financial and non-financial risks

•   retains oversight of enterprise risks, including the bank’s ESG risks, which includes climate change risk

•   reviews and approves the bank’s key risk management policies, frameworks and limits to make sure that management is operating within the bank’s Enterprise Risk Appetite Framework

•   oversees the promotion and maintenance of a strong risk culture and risk-aware driven values throughout the bank

•   reviewed the bank’s enterprise risk management reports which include non-financial risks, such as ESG risks

•   reviewed the bank’s enterprise cyber-security program updates and the global cyber-security strategy

•   reviewed the bank’s risk culture initiatives and the bank’s risk culture survey results

•   reviewed regular reports about our anti-money laundering and anti-terrorist financing programs including regulatory commitments, risks related to employee health and safety, Project Shadow and second line fraud oversight

To review the risk committee report, please see page 63 and for more details on the bank’s ESG risk management, please see page 35.

Our performance and our achievements related to ESG factors are set out in our Environment, Social and Governance (ESG) Report which outlines how the bank engages with our stakeholders. Our approach is grounded by Scotiabank’s purpose – for every future – striving to create a better future for our customers, employees, shareholders and communities.

2021 ESG PRIORITY HIGHLIGHTS

Environment

•  issued our inaugural USD 1 billion 3-year Sustainability Bond, with proceeds used to fund the financing or refinancing of eligible green and social assets. At time of issue, it was the largest Sustainability Bond by a Canadian financial or corporate entity to date

•  joined the United Nations-convened NZBA, a global financial sector initiative to address climate change

•  became a member of the Partnership for PCAF to harmonize measures and disclosure of financed emissions associated with loans and investments

•  joined CELC, a multi-sectoral, national organization dedicated to advancing the circular economy

•  mobilized $58 billion (as of November 2021) to reduce the impacts of climate change out of our $100 billion target by 2025

In addition to joining the NZBA, PCAF and CELC, the bank will be releasing its Net-Zero Pathways Report in 2022, which will detail the bank’s approach to achieving net-zero emissions by 2050.

•  updated bank-wide credit policies and published statements on our position to restrict direct financing or advisory services directly related to exploration, development or production of oil and gas within the Arctic Circle and to not finance standalone projects for thermal coal mining or coal power generation

•  established a $10 million Net Zero Research Fund to advance research and leadership in support of global decarbonization efforts, and selected our first cohort of grant recipients for Canada, the U.S. and Latin America

•  remained on track to meet our target of 100% non-emitting electricity for Canadian operations by 2025 and 100% for our global operations by 2030

•  expanded the bank’s Credit Policy Manual and Handbooks to explicitly address climate risk in the policies and procedures of lending activities to enhance integration of climate risk assessments in our lending activities

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Social

•   exceeded our Scotiabank Women Initiative™ launch goal, investing $3.8 billion in capital since 2018 to women-led businesses, and engaging over 6,000 women-led entrepreneurs and more than 15 organizations in the effort

•   contributed $77 million to communities through donations, community sponsorships, employee volunteering and other community investments

•   pledged $10 billion over 10 years to support CMHC’s Affordable Housing Strategy through sustainable finance and community investment solutions

•   updated our diversity, equity and inclusion objectives and targets to improve representation throughout our business, including reaching 30% of senior leadership roles globally represented by visible minorities and increasing the representation of Indigenous Peoples and people with disabilities across all levels of our workforce

•   progressed toward our objective of 40% representation of women in senior leadership roles globally by 2025 with 37% of senior leadership roles being held by women

•   included in Bloomberg’s Gender-Equality Index for our commitment to transparency in gender reporting and workforce gender equality and in Refinitiv’s global list of the Top 25 Most Diverse and Inclusive Companies

•   honoured with several best and inclusive workplace awards across our global footprint, including Great Place to Work and Best Workplaces recognition in Canada, Peru, Chile, Caribbean and Central America, Dominican Republic, Costa Rica, Uruguay, and Panama

•   93% of employees believe Scotiabank is committed to being socially responsible

In January 2021, we
launched ScotiaRISE,
our $500 million,
10-year initiative to
enable economic
resilience among those
who need it the most
and in June 2021, we
made a landmark
commitment of
$2.5 million to Windmill
Microlending to help
professionally skilled
women immigrants
connect to meaningful
employment.

Governance

•   ranked in the top 8% of global financial institutions in the Dow Jones Sustainability Index, with perfect scores in anti-crime policy, environmental reporting and risk and crisis management and among the top 1% for corporate governance

•   enhanced our global human rights statement to improve its alignment with best practice and the UN Guiding Principles Reporting Framework

•   became a corporate member of Women Business Enterprises Canada Council to strengthen procurement ties with women-owned businesses and advance supplier diversity

•   implemented a suite of processes and assessment tools to ensure the bank’s use of data and analytics adheres to good governance, responsible AI practices and ethical expectations

•   recognized for Outstanding Leadership in Sustainability Transparency by the Global Finance Sustainable Finance Awards

•   supported the groundbreaking work of Project Shadow and Project Umbra to improve financial intelligence to combat human trafficking and online exploitation

To ensure robust
climate-related
governance and
transparency in our
reporting, governance
of climate change and
ESG has been
enhanced in 2021 by
establishing a multi-disciplinary Corporate
ESG Committee
comprised of senior
executives from
across the bank.

Several members of the board count ‘environmental, social and governance matters’ as one of the key areas of experience they bring to the board, given their experience in sustainability matters and ESG issues, principles and practices in complex organizations, as well as their strong track record of community involvement, from charitable organizations to advisory committees driving standards for climate change reporting.

More information about our ESG priorities and performance can be found at scotiabank.com/sustainability.

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Board composition, development and assessment

Board composition is regularly reviewed by the corporate governance committee so that the right combination of skills, experience, views and tenure are represented on the board in order for it to provide effective oversight of the issues described throughout this circular. The pandemic has further demonstrated the importance of board composition and, in particular, the need for an effective board with diverse experiences and perspectives to better prepare the bank to deal with challenges and opportunities that emerge in the face of crisis, as well as everyday operations. This year, we added one new director who is standing for election for the first time, enhancing the board’s skill set and addressing the board’s succession plans.

Directors must be qualified to understand the nature and operation of our business – including the size, complexity and risk profile of the bank – and stay current with business, technology, industry, risk, regulatory, governance and other key issues to be effective members of our board. Our rigorous nomination and selection process identifies candidates who have the qualities below, including the experience and aptitude to serve on a bank with Scotiabank’s footprint.

QUALITIES OF DIRECTORS

Independent

Having an independent board is one of the ways we make sure the board operates independently of management and makes decisions in the best interests of Scotiabank. Our independence standards comply with the Bank Act Affiliated Persons Regulations, the CSA rules and the NYSE corporate governance rules. We also have additional requirements for our audit and conduct review and human capital and compensation committees. Our director independence standards can be found in the corporate governance section of our website.

We consider a director to be independent if they do not have a direct or indirect material relationship with Scotiabank (or subsidiaries of Scotiabank), our auditors or our executives, and have a robust three-step process for assessing independence:

1.   directors complete a detailed questionnaire

2.  the board reviews directors against the standards, considering all relevant facts and circumstances, including the relationship the director may have with us – and any relationship that their spouses, children, principal business affiliations and any other relevant individuals have with the bank

3.  directors declare any material interest in matters that may come before the board.

Twelve of our 13 (92%) directors are independent. Brian Porter is the only non-independent director because of his position as President and CEO.

Diverse

Our board is composed of qualified professionals who have the requisite financial acumen and risk management experience to fulfill the board’s mandate, staff its four committees and supervise management. Our current directors have a broad range of skills and experience that we have highlighted in the director profiles and skills matrix starting on page 16. Each director is financially literate.

Five of the 13 (38%) directors are women.

Having an effective board with diversity of thought, perspectives, background and experiences has always been crucial to the bank, but even more so during a pandemic and an economic crisis that has disproportionately impacted women. Scotiabank has long been committed to board diversity and has taken great strides to achieve it. We first adopted a board diversity policy in 2013, setting out our gender diversity goals but also defining diversity broadly across a range of characteristics.

Six of the 13 (46%) directors identify as women, or members of visible minorities, Aboriginal peoples or persons with disabilities.

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The corporate governance committee regularly reviews board succession with a view to having a board and committees with the right skills, qualifications, perspectives and tenure. The committee looks for the most qualified candidates and we believe the best boards include a diverse mix of experience, expertise, perspectives, gender/gender identity, age, sexual orientation, ethnicity, geographic background, and personal characteristics, along with membership within “designated groups” as defined in the Employment Equity Act (Canada), including women, visible minorities, Aboriginal peoples, and persons with disabilities, as described in our board diversity policy. Our board recognises the importance of having diverse representation among its members that reflects our customers, shareholders, employees and the communities in which we operate and that it must continually strive to enhance this representation among its members.

As part of its commitment to board diversity, the bank is a signatory to the Catalyst Accord and the 30% Club Canada and a sponsor of Women in Capital Markets and other organizations increasing the representation of women in the technology industry. We recently updated our board diversity policy to aspire to achieve gender parity and maintain our minimum aspirational goal of at least 30% of each gender on our board. This year, 38% of our director nominees are women. We have consistently had over 25% female nominees since 2012 and have always met our aspirational goals set out in our diversity policy. In addition, women chair two of the board’s four committees.

Our board remains committed to increasing representation of other designated groups on the board beyond women. However, this is not a new priority of our board. Over the past 10 years, visible minorities have represented at least 8% and up to 21% of our directors standing for election each year. This year, we have one director nominee who identifies as a visible minority and no director nominees who identify as Aboriginal peoples or persons with disabilities. We do not currently have measurable objectives related to these three designated groups given the small size of the board and the need to address regulatory requirements, including residency requirements applicable to directors of Canadian financial institutions and appropriate representation of financial industry and risk management expertise on the board and its committees.

The corporate governance committee considers the effectiveness of the diversity policy on an ongoing basis, including its progress in achieving its aspirational goals, as part of its continuing assessment of current board composition, potential director candidates, and more formally on an annual basis as part of its review of our corporate governance policies. The effectiveness of this policy is also considered as part of our annual board assessment process.

We have also channeled practices from our board and applied those across our footprint, so that we can have a meaningful impact in other markets, developing pipelines in our own organization and in our subsidiaries and the communities we operate in throughout our footprint. This includes extending a diversity lens to our subsidiary boards as discussed further under the subsidiary governance section of the circular. Among our Canadian subsidiaries, women’s representation is 50% on both the Scotia Capital board of directors and the Tangerine Bank board of directors, which was also the first major Canadian financial institution to have a woman President and CEO. We have strong gender diversity at many of our large subsidiary boards with close to 20% women representation in Mexico; 33% in Ireland; close to or over 40% in Colombia, Peru, the United Kingdom and the U.S.; 54% in Trinidad and Tobago; and 64% in Jamaica. This approach can have a big impact, setting an example and raising the bar in jurisdictions where diversity on boards may not be a requirement or may be less further along.

Our written diversity policy has been updated to state that we aspire to achieve gender parity and maintain our minimum aspirational goal of at least 30% of each gender on our board, and is contained within our corporate governance policies, available on our website.

Of utmost integrity and exhibit high engagement

All of our directors have the professional ability, business judgment and independence of opinion to make an effective contribution to the board’s execution of its mandate. Importantly, all of our directors also have integrity. This is critical, since the board is responsible for overseeing and maintaining the bank’s strength and integrity, and overseeing our risk culture, standards of conduct and ethical behaviour.

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Directors must:

•  maintain high standards of integrity

•  act honestly and in good faith, and with the diligence and care of a reasonably prudent person

•  comply with our code of conduct (which includes our internet/e-mail code of conduct), the whistleblower policy, the directors’ conflicts of interest policy and other supplementary policies

•  use sound judgment

•  avoid conflicts of interest and act in the bank’s best interests

•  fulfill their responsibilities to the board and committees

•  review all meeting materials to diligently prepare for each board and committee meeting

•  actively participate in meetings and seek clarification from management to fully understand the issues and make informed recommendations as appropriate

•  protect our information and keep all discussions confidential

•  be active and engaged

•  continuously advance their knowledge of our business and relevant national and international developments so they can make meaningful contributions

•  review and approve our strategic direction and business plan, and regularly assess our financial and business line performance against the plan

•  understand the risks of our business model and how they relate to our strategy and risk appetite framework

•  understand our regulatory environment

•  participate in continuing education for directors

•  attend at least 75% of all board and committee meetings.

These responsibilities and expectations are set out in the board’s governance documents, including its corporate governance policies, board mandate and independent director position description.

The chair of the corporate governance committee will meet with any director who does not meet our attendance requirements and recommend to the board whether that director should continue to serve.

Balanced in their other professional activities

Directors must notify the corporate governance committee chair and Corporate Secretary of any proposed directorships (public and private), changes in employment and new advisor or consultant roles so that the corporate governance committee can consider whether these fall within the board’s guidelines and expectations. This information is also critical for the board to review for potential conflicts of interest. The committee makes recommendations to the board as appropriate.

Directors bring the most to the board when they can devote the necessary time to fulfill their responsibilities, so we have strict limits on the number of boards they can serve on:

•   directors who are chief executive officers of public companies should hold a maximum of two public company directorships (including the board of the company of which the individual is CEO)

•   other directors should hold a maximum of four public company directorships

•   directors should serve on a maximum of three public company audit committees

•   directors cannot serve on the board of an unaffiliated financial institution.

The pandemic further demonstrated the need for this balance as the directors’ roles became more demanding with the increase in frequency and intensity of board and committee meetings in the continually changing environment.

Consideration is also given to private company directorships (held outside a director’s employment) in assessing whether the individual has the requisite time to serve as a director of the bank.

All of our directors comply with this guideline.

Board interlocks

We also limit the number of other boards our directors can serve on together. No more than two directors can serve together on the same public company board without the consent of the corporate governance committee. There are no interlocks among the director nominees.

Change in principal occupation

A director must offer to resign when their principal occupation changes. This allows the board the opportunity to assess how the change affects the composition of the board. In the case of the President and CEO, he is also deemed to have resigned upon ceasing to be employed as an officer unless the board requests that he remain on the board for a fixed period.

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Balanced in tenure

Tenure and term limits

Our term limits promote board refreshment so that the board balances experience and institutional knowledge with fresh perspectives.

The term limits set out the maximum time that directors can stand for re-election, and do not provide guaranteed tenure. The board believes that term limits, director independence assessments and the board evaluation process collectively help the board make sure that effective and independent-minded directors are nominated for election by shareholders each year and are important elements in succession planning for the board.

Our term limits are reviewed annually to make sure that they reflect best practices. We added term limits for committee chairs in 2012. We moved to a flat term limit of 12 years in 2015, which we consider to be a leading practice. Our term limits are as follows:

•  directors first appointed or elected before July 1, 2015 must retire on the earlier of (1) the completion of a 15-year term, or (2) when they turn 70. However, if at age 70 a director has not served 10 years, their term is extended and they must retire by the end of a 10 year term

•  directors first appointed or elected after July 1, 2015 may serve on the board for a 12-year term

•  a director can serve as a committee chair for three years, and for another two years with the board’s approval.

Shareholders elect directors annually for a one-year term. Shareholders vote for individual directors, not a slate.

We have never granted an exception or extended a director’s term under our term limits, which is a reflection of the board’s thoughtful approach to its composition and succession plans.

age limit	term limit	other mechanisms for board renewal
70 for all directors first appointed or elected before July 1, 2015, subject to conditions	12 years for all directors first appointed or elected after July 1, 2015

•  committee chairs serve for 3 years, with the option to extend by 2 years

•  board size and composition are reviewed annually by the corporate governance committee

•  all directors are elected annually by shareholders

•  annual board assessment process

The date each director is not eligible for re-election under our term limits is set out in the director profiles beginning on page 16.

NOMINATING DIRECTORS

One of the board’s most important responsibilities is to identify, evaluate and select candidates for the board. The corporate governance committee serves as the nominating committee of the board and is responsible for determining the selection criteria for director candidates and board committees. It maintains a skills matrix of the required skills, experiences and competencies, which is regularly reviewed by the committee and updated as necessary, as part of board and committee succession planning and proposes director candidates for the board’s review and approval. Balancing the qualifications above and the results of the annual assessment process, the corporate governance committee works with the Chairman to review candidates for election or re-election. New candidates are identified using the following process:

Determine selection criteria and potential candidates

•   done with a view to succession planning for both the board and its committees

•   primarily determined according to key skills, experience and attributes required on the board and diversity criteria including gender/gender identity, age, sexual orientation, ethnicity and geographic background, and membership within “designated groups” as defined in the Employment Equity Act (Canada), including women, visible minorities, Aboriginal peoples and persons with disabilities, with a view to the board’s policies including its diversity policy

•   candidates may be proposed from a variety of sources including the evergreen list or an independent search firm that will be directed to include candidates who meet our skills matrix requirements, diversity criteria and our corporate governance policies

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Chairman and corporate governance committee chair initial review

•  the Chairman will typically be the first and main point of contact and maintains a dialogue with the candidate throughout the process

•  the corporate governance committee chair may also be involved in the initial screening

•  the Corporate Secretary will track the process and conduct a review to assess conflicts and other requirements

•  candidates’ profiles will be distributed to the corporate governance committee for review and determining whether the candidates should proceed to the next stage

•  the corporate governance committee chair will report to the committee and the board on progress

Board interviews

•  the Chairman and Corporate Secretary will coordinate interviews for potential candidates with independent directors to obtain a variety of views and assess fit

•  assessments and background checks are conducted to determine suitability and independence

Results and recommendations

•  the corporate governance committee will review the interview and assessment results

•  the corporate governance committee may make a recommendation to the board

•  a candidate may be proposed for appointment or election or may be put on the evergreen list for future consideration

Board approval

•   a candidate proposed for appointment or election must be approved by the board

Before a candidate is nominated, they meet with several independent directors, the President and CEO and the Corporate Secretary to discuss the board’s expectations of director contribution and commitment.

This year, the board and the corporate governance committee performed a targeted search for director nominees, focusing on experience in technology, complex operations, senior executive management and Latin America, with a view to skill sets needed on the board as a result of director feedback. There was also an emphasis on board succession planning with a heightened focus on the board’s skills matrix and diversity policy.

SHAREHOLDER INPUT

Shareholders can provide feedback on the nomination process through the following mechanisms:

Shareholders	Any shareholder is welcome to contact the Chairman or the corporate governance committee chair to discuss corporate governance matters, including potential director nominees
Under the Bank Act

Shareholders holding in the aggregate not less than 5% of the bank’s outstanding shares for the minimum period set out by the Bank Act may submit a formal proposal for individuals to be nominated for election as directors. Shareholders should refer to the relevant provisions of the Bank Act for a description of the procedures to be followed

Under our proxy access policy	Shareholders should consult the policy, available in the corporate governance section of our website, for a description of the procedures to be followed

MAJORITY VOTING POLICY

Our majority voting policy requires any nominated director who is not elected by at least a majority of the votes cast (50% plus 1 vote), to tender their resignation from the board immediately following the annual meeting.

Absent exceptional circumstances, the board will accept the offer of resignation. There are very limited circumstances under which the corporate governance committee can recommend retaining the director, provided that active steps are taken to resolve the circumstances in the following year. In any case, the board will disclose its decision in a press release within 90 days of the annual meeting. The board may appoint a new director to fill the vacancy if it accepts the resignation. You can find our TSX-compliant majority voting policy in our corporate governance policies on our website.

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This policy applies only to uncontested elections (elections where the number of nominated directors is the same as the number of directors to be elected).

ORIENTATION AND EDUCATION

Our director orientation and continuing education approach outlines our commitment to equipping directors to fulfill their oversight role in a dynamic global market. We expect all directors to participate in our education programs and suggest topics for seminars, briefings or reports. Last year we amended the Guideline on Directors’ Orientation and Continuing Education Program, which addressed, among other things, the need for virtual education sessions to onboard new directors and provide relevant and updated education sessions for the board.

Regular communication and access to information

We regularly provide information to directors at and in between meetings about the bank, including research reports, relevant current events, industry developments and corporate governance developments to keep them informed of matters relevant to the board’s execution of its responsibilities. Directors access their board materials, management updates and other key information on a secure information portal, as part of our ongoing efforts to reduce paper consumption.

All directors are members of the Institute of Corporate Directors (Canada) and National Association of Corporate Directors (U.S.) and can access their events as part of directors’ ongoing development. We may reimburse directors for approved courses, in line with our expense policy. These organizations support director education and advocate for best practices in governance.

Orientation

Our orientation program helps new directors increase their understanding of their responsibilities and the bank’s operations as quickly as possible, so they can be fully engaged and contribute to the board and committees in a meaningful way. Our Chairman oversees a director’s orientation and mentors a new director through their first set of board meetings.

To guide them through the orientation process, we provide new directors with materials that include an explanation of our key legal requirements, by-laws, directors’ duties and responsibilities, bank and board policies and procedures, organizational charts, an overview of our business lines and copies of our financial statements, MD&A, and circular.

They also:

•  have a direct resource in the Chairman and chairs of committees on which they serve, who have responsibilities for new member orientation

•  meet with the President and CEO, heads of control functions and other executive officers throughout the year

•  may be invited to attend meetings of all committees initially for educational purposes and may request to attend any meeting subsequently

•  review the bank’s crisis management recovery plan and have the opportunity to discuss it with management

•  attend information sessions on significant aspects of our business tailored for new directors

•  have the opportunity to meet with representatives of our primary regulator, OSFI.

As a result of public health and government restrictions on in-person meetings due to COVID-19, our new director commenced his orientation in a virtual format. The corporate governance committee continually reviews the status of each new director’s orientation to ensure it is appropriately focused and expectations are met.

Continuing education

Our continuing education program keeps directors up to date on regulatory developments, business initiatives and other issues affecting the bank’s operations, so they can carry out their responsibilities more effectively.

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Directors annually receive a corporate governance information book which contains information about our practices and policies, the board and committees, legal requirements, insider reporting and our code of conduct.

All board members have access to all committee materials for ongoing education and information purposes.

At every meeting, directors focus on key issues affecting the bank with management. Our education program, however, allows directors to have an opportunity to explore significant, complex or specialized aspects of our business operations in a more in-depth manner. We also organize off-site board meetings to familiarize directors with our regional and international operations and to meet local senior management, stakeholders, and subsidiary board members. Directors meet with internal and external experts on a variety of topics to give them local insight in the markets in which we operate. Training sessions are also organized for directors on significant regulatory matters which may include in-person or videoconference sessions, annual attestation of policies and online training modules. In between meetings, we regularly provide educational information and reports to directors. The corporate governance committee continually reviews the topics for, and format of, educational sessions in light of current events. This year, topics added to the continuing education agenda included a macroeconomic outlook on Latin America and an increased focus on ESG matters, including our net-zero commitments and our social impact strategy, ScotiaRISE.

The COVID-19 environment required us to offer the continuing education program on different platforms and in various formats, including curated articles and publications, external and internal presenters in a video format, learning modules, video series and virtual meetings. The board also completed the Board Cyber Awareness Program, which consisted of online learning modules covering a range of topics from securing our cloud to data protection, and a cyber-security simulation on ransomware.

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Director education in fiscal 2021

Date	Session	Attended or received materials
Regularly

Business line, strategy, finance and treasury sessions

Deep dive and educational sessions on:

–   Data and analytics

–   Return on equity and capital allocation

–   Global business payments

–   Wholesale operations for Global Banking and Markets

–   Consumer loyalty programs and partnerships for Canadian Banking

–   Consumer protection for Canadian Banking

board

–   Model risk update

–   Benchmark rate reform

–   Allowance for credit losses trending and monitoring

–   Retail lending update

–   Lessons learned from COVID-19

–   Records retention

–   Second line fraud oversight

risk committee
Regularly

Corporate governance and board practices

–   Presentation on the subsidiary governance annual report

–   Updates on corporate governance developments, including virtual annual meetings, board diversity, human capital management, climate change, board accountability and oversight of ESG issues, regulatory updates and developments, proxy season highlights and stakeholder engagement

–   Presentation on the bank’s stakeholder engagement program and strategy corporate governance committee
Each risk committee meeting

Risk management sessions

–   Educational sessions by Global Risk Management on various portfolios of the bank, such as mining, exploration and production, oil and gas services, aerospace, real estate, retail, capital calls, insurance, cable and telecommunications, investment funds, banks, central counterparties, food and beverage, gaming, hospitality, pension funds, technology, healthcare, automotive, power and agriculture risk committee
Quarterly

–   Enterprise risk management reports addressing credit, market, liquidity, operational, data, third party, information technology and cyber-security, stress testing, regulatory, capital, emerging and other risks board risk committee

April October	– Country deep dive educational sessions on: – Colombia, Caribbean and Central America – Mexico	risk committee
Quarterly	Competitive review – Competitive review of the bank and its Canadian competitors	board
Quarterly	Global compliance – Presentation on the bank’s global compliance program	board
Quarterly November

Anti-money laundering/anti-terrorist financing (AML/ATF) and sanctions training

–   Presentation on the bank’s AML/ATF program

–   Educational training on the regulatory landscape and our obligations in AML/ATF and sanctions risk committee board
Regularly November February

ESG matters

–   Updates on ESG matters, including the bank’s ESG strategy, framework and governance approach, stakeholders’ interests and expectations regarding ESG matters, community investment initiatives, ScotiaRISE, the Net-Zero Business Alliance and the bank’s net zero commitments

–   Presentation on ScotiaRISE, the bank’s new social impact strategy

–   Presentation on the bank’s ESG Report and Public Accountability Statement board corporate governance committee
Quarterly October	Technology and cyber-security – Presentation on enterprise cyber-security program update and progress report – Report on cloud strategy update – Cyber-security simulation on ransomware	risk committee board
November April/May	Video education series – Video series for the 2021 Board Cyber Awareness Program, including: securing our cloud, data protection and meeting the information security and cyber-security team	board
January June

Investor relations

–   Presentation on share ownership trends, investor areas of focus, analyst coverage, share price performance and investor relations strategy

–   Reports on key investor issues impacting stock performance, stakeholder topics, share ownership trends, investor relations strategy and rating agency views board
April	U.S. commodities law – External speaker presentation on U.S. commodities law, including the board’s role in compliance with commodities laws	board
April August	Prime services business – Presentation on the prime services business	risk committee
June June August

Pacific Alliance countries

–   External speaker presentation on the macroeconomic outlook in Latin America, including the economic trends and political risks and responses

–   Country deep dive educational sessions on:

–   Peru

–   Mexico

board
June	Indigenous financial services – Presentation on the strategy and performance of the bank’s Indigenous financial services division and update on the bank’s Indigenous initiatives	board
August	Compensation trends – External speaker on compensation trends and regulatory developments	human capital and compensation committee

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BOARD ASSESSMENT

The corporate governance committee is responsible for our annual board assessment. In 2021, the committee engaged an independent external advisor to facilitate the assessment process, culminating in the delivery of a formal report for the board’s consideration. The assessment is a robust, three-part process focused on individual director, committee and board effectiveness. Through questionnaires, interviews and a summary report that results in the development of an action plan, the board can ensure that it is focusing its attention on topics that are key in reviewing board and director performance. This year’s process concluded that the board and its committees were performing well. Each year, the assessment process includes a focus on forward-looking priorities, including how the board should effectively fulfill its oversight responsibilities, considering evolving regulatory and other stakeholder expectations. The process is designed with a view to the board maintaining a proactive approach to challenging itself and driving continued improvements in its own effectiveness. The process also encompasses feedback from management to ensure that the board receives a 360 degree view of its performance, as well as an opportunity to see if there is alignment in views among directors and management with respect to the board’s execution of its responsibilities and other matters related to its effectiveness.

Questionnaire

•  developed by the independent external advisor to reflect annual priorities and approved by the corporate governance committee prior to distribution

•  included specific and open-ended questions for feedback on a range of topics, including the board’s access to, and communications with, management

•  solicited views on the effectiveness of the committees

•  addressed board communication and other operational matters

•  asked for views on how the board deals with strategic issues and risk

•  sought feedback on various relationships, including among individual board members, and with management

•  submitted centrally to the independent external advisor to preserve confidentiality

•  used the responses to form the basis of the personal interviews with directors

Interviews

director interviews

•  conducted individually to facilitate candid feedback about board effectiveness, committee performance, individual performance, Chairman’s performance, committee chair performance, governance and noteworthy issues relating to board effectiveness or operations or themes raised in the confidential questionnaire results

•  addressed directors’ views on succession matters for key roles on the board, including potential Chairman and committee chair successors at this time and in the future

•  provided an opportunity to comment formally on management’s engagement with the board

•  discussed views on the board’s continuing education and orientation program and suggestions for improvement

•  provided an opportunity to comment formally on the Chairman’s performance and provide constructive feedback for the Chairman

•  facilitated a process so that directors could comment on their peers’ contributions to the board and its committees, and any concerns they may have

•  solicited views on how the board addressed various matters throughout the year management interviews

•  interviewed members of the bank’s operating committee for their views on board-related matters and to provide directors with management input as part of their deliberations on board effectiveness and future considerations

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Reports

to the corporate governance committee

•  presented by the independent external advisor for discussion and feedback

•  committee chair and Chairman reviewed the results and developed proposed recommendations and considerations for action in the coming year for the board

to the board	• presented by the independent external advisor • Chairman and corporate governance committee chair presented recommendations and considerations based on the results

Follow-up

•  committee chair and Chairman developed an action plan to address issues, monitor progress and report back

•  action plan involves working with other committee chairs and management as appropriate

•  progress on action plan is a regular agenda item at corporate governance committee meetings until all items are satisfactorily addressed

The board reviews the assessment process annually and revises it as necessary to reflect director feedback, evolving governance rules, best practices and any changes to the board mandate and committee charters. The board’s process and the attention to the action plan results in the assessment being an ongoing exercise, enabling the board to continually review and assess its effectiveness. Directors are also encouraged to approach the Chairman and the corporate governance committee chair at any time with comments or concerns.

Committee reports

The members listed are as at October 31, 2021.

AUDIT AND CONDUCT REVIEW COMMITTEE

Una Power (chair, financial expert)

Scott Bonham

Lynn Patterson

Michael Penner

Aaron Regent (financial expert)

Calin Rovinescu

Susan Segal

Benita Warmbold (financial expert)

All members are financially literate within the meaning of the CSA rules.

meetings: 5

At each meeting, the committee:

•  met with the risk committee chair, who attended every committee meeting in full

•  met separately with the Chief Financial Officer

•  met separately with the Chief Compliance Officer

•  met separately with the Chief Auditor

•  met separately with the external auditor

•  met in camera without management present

The committee conducted a thorough assessment of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

The audit and conduct review committee is primarily responsible for overseeing the integrity of our financial reporting, compliance, standards for ethical behaviour, conduct and conduct risk management, internal control functions and has a direct relationship with the external auditors.

Fiscal 2021 key responsibilities and highlights:

Financial reporting

•   as part of the regular review of the bank’s performance and capital plan, monitored the impact of:

–   the COVID-19 pandemic and the return to business as usual

–   acquisitions and divestitures

–   provisions for credit losses (PCLs) and allowance for credit losses (ACLs)

–   capital and expense management

–   ESG matters, including climate change reporting

•   reviewed the bank’s quarterly and annual reporting and satisfied itself that they present the financial position fairly as part of our rigorous disclosure review procedure

•   supported the bank on climate change related financial reporting

Compliance oversight

•   held executives accountable for audit and regulatory matters related to their business lines

•   reviewed quarterly reports on our global compliance programs

•   reviewed reports from regulators across the bank’s footprint

•   reviewed the impact of changing regulations and regulatory expectations on the bank’s business and followed guidance of regulators and governments to address COVID-19 impacts and the return to business as usual

•   reviewed reports on legal matters and discussed significant legal actions with the General Counsel and the Deputy General Counsel, including emerging legal risks

Culture and conduct review

•   oversaw the bank’s risk culture and approved the Risk Culture & Conduct Risk Management Summary Framework

•   set relevant and meaningful standards of conduct and ethical behaviour, by reviewing and recommending for approval the bank’s anti-bribery and anti-corruption policy and code of conduct

•   continued to evolve its oversight of conduct and conduct risk management through regular reviews of reports on customers, employees and market conduct

•   reviewed reports covering related party transactions and the bank’s compliance with the self-dealing provisions of the Bank Act and Sarbanes-Oxley Act of 2002

•   reviewed the bank’s complaints and incidents report each quarter and the ombudsman’s reports

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•   reviewed the President and CEO’s annual declaration of employee, director and officer compliance with the code of conduct

•   reviewed and recommended for board approval the directors’ report to OSFI on conduct review activities handled in the past fiscal year

•   met with the Financial Consumer Agency of Canada (FCAC) on lessons learned during COVID-19, the FCAC and the bank’s supervisory relationship, and developing best practices for disruption, open banking and diversity, equity and inclusion

•   reviewed reports on the assessment of the bank’s actions, lessons learned and thematic issues in response to the pandemic

Internal controls

•   reviewed and monitored our internal control framework, including approving our internal control policy and internal audit third party risk management policy

•   reviewed the annual effectiveness of the Dodd-Frank compliance program

•   communicated directly with internal audit

External auditors

•   reviewed and approved the policy for the pre-approval of services performed by the external auditors and the policy on employment of personnel from the external auditor

•   reviewed the pre-approved services to be performed by the external auditors

•   reviewed the audit plan for scope and areas of focus. Oversaw the audit, which included the auditors’ opinion on the effectiveness of our internal controls over financial reporting

•   reviewed the audit fees, including the proportion for audit services versus non-audit services

•   assessed the auditors’ performance and concluded that given the scope and location of services required, and the quality of service received by the bank, the audit process should not be tendered at this time and the auditors should be recommended for reappointment

Oversight of finance, compliance and internal audit functions

•   reviewed and discussed the quarterly internal audit reports. Reviewed the audit strategy. Approved the annual audit plan and reviewed areas of focus

•   retained an independent third party to review the effectiveness of our internal audit function

•   approved the mandates of the Chief Financial Officer, Chief Compliance Officer and Chief Auditor and assessed each officer’s effectiveness and performance review

•   oversaw the independence of the finance, compliance and internal audit departments, assessed the effectiveness of the departments and reviewed their succession plans, mandates, budgets, organizational structures and resources

CORPORATE GOVERNANCE COMMITTEE

Nora Aufreiter (chair)

Scott Bonham

Don Callahan

Michael Penner

Aaron Regent

Benita Warmbold

meetings: 8

At each meeting, the committee met in camera without management present.

The committee conducted a thorough assessment of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

The corporate governance committee serves as our nominating committee and oversees our board assessment process. It informs the board on our approach to stakeholder engagement, oversees our ESG strategy and reviews how we may enhance our governance standards, consistent with changing regulations and emerging best practices.

Fiscal 2021 key responsibilities and highlights:

Board composition and succession

•   reviewed board and committee composition and the required skills and attributes to have a high-functioning board

•   reviewed and updated the director skills matrix so that it reflects the required skills, experience and competencies

•   undertook succession planning as part of its forward-looking agenda

•   reviewed potential director candidates and recommended Mr. Callahan as a new director to be appointed in June 2021

•   continued to expand and develop the evergreen list of potential director candidates

Director orientation and education

•   oversaw a comprehensive director orientation and education program, including hearing from leaders in ESG matters, U.S. commodities law and Latin American macroeconomics

•   oversaw the appropriate onboarding of a new director in a virtual setting and offered continuous education for directors on several different platforms

Core purpose and ESG oversight

•   discussed the bank’s core purpose and how it will continue to be implemented in the COVID-19 environment

•   reviewed the bank’s ESG strategy, priorities and reporting, including the ESG Report and the Public Accountability Statement, and international trends in this area

•   recommended the inclusion of ESG oversight in the bank’s corporate governance policies and supported the addition of ESG updates to every board meeting agenda recognizing the importance of ESG matters to the board and its committees

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•   monitored the bank’s ESG priorities throughout the year, including ScotiaRISE, the bank’s new social impact program, the bank’s climate commitments and net-zero commitments, as well as other social justice issues

•   reviewed the bank’s updated human rights statement

Subsidiary governance

•   reviewed our subsidiary governance strategy, including internal reports and regulatory reviews

•   discussed relevant governance developments in the bank’s subsidiaries with the Chief Corporate Governance Officer

Stakeholder engagement

•   oversaw our stakeholder engagement program, including how shareholder feedback is considered and addressed and recommended the inclusion of stakeholder engagement in the bank’s corporate governance policies

•   reviewed areas of focus for shareholders globally and oversaw engagement with various stakeholders on relevant governance issues and trends, including executive compensation, board composition, skills and assessment, CEO succession, risk management, our strategy in Latin America, and ESG issues, including diversity, equity and inclusion, human capital management and our climate commitments

Board, committee and director assessment

•   oversaw the board, committee and director assessment process, which was facilitated by an independent external advisor, to confirm that the board is performing effectively and to identify opportunities as part of its continuous improvement mindset

Continuous improvement of our governance standards and practices

•   further enhanced our corporate governance practices with a view to global trends and practices for financial institutions such as oversight of non-financial risks, including culture and conduct, and ESG matters

•   in response to COVID-19, increased focus on the board engagement with management and other stakeholders while executing its core duties through enhanced board oversight, including special meetings and regular updates on relevant topics, including employee health and safety and workplace re-entry

•   recommended revising the board diversity policy to include an aspiration to achieve gender parity and maintain our minimum aspirational goal of 30% of each gender on our board

•   oversaw the virtual annual general meeting, allowing shareholders to participate and vote at the meeting given the government and health restrictions associated with COVID-19

•   reviewed director compensation and equity holding requirements and recommended changes to the board

•   recommended that directors’ travel fees continue to be forfeited for the year given the inability to conduct in-person meetings

•   reviewed the Chief Auditor’s annual report on the bank’s governance framework, which was also reviewed by the audit and conduct review committee

HUMAN CAPITAL AND COMPENSATION COMMITTEE

Scott Thomson (chair)

Nora Aufreiter

Guillermo Babatz

Una Power

Aaron Regent

Calin Rovinescu

meetings: 7 (including one joint session with the risk committee)

At each meeting, the committee:

•   met separately with its independent advisor

•   met separately with the Chief Human Resources Officer

•   met in camera without management present

The committee conducted a thorough assessment of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

The human capital and compensation committee is responsible for overseeing our human capital and compensation program and practices (total rewards, including salary, incentive plans, pension plans and benefits and our executive compensation program specifically), leadership, succession and the performance management of the President and CEO.

Fiscal 2021 key responsibilities and highlights:

Compensation philosophy and human capital management policies and practices

•   reviewed our compensation policy, executive compensation practices and program design, including eligibility, performance metrics, payout curves and plan rules, to continue to retain and attract talent

•   oversaw the continuous alignment of our pay-for-performance strategy and risk appetite

•   oversaw the evolving strategy, design, effectiveness and competitiveness of our benefits programs globally, including initiatives during the pandemic, contributing to our position as an employer of choice

•   reviewed the funding, performance, governance and investment strategy of the bank’s global pension plans as stewards of our employees’ retirement planning

•   reviewed updates on the status of the business continuity plans and office re-entry plans, including potential shifts in working practices as a result of the pandemic

•   assisted the board in oversight of the bank’s human capital management practices and strategies, reflecting the social aspect of ESG best practices, including reviewing reports to monitor the bank’s culture and employee engagement, reviewing the bank’s diversity, equity and inclusion policies for employees and overseeing programs in place to promote the health, safety and well-being of our employees

•   reviewed various compensation policies in keeping with evolving global regulatory expectations and governance best practices

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Compensation governance

•   reviewed the impact of changing regulations and regulatory expectations on our employment and compensation practices and reporting, including best practices of the Financial Stability Board (FSB), Institute of International Finance (IIF), European Banking Authority, Financial Conduct Authority, Prudential Regulation Authority, CCGG, and proxy advisory firms such as ISS and Glass Lewis

•   reviewed updates on key human capital- and compensation-related regulatory developments, including trends in Canada, the United States and the United Kingdom and received education on compensation trends and regulatory developments

•   met with the bank’s Chief Auditor to discuss the independent review of our executive compensation program. The Chief Auditor’s assessment concluded that it aligns with the FSB Principles for Sound Compensation Practices and Implementation Standards

•   the chair of the committee, along with the Chairman, met with the bank’s stakeholders on the bank’s approach to compensation and other related matters

•   reviewed the Chairman’s letter to the bank’s shareholders on its shareholder engagement since the bank’s 2021 annual meeting

Managing compensation risk

•   reviewed and approved material compensation plans

•   met with the risk committee to jointly review:

–   risks and rewards associated with the design and funding of our material compensation plans, including an evaluation of all current and future risks, and a discussion with the Chief Risk Officer

–   changes to the annual incentive plan linking ESG initiatives to compensation

–   employee conduct through reports from the compensation review committee, including any decisions related to adjusting individual compensation

Executive compensation

•   oversaw all aspects of our executive compensation program and our material incentive plans

•   reviewed regulatory, governance, and executive compensation trends, including the selection of appropriate financial and non-financial performance metrics incorporating ESG measures

•   assessed the performance of the senior leadership team and recommended the compensation for the President and CEO, control function heads and all other officers at the level of executive vice president and above

•   reviewed the design and funding of our material incentive plans to capture a holistic assessment of the bank’s performance and reflect best practices and proxy advisor input, via a new strategic and operational scorecard as part of our annual incentive plan with particular emphasis on ESG achievements

Leadership and succession planning

•   reviewed and approved the mandates for all executive roles, including control function heads

•   assessed the President and CEO’s performance against his approved mandate and performance objectives

•   assessed all executive officers, including the Operating Committee’s performance against approved mandates and performance objectives

•   oversaw the leadership strategy, including diversity of talent as an overarching goal

•   oversaw and discussed the bank’s succession planning processes and strategies with a view to building bench strength and diverse leaders across our footprint and across all roles

•   reviewed leadership strategy for high potential senior leaders

•   reviewed our diversity, equity and inclusion initiatives, the building of a diverse talent pipeline for the executive level and our progress on our Canadian and global targets at the VP+ level

•   oversaw immersive leadership development for senior leaders, including comprehensive assessments and a global executive program

•   as part of board and committee meetings and director education sessions, had significant exposure to, and interaction with, a diverse group of senior leaders to gain greater visibility into the bank’s leadership pipeline

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GOVERNANCE

RISK COMMITTEE

Guillermo Babatz (chair)

Don Callahan

Lynn Patterson

Aaron Regent

Susan Segal

Scott Thomson

meetings: 6 (including one joint session with the human capital and compensation committee)

At each meeting, the committee:

•   met with the audit and conduct review committee chair, who attended every committee meeting in full

•   met separately with the Chief Risk Officer

•   met separately with the Chief Anti-Money Laundering Officer, with the exception of one meeting when it was not deemed necessary by the committee

•   met in camera without management present

The committee conducted a thorough assessment of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

The risk committee is primarily responsible for risk oversight and advising executive management on highly sensitive matters and major strategic issues as they relate to the bank’s risk appetite framework.

Fiscal 2021 key responsibilities and highlights:

Risk oversight

•   reviewed and approved our significant financial and non-financial risks from an enterprise-wide perspective

•   focused on non-financial risks in light of regulatory trends and developments, including ESG risks

•   reviewed and approved significant country, industry, market and portfolio risks and limits

•   reviewed quarterly enterprise risk reports on the bank’s risk profile, and discussed the top and emerging risks facing the bank

•   reviewed quarterly enterprise cyber-security program reports and discussed technology, cyber-security and operational risks, with a focus on our data loss prevention program, data governance and reporting

•   reviewed and recommended for approval the bank’s Global Cyber-Security Strategy

•   met with executives to discuss risk considerations, exposures and commercial initiatives against their strategies and plans

•   reviewed data risk and governance of the oversight of such risk, including measurements of data quality, in line with increased regulatory focus on data risk

•   reviewed and approved our crisis management recovery plan

•   met with the Canada Deposit Insurance Corporation (CDIC) to discuss the bank’s 2021 Resolution Plan and recommended approval of the bank’s Resolution Plan to the board

Risk appetite framework

•   reviewed our enterprise risk appetite framework, including new compliance risk metrics, and its alignment with our strategic plan, and recommended this framework, along with the enterprise-wide risk management framework, to the board for approval

•   reviewed a report on lessons learned from COVID-19, including the importance of effective communication, technology resilience and addressing financial and operational risk

•   reviewed significant risk management frameworks

Risk culture

•   received updates on evolving regulatory expectations surrounding risk culture

•   reviewed the bank’s risk culture initiatives, including strengthening business compliance capability, oversight of reputational risk, third party supplier risk, technology and cyber-security risk, data risk and evolving the bank’s culture

•   reviewed the bank’s Risk Culture & Conduct Risk Management Summary Framework

•   reviewed the results of the bank’s risk culture survey

•   reviewed initiatives to reposition the bank’s international portfolio

Compensation risk

•   met with the human capital and compensation committee to jointly review:

–   performance assessments of the bank’s finance, compliance, risk, anti-money laundering and audit heads

–   key elements of our executive compensation program, including plan design, targets, metrics and potential payouts

–   risks associated with executive compensation, incentive plans, the business performance factor and incentive awards. Concluded an assessment with the Chief Risk Officer that no risk adjustment was required given that risks were within the bank’s appetite

•   received informational updates on the above matters for an ongoing assessment of compensation risk throughout the year

Oversight of risk and anti-money laundering functions

•   reviewed regular reports about our anti-money laundering and anti-terrorist financing programs, including regulatory commitments, risks related to employee health and safety, Project Shadow and second line fraud oversight

•   approved the mandate of the Chief Risk Officer and Chief Anti-Money Laundering Officer, and assessed each officer’s effectiveness and performance reviews

•   oversaw, together with the board, the appointment and transition of the role of Chief Risk Officer

•   oversaw the independence of the global risk management and anti-money laundering departments, assessed the effectiveness of the departments, reviewed their succession plans and approved their mandates, budgets, organizational structures and resources

Management proxy circular	63

3	Executive Compensation

At Scotiabank, our goal is to share information with our shareholders that is clear and relevant, to help you understand our executive compensation program and our compensation decisions in respect of 2021. This section discusses our compensation program and the processes we follow when making appropriate compensation decisions that are tied to our performance and our risk appetite.

OUR NAMED EXECUTIVES

Brian J. Porter President and Chief Executive Officer

Rajagopal Viswanathan Group Head and Chief Financial Officer

Ignacio “Nacho” Deschamps Group Head, International Banking and Digital Transformation

Jake P. Lawrence CEO and Group Head, Global Banking and Markets

Dan Rees Group Head, Canadian Banking

For information about executive pay and ESG metrics	77

Dear fellow shareholders,	Message from the chair of the human capital and compensation committee

On behalf of the human capital and compensation committee (referred to as “the committee” in this section of the circular) and the board, I am privileged to share with you our approach to executive compensation, including the framework and considerations we used to make pay decisions for our President and CEO and other named executive officers for 2021.

While a majority of our shareholders voted in favour of our approach to executive compensation last year, the committee recognizes that we can do better to earn more widespread support for our approach to executive compensation. As a result, we embarked on a comprehensive engagement strategy to reach out to our shareholders and other stakeholders to provide additional context on certain of the longer-term decisions made by the bank as well as to understand their priorities. The committee has considered the concerns expressed by our shareholders as part of that engagement in its decisions to recognize and reward our President and CEO and other named executives for the bank’s and their individual performance in 2021, and in the communication and explanation of these decisions to our shareholders in this circular.

We continually strive for a compensation program that is clear, easily communicated and understood by our employees, shareholders and other stakeholders. We have a compensation philosophy that supports our performance-oriented culture and our goal of delivering strong, predictable and consistent results to our shareholders over the mid to long term, without encouraging excessive risk-taking. Specifically, our compensation strategy centres around five goals:

•  focusing executives on the mid to long term by paying out compensation over time and delivering the majority of compensation in equity-based awards

•  ensuring all compensation programs and pay decisions follow sound risk management principles and prudent practices

•  reinforcing the accountability of executives by making a significant portion of pay variable and making pay decisions that are based on performance and free from bias

•  supporting the bank’s goals by paying for performance against the same metrics we use to drive performance for our shareholders

•  designing programs that are compliant with the legislation and regulations which govern our bank, and in line with the companies with which we compete for talent.

64	Scotiabank

EXECUTIVE COMPENSATION

We also believe shareholders are best served by the committee applying sound and thoughtful judgment to final compensation outcomes, especially during periods such as now when we are experiencing continued uncertainty and complexity as a result of the pandemic.

I am pleased to present the final compensation outcomes and an explanation of the decisions made by the committee and the board for your consideration in this letter and the compensation discussion and analysis.

Scotiabank’s response to 2021 say-on-pay result

Further to the say-on-pay vote outcome last year of 60.8% in favour of the bank’s approach to executive compensation, the board and management have undertaken an extensive engagement strategy with our shareholders throughout 2021, which included over 50 meetings with our stakeholders, both those who supported the bank’s say-on-pay resolution last year and, importantly, those who chose to vote against it. The Chairman of the Board provided an update on our shareholder engagement since our 2021 annual meeting in his letter to our shareholders on October 29, 2021. We have also met with proxy advisory firms, ISS and Glass Lewis, to discuss our shareholder engagement and to share the feedback that we have received, following the issuance of their 2021 reports on our management proxy circular. Discussions have centred around the bank’s strategy and the merits of our geographic footprint, shareholder returns and our President and CEO’s compensation.

We committed to enhance our disclosure on how the board makes its compensation decisions, both from a quantitative and qualitative perspective, as well as address other stakeholder priorities for 2022 and beyond, most notably environmental, social and governance (ESG) matters such as climate commitments, human capital management and diversity. Through our many discussions, it was clear that our shareholders support the bold strategic agenda undertaken by our President and CEO and supported by the board, including investing for the future and digitizing the bank, repositioning the international portfolio and successfully steering the bank through the uncertainty of the COVID-19 pandemic.

Scotiabank is committed to best-in-class pay practices and strives to align executive compensation decisions with the long-term interests of our bank and its stakeholders. The committee reflected on the discussions with our shareholders and, as a result, in this year’s compensation discussion and analysis, you will find specific sections devoted to:

•  the committee’s 2021 activities throughout the year in relation to shareholder engagement, incentive plan review, assessment of bank and President and CEO performance and the compensation of our President and CEO (see page 94)

•  our focus on ESG, including how we have reflected key ESG objectives in our compensation program (see page 77)

•  our approach to setting annual financial targets (see page 85)

•  enhanced disclosure on the calculation of the all-bank business performance factor (BPF) and the decisions taken by the committee, including where we exercised discretion (see page 95).

The committee’s 2021 workplan

The human capital and compensation committee follows a comprehensive annual workplan leading up to the board’s year-end pay decisions. For 2021, in addition to discussions on the bank’s performance and alignment with compensation, additional work was undertaken by the committee to consider and address shareholders’ feedback in response to say on pay. During the year, the committee received input from the Chief Financial Officer (CFO) on the financial performance of the bank and at year end from the Chief Risk Officer (CRO) on risk-related considerations for incentive pools and payouts, including plan design, individual conduct considerations, performance against risk appetite and capital adequacy. Throughout the year, the committee also received advice from its independent advisor as detailed on page 82.

Key activities undertaken throughout the course of 2021 included:

•  a meeting with the Office of the Superintendent of Financial Institutions (OSFI) in November 2020 to discuss how we proposed to meet their expectation that fiscal 2020 compensation for senior management not be higher than 2019 levels

•  discussions of the ISS and Glass Lewis reports and say-on-pay vote recommendations were held at the committee’s April meeting, together with a review of our peer banks’ performance and pay decisions, and the overall external market context. The bank’s say-on-pay vote outcome and updates on plans and activities with respect to engaging with ISS, Glass Lewis and shareholders were discussed at each subsequent committee meeting throughout 2021

•  a review of key design features and alternatives for our annual and equity-based incentive plans was discussed at the committee’s February, April and May meetings, with final changes approved in August (see page 88). This review, which was also shared with the risk committee, covered performance metrics and payout curves used to assess both annual and mid-term performance, including the evolution of ESG metrics and their linkage to executive compensation (see page 77)

•  the bank’s CFO presented updates on bank performance including performance relative to peers and how the all-bank business performance factor and performance share unit factor were trending for 2021, and their impact on the compensation of executives and other employees, at each of the May, August and October meetings, prior to approval of the final factors reflecting full-year performance in November

•  trends and developments on CEO and executive pay were presented by the committee’s independent advisor in August

•  a preliminary assessment of the President and CEO’s performance was reviewed at the June board meeting and the October meeting of the committee, initiating early discussions on President and CEO and other executives’ pay for 2021, with a final assessment and decisions made at the November 2021 meeting

Management proxy circular	65

•  an update on the stakeholder engagement program was presented to the board in June and October

•  compensation targets for the named executives for fiscal 2022 were reviewed and approved at the October and November meetings

•  2021 total direct compensation for named executives was approved at the November board meeting following discussion with the committee and the risk committee, the committee’s independent advisor, and representation from the CRO and CFO in respect of the bank’s performance.

Scotiabank’s achievements this year

Scotiabank delivered adjusted net income1 of $10,169 million in 2021 compared to $6,961 million in the prior year. Adjusted earnings per share (EPS)1 increased to $7.87 in 2021 compared to $5.36 in the prior year, with adjusted return on equity (ROE)1 also increasing to 15.0% from 10.4%. Scotiabank employees’ ongoing resilience and continued commitment to our customers, employees, shareholders and other stakeholders enabled solid results from all of our operating segments, reflecting the benefits of a well-diversified business model.

We stayed true to our strategic priorities of Customers First, Winning Team and Lead in the Americas in a time of uncertainty by:

Customers First

•  deferring more than $120 billion of customer balances, to support customers across our footprint during the COVID-19 pandemic

•  achieving significant progress on our digital strategy across key markets, appearing as a Digital Leader for the first time since the launch of Autonomous Research’s annual survey: one of 16 banks (and the only Canadian bank) in the “Sweet Spot – Long Term Winners” quadrant

•  remaining committed to delivering an exceptional experience across all banking platforms and contributing to a strong net promotor score and customer score of 115%

•  investing in our branches, contact centres, and digital platforms to better serve our customers. Notable programs include Advice+ in Canada , 100% digital plans in Chile and the launch of ScotiaPay in our international footprint.

Winning Team

•  maintaining strong employee engagement with an all-bank score of 88%, up 4% from 2020, through an entire year of COVID-19 restrictions and remote work, with extensive measures to ensure the safety and wellbeing of employees including access to medical support and advice

•  building a team that is highly attuned to the needs of our customers, and who represents the diverse communities that we serve

•  launching an Enterprise Risk Culture Survey to employees globally to understand where the bank is today and how we can improve for the future. We were the first of our Canadian peers to do so and we were pleased with the results

•  renewing the bank’s five-year diversity, equity and inclusion goals, with a focus on people who identify as Black, Indigenous Peoples, visible minorities, people with disabilities and women.

Lead in the Americas

•  meeting or exceeding all of our medium-term objectives of EPS growth, return on equity, operating leverage, and capital ratios

•  focusing on gaining scale in our core markets and businesses has provided us with optionality, and we have delivered solid growth. Our diversified business model has shown resilience through the pandemic, and the bank is well positioned to achieve its full earnings power

•  issuing an inaugural USD 1 billion 3-year Sustainability Bond offering, the largest issued by a Canadian financial or corporate entity at the time of issue. The net proceeds from the Sustainability Bond offering will be used to fund the financing or refinancing, in whole or in part, of eligible green and/or social assets, businesses or projects that meet the Scotiabank Sustainable Bond Framework Eligibility Criteria, including The Scotiabank Women InitiativeTM.

Scotiabank has been externally recognized for its leadership, including for our social responsibility initiatives in support of our commitments to making a positive impact and creating better communities for every future. Among key recognition received, most notably, the bank has been:

•  named Bank of the Year in Canada by The Banker magazine recognizing our innovative efforts to support vulnerable customers during COVID-19, our ESG strategy and Sustainable Finance work, and the launch of Advice+

•  awarded Best Private Bank for Canada, and globally, the Best Private Bank for Net Worth Individuals ($1 million to $25 million) by Global Finance ‘Best Private Bank’ award in 2022

[1]

The 2021 financial results and performance measures are on an adjusted basis, and are non-GAAP measures. Non-GAAP measures are not defined under Generally Accepted Accounting Principles (GAAP). Please refer to pages 17-25 of the 2021 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein.

66	Scotiabank

EXECUTIVE COMPENSATION

• credited with a number of external industry-leading awards in 2021 that reflect our ongoing commitment to delivering for our customers:

•  the bank was the Winner of the J.D. Power 2021 Canada Online Banking Satisfaction Study, and J.D. Power 2021 Credit Card Mobile App Satisfaction study

•  Tangerine was the Winner of the J.D. Power 2021 Canada Retail Banking Satisfaction Study award for Highest in Customer Satisfaction among Midsize Retail Banks

•  Scotia Global Asset Management’s investment teams were recognized with 41 awards at the annual FundGrade A+ Awards, more than any other bank-owned independent fund

•  Scotia Global Asset Management’s investment teams were recognized with an industry-leading number of individual mutual fund and ETF awards at the 2020 Refinitiv Lipper Fund Awards.

• recognized for our strong employee engagement score of 88% where:

•  the bank ranked in the Qualtrics Top 10% Financial Services benchmark, alongside some of the world’s leading financial institutions

•  Great Place to Work named Scotiabank LATAM’s #6 Workplace, up from #15 last year, with Best Workplace awarded to Canada, Peru, Chile, Caribbean and Central America, Dominican Republic, Costa Rica, Uruguay, and Panama

•  the bank was named one of Canada’s Best Employers by Forbes, Canada’s Top Employers for Young People, and a LinkedIn Top Company in Canada and Mexico

• named by The Banker magazine as the Most Innovative in Data as part of the Innovation in Global Digital Banking Awards 2021, highlighting the strength of our innovative data strategy

• acknowledged for our accomplishments on ESG matters, where the bank was:

•  recognized for Outstanding Leadership in Sustainability Transparency in the inaugural Global Finance Sustainable Finance Awards

•  named to the Dow Jones Sustainability Index North America for the fourth consecutive year and ranked in the top 8% of participating financial institutions from around the world. Achieved top 1% in corporate governance among financial institutions globally and awarded a top score on anti-crime policy, environmental reporting, and risk and crisis management

•  named on Refinitiv’s 2021 global list of Top 25 Most Diverse and Inclusive Companies

•  recognized for executive gender diversity on the 2021 Report on Business Women Lead Here list

•  rated “AAA” from MSCI, where MSCI’s ESG Rating is designed to measure a company’s resilience to long term, industry material ESG risks; this is the highest ESG grade from MSCI and is held by only 2% of banks globally and Scotiabank is the only Canadian bank to achieve a “AAA” rating.

Historical performance context and target-setting

As detailed below, the bank has made certain key decisions over the last several years to strategically reposition the bank by refocusing the international portfolio, divesting certain businesses and exiting certain countries, and expanding the bank’s wealth business as well as our banking operations in Chile. We have also increased our investment in regulatory infrastructure while investing significantly in our digital transformation. These decisions have come with both financial and short-term impacts, but we believe will yield longer-term benefits for the bank and our shareholders. The performance of the bank should be considered within the context of this strategic repositioning program.

The program consisted of acquisitions, divestitures, business integrations and new partnerships that have repositioned the bank, resulting in a sharper geographic focus, and stronger long-term risk-adjusted earnings and growth potential. Since 2013, the bank has exited 25 unrated or sub-investment grade countries and eight non-core businesses. In addition, in 2018, the bank embarked on an ambitious strategy to redeploy approximately $7 billion of capital from non-investment grade or unrated countries (e.g., El Salvador, Thailand, Puerto Rico) to more stable, investment grade countries (including Canada and Chile), while also investing significantly in our digital transformation. Acquisitions were completed in line with our long-term strategy – two in Global Wealth Management in Canada, and one in International Banking in Chile, while divesting profitable operations that were either sub-scale or lacked sufficient growth prospects and, as such, were unlikely to produce acceptable risk-adjusted returns. In aggregate, our International Banking division divested businesses through the restructuring period that generated annualized earnings of approximately $660 million. Despite the adverse impact on earnings and short-term shareholder returns, we strongly believe the corporate actions taken since 2018 were the right decisions for the long-term success of the bank.

The bank uses an integrated approach to plan target-setting, informed by a broad range of inputs, both internal and external. The process is informed by the macroeconomic outlook, approved risk appetite (credit, market, operational, reputational, conduct and other risks) for our businesses, strategic objectives and deliverables, and includes testing under various scenarios.

Our financial performance targets reflect the bank’s decisive repositioning efforts which clearly contributed to our pandemic resiliency but also established a new base of higher quality earnings from which to grow. The bank is well on its way to replacing the earnings associated with the divested businesses as a result of the wealth acquisitions and organic growth initiatives across the bank’s four diverse business lines.

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Our 2021 earnings targets1, set in November 2020, were viewed at the time as appropriately aggressive in the context of the unprecedented uncertainty of the operating environment due to the global pandemic. The 2021 net income attributable to common shareholders (NIACS) target of $7.4 billion represented a 12% increase from the prior year and was in excess of the analyst forecasts at the time and the bank’s medium-term objectives. The 2021 operating leverage1 target was set at -1.1%, in line with industry forecasts, reflecting normalization of capital markets revenue and the impact of interest rate reductions.

2021 all-bank business performance factor (BPF)

Our executive compensation decision-making process begins with an established formula that is rigorously tested to ensure it delivers sound outcomes under a range of performance scenarios. However, as referenced above, we believe shareholders are best served by the committee applying sound judgment to final compensation outcomes, including making thoughtful decisions to adjust the inputs to the BPF calculation and payouts up or down when appropriate. We believe the consideration of discretion is even more important in times like these of continuing complexity and uncertainty. This year, the committee considered a holistic perspective of the bank’s performance when making its decisions, taking into account not only our financial, customer, strategic and operational results, but also the impact of an economic environment that has rebounded faster than expected relative to internal and external forecasts when our targets were set, as well as our performance relative to peers.

The process steps and inputs summarized below and detailed in full on page 95 explain how we determined the 2021 all-bank business performance factor (BPF) of 114 (recalibrated to 107 for the President and CEO due to the lower cap and flatter payout curve applied to his total variable compensation versus other named executives).

Calculated business performance factor

For compensation purposes, 2021 results were above target on all measures. Our 2021 targets were set in November 2020; since that time, the operating environment has exceeded internal and external forecasts, but the economic recovery has unfolded at different rates across our geographic footprint.

When determining the calculated all-bank business performance factor for compensation purposes, the committee made a material adjustment to NIACS and operating leverage by applying negative discretion to offset the favourable impacts on performance from lower-than-expected provisions for credit losses as well as pandemic-related costs and from the restructuring and other provisions announced, as illustrated below.

	2021 target[1]	2021 performance[1]	For compensation purposes
Net income attributable to common shareholders ($ million)	$7,426	$9,595	$8,495
Operating leverage	-1.1%	1.5%	0.1%
Customer	100	116	116
Calculated business performance factor			127
1.

2021 target and performance metrics are on an adjusted basis, and are non-GAAP measures. Please refer to pages 17-25 of the 2021 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein.

Based on our performance for compensation purposes against the NIACS and operating leverage targets and the customer metric, the preliminary calculated BPF was 127. To ensure that the BPF reflected a holistic perspective of the bank’s performance, the committee further reviewed the preliminary calculated BPF and performance of the bank through the following steps, resulting in the final approved business performance factor for 2021 of 114 for NEOs.

Strategic and operational modifier

A strategic and operational modifier was introduced as part of the BPF determination in 2021 which, together with the core financial and customer metrics, provides a holistic assessment of the bank’s performance. The committee considered the bank’s performance against a scorecard of 2021 strategic and operational objectives, including specific achievements in advancing positive ESG outcomes for our customers, employees, communities and other stakeholders including, but not limited to:

•  realizing strong employee engagement scores, increasing the depth and diversity of succession plans and maintaining a strong culture index score

•  ensuring the bank continues to be well capitalized, liquid and stably funded, despite elimination of central bank extraordinary funding programs

•  achieving a high proportion of satisfactory regulatory and audit reviews, strong performance against the bank’s risk appetite, effective and timely management of audit issues, and a project execution risk score, which measures time, cost and scope of strategic projects, within targeted ranges

•  ensuring key information technology-related risk metrics remain within our risk appetite, enablement of remote working and technology modernization progression

•  continuing to execute the bank’s strategic plan and tracking well on its key performance indicators (KPIs).

[1]	The 2021 earnings and operating leverage targets are on an adjusted basis, and are non-GAAP measures.

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EXECUTIVE COMPENSATION

Specific achievements in advancing positive ESG outcomes for our customers, employees, communities and other stakeholders include:

•  maintaining sharp focus on the bank’s five climate commitments, with 80% on track or completed, aimed at not only reducing the bank’s own environmental and carbon footprint, but also to redeploy capital, lending and investment decisions to help our customers with their low-carbon transition. The five climate commitments are:

1.	Mobilize $100 billion by 2025 to reduce the impacts of climate change
2.	Ensure robust climate-related governance and reporting
3.	Enhance integration of climate risk assessments in lending, financing and investing activities
4.	Deploy innovative solutions to decarbonize operations
5.	Establish a Climate Change Centre of Excellence to mobilize collaboration, dialogue and information-sharing and contribute to the global conversation on climate change

•  increased focus on addressing racial inequality including meeting set gender representation targets at the vice president level and above and tracking towards specific Black, Indigenous and People of Colour (BIPOC) representation and disability inclusiveness targets by 2025

•  continuing to be recognized for our sustainability efforts, ranking in the top 8% of banks globally by the Dow Jones Sustainability Index.

On balance, the committee considered that the strategic deliverables and operational targets were achieved in aggregate and no adjustment to the BPF was considered necessary to be made on this basis.

Application of committee discretion

Given the volatility and uncertainty created by the ongoing pandemic, the committee considered it important to discuss and review the preliminary calculated BPF score of 127 within the macro context of the operating environment enabling stronger than expected underlying business results, although with economic recovery unfolding at different rates across our footprint. After reviewing data in relation to the macro-economic environment and comparing the economic outlook and indicators from the beginning of the fiscal year to those at the end of the fiscal year and the assumptions which informed the target-setting, the committee deemed it appropriate to apply its judgment and make a further -5 reduction to the preliminary calculated BPF in consideration of the more favourable operating environment and in the context of target-setting.

Relative performance adjustment

Finally, as part of our established process for calculating the BPF, the committee assessed our performance relative to peers. The relative performance adjustment is first evaluated based on a quantitative assessment of financial performance relative to peers, with a further qualitative assessment based on broader relative performance considerations. The quantitative financial assessment resulted in a relative performance adjustment of -1. However, as a result of its qualitative assessment, the committee applied a further -7 reduction to the relative performance adjustment, taking it from the calculated -1 to -8, to reflect the shareholder experience relative to our peers.

Risk assessment

Each year, the committee reviews a risk assessment jointly with the risk committee and the Chief Risk Officer and assesses the appropriateness of the business performance factor. The Chief Risk Officer led a review of risk-related considerations separate from the mechanisms already embedded in the plans and concluded that the bank had operated within its risk appetite. As such, there was no additional adjustment for risk.

Summary of BPF decision

After assessing the bank’s performance against the BPF structure and applying discretion in consideration of the operating environment and the relative performance adjustment, the final business performance factor for 2021 is 114 for the NEOs. The business performance factor is described in more detail on page 95.

BPF Component	Assessment	Resulting BPF

Financial and customer metrics	Applied negative discretion to NIACS and operating leverage to offset favourable impacts on performance from lower- than-expected provisions for credit losses, pandemic-related costs, restructuring and other provisions announced	127

Strategic and operational scorecard	0	127

Discretionary adjustment	-5	122

Relative performance (quantitative assessment)	-1	121

Relative performance (qualitative assessment)	-7	114

Risk adjustment	0	114

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President and CEO performance and compensation

Notable aspects of Mr. Porter’s performance in fiscal 2021 include:

•  record earnings on a more sustained basis from high-priority businesses, particularly Global Wealth Management, Canadian Banking and Global Banking and Markets, which validates the benefits of the significant investment made in these businesses over the last few years

•  engagement with policy makers, customers, shareholders, government officials and regulators

•  extensive engagement with the global executive team and focus on the bank’s strategic pillars of Customers First, Winning Team, and Lead in the Americas

•  developing and supporting renewed five-year diversity, equity and inclusion targets which are designed to facilitate positive change in the communities in which we live and work

•  developing and coaching talent within the bank’s senior leadership team

•  working to build a more sustainable business and create a more sustainable future for our customers, employees, communities, other stakeholders and the natural environment.

Prior to 2018, the President and CEO received a separately determined annual incentive and mid- and long- term incentive award. Since 2018, the committee determines an annual total variable compensation (TVC) target for the President and CEO, which effectively combined his former annual incentive and mid- and long-term incentive targets. The final TVC award is then split into predetermined cash and equity portions, with the equity portion delivered in the form of awards granted under our mid- and long-term incentive plans. The TVC approach was implemented to create greater pay-for-performance alignment, by applying the business performance factor to the entire TVC target (encompassing the annual, mid- and long-term incentives), versus only the annual incentive under the approach followed prior to 2018 (where the BPF was only applied to the annual incentive plan with the mid- and long-term incentives determined independently). However, to recognize that a much greater proportion of the President and CEO’s total compensation is now subject to the business performance factor than the other named executives, it was concluded that the BPF should have a flatter payout curve above target and a lower cap of 125 for the President and CEO versus the other named executives, in order to limit the upside potential of awards above target. This flatter payout curve has the effect that, for a BPF above 100 the impact is halved for the President and CEO such that if the BPF is 120 for the other named executives, it is 110 for the President and CEO. However, if the BPF is 95 for the other named executives, it is also 95 for the President and CEO.

At year end, Mr. Porter’s performance is assessed on all-bank performance as measured against the three corporate performance metrics included in the BPF, and on his achievement of key strategic and organizational deliverables. The committee determines the compensation of the President and CEO taking into account the broader context of the bank’s performance, the shareholder experience and the external regulatory and economic environment.

In respect of individual performance for 2021, the board recognized Mr. Porter’s strong leadership and high level of individual performance during a complex year and his effective delivery of key strategic deliverables.

The BPF of 114 was determined by the committee to reflect a fair and accurate assessment of the bank’s overall performance, as well as the performance of its business lines and functions. As described above and in the total variable compensation (TVC) section on page 89, the portion of the BPF above 100 is halved for the President and CEO, resulting in a BPF applicable to Mr. Porter of 107.

Mr. Porter has successfully demonstrated vision and leadership of the bank’s strategic repositioning over the last number of years, including expanding the Global Wealth Management business while exiting over 20 businesses and markets. However, the President and CEO and the board also recognize that the bank’s valuation has been impacted by the differential impact of the pandemic and recent geopolitical events in key markets in International Banking, principally Peru, Mexico and Chile. The impact of these factors has preceded the realization of the benefits of the corporate actions taken. This has resulted in shareholder returns below that of our peers over this period. The repositioning is expected to benefit the bank commencing in 2022.

Based on the considerations outlined above, when determining the compensation for Mr. Porter, the board made a one-time adjustment to the 2021 total direct compensation that would be delivered by the application of the BPF of 107 and an individual performance factor of 107 in respect of his personal performance, reducing the total variable compensation by approximately 10% to recognize the sustained medium-term shareholder experience. With the application of this adjustment, the board awarded Mr. Porter total direct compensation of $11.363 million which is approximately $1.119 million below the total direct compensation that would be delivered by the application of the BPF and his personal performance, resulting in total direct compensation which is 97% of his target for 2021.

Target total variable compensation (TVC) award	$10,450,000

Business performance factor, weighted 60% (only one-half of the amount of the all-bank BPF that exceeds 100 applies to the President and CEO)	107

Individual performance factor, weighted 40%	107

Overall performance factor	107

Calculated TVC award (target TVC award multiplied by performance factor)	$11,181,500

One-time adjustment to recognize sustained medium-term shareholder experience	-10%

Final TVC award	$10,063,000

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EXECUTIVE COMPENSATION

	2021 target	2021 compensation	2020 compensation	2019 compensation
Total direct compensation	$11,750,000	$11,363,000	$9,869,000	$10,612,000
% variable	89%	89%	87%	88%

The compensation determination for our NEOs is described in more detail in the individual compensation summaries found on pages 100 to 106.

Performance share unit factor

The performance factor for our mid-term incentive that was granted in 2018 and vested in 2021, which is based on our three-year total shareholder return (TSR) and three-year average ROE, was 89 (or 11% below target). Our three-year TSR of 30.3% was below the median of our performance comparator group, while our three-year average ROE was above target. The committee reviewed these results and concluded that the calculated performance factor of 89 appropriately reflects the plan’s objective of aligning our executives’ deferred compensation with the shareholder experience. The factor reduced the number of units that vested in December 2021 by 11%, lowering the total return realized by executives.

Realized and realizable compensation

When outstanding equity awards – performance share units (PSUs) and stock options – are realized in the future, their value is fully aligned with the shareholder experience and reflects the success of the bank’s progress in key strategic areas. Variable compensation makes up 89% of the President and CEO’s package and the realized value fully reflects performance. The graph to the right illustrates how the President and CEO’s actual realized and realizable compensation over the last five years tracks the bank’s total return to shareholders, demonstrating pay for performance over time.

Executive pay and ESG

The committee recognizes the importance of ESG factors in evaluating the bank’s performance and determining executive variable incentive awards. ESG metrics such as our customer score, employee engagement, culture, diversity, equity and inclusion, and strong governance are included in the business performance factor and/or executives’ individual performance objectives and strategic deliverables, including a new performance objective to deliver a concrete net-zero plan that includes interim 2030 targets, timelines, and transparent reporting in accordance with our Net-Zero Banking Alliance commitments.

A wider set of measures were also introduced in 2021 as part of a new, comprehensive strategic and operational assessment of the bank’s performance, including the bank’s progress against a variety of ESG goals as detailed above. Looking ahead to 2022 and beyond, the committee has agreed on a roadmap to increase our focus on ESG factors in evaluating the bank’s performance and determining executive variable incentive awards. For 2022, ESG-related metrics will form a discrete section of the bank’s strategic and operational scorecard, to allow for more explicit evaluation of the bank’s progress against key ESG objectives. As the bank builds experience and strengthens its approach to identifying appropriate metrics, setting targets and tracking progress in areas of ESG over the next number of years, we will consider introducing an ESG metric as a weighted component of the business performance factor in order that ESG may play a more prominent role in determining our senior executives’ total variable compensation.

On behalf of the human capital and compensation committee, I encourage you to take some time to read the compensation discussion and analysis and invite you to vote on our approach to executive compensation at this year’s annual meeting. As always, we welcome your feedback, comments and questions at executive.compensation@scotiabank.com.

Sincerely,

Scott Thomson

Chair of the human capital and compensation committee

Management proxy circular	71

Important things to know

We review the executive compensation program every year as part of our commitment to continuous improvement and refine it as appropriate to align more closely with our strategic objectives, and our focus on building shareholder value, mitigating risk and improving competitiveness. Our program reflects best practices and the feedback we hear from our many stakeholders, including our shareholders.

WE ARE COMMITTED TO BEST PRACTICES

Below, we describe our executive compensation governance practices which are reviewed on an ongoing basis for alignment with shareholder interests. Each year, the committee reviews our practices against changing regulations and emerging best practices. The board approves the committee’s charter annually, including any enhancements to our processes and standards.

2021 Incentive plan changes

The committee approved changes to the 2021 executive total variable compensation program to include the consideration of strategic and operational objectives and ESG considerations, in addition to the existing financial and customer metrics, as well as to streamline the profitability metrics used to determine incentive awards and payouts.

Effective 2021, ROE is no longer included in the business performance factor used as part of the determination of total variable compensation for senior executives but will continue to be used as a performance metric in our mid-term incentive plan. This change eliminates the overlap of ROE in both the annual and mid-term incentive programs. In addition, the EPS metric was replaced by net income attributable to common shareholders (NIACS) as the primary profitability measure, a simpler measure to focus our employees on and to align with market practice. The weightings shifted to 60% NIACS, 20% operating leverage and 20% customer. Furthermore, the bank’s performance against strategic and operational objectives are now evaluated each year by the committee to determine whether the business performance factor should be modified based on this assessment. You can read more about our executive total variable compensation program beginning on page 89.

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EXECUTIVE COMPENSATION

WHAT WE DO

Pay for performance

▶	executive compensation is mostly variable and not guaranteed

▶	executive compensation is aligned with both individual and bank performance over the short-, medium- and long-term

▶	a significant portion of executive compensation is long-term, and linked to individual and bank performance at the time of grant and vesting

▶	payouts will be reduced (including down to 0) when performance is significantly below expectations

▶	compensation recommendations are reviewed from a gender perspective, to satisfy ourselves that decision-making is free from bias

Align with Scotiabank strategy

▶	compensation is linked directly to our strategy, using financial and non-financial performance metrics, and absolute and relative performance metrics

▶	payouts under various scenarios are reviewed when determining performance metrics for our incentive plans

▶	we require executives to have an ownership stake in Scotiabank, and our most senior executives are required to maintain their holdings for a period of time after they retire

Risk management

▶	we will claw back or require forfeiture of awards in situations of fraud, misconduct, inappropriate risk-taking or material misstatement of our financial results

▶	pay decisions are made within our risk appetite, considering projected capital ratios

▶	we cap payouts from our incentive plans

▶	we have double-trigger change-of-control provisions in our equity plans, requiring both a change of control and termination before any accelerated vesting of awards

▶	we have minimum deferral requirements for employees who have a material impact on risk

▶	compensation for control functions is tied to overall bank performance and not to the performance of the business line they support

▶	we have tools and processes to adjust compensation for risk and misconduct, if any, including an annual risk assessment by the Chief Risk Officer of incentive plan pools and payouts

▶	we have a compensation review committee, supported by local conduct committees in our major regions, to conduct ongoing risk and conduct reviews and determine adjustments to compensation where appropriate

Strong and effective compensation governance

▶	our board has discretion to adjust incentive awards and payouts based on performance and risk outcomes

▶	we have a qualified, experienced and independent human capital and compensation committee that uses an independent advisor

▶	our human capital and compensation committee meets jointly with the risk committee to review all key elements of our material incentive plans

▶	both horizontal and vertical pay analyses are considered when determining the President and CEO’s compensation for the year

▶	shareholders have a “say on pay” and we engage in discussion with stakeholders

▶	there is an independent review of our compensation program and practices every year

X    WHAT WE DON’T DO

▶	we do not reprice stock options or grant stock options at a discount

▶	the structure of our executive compensation program does not encourage excessive risk-taking

▶	we do not have individual change-of-control agreements

▶	we do not benchmark ourselves against companies in more highly remunerated countries, like the U.S. for example, and likewise, we do not include Canadian financial institutions that are not comparable to us in terms of business mix, revenue, net income, market capitalization and number of employees

No hedging nor assignment

▶	executives are not permitted to use hedging to undermine the risk alignment in our compensation plans

▶	executives are not allowed to assign, pledge, or transfer their equity-based awards

No guarantees

▶	we do not guarantee a minimum level of vesting in our performance share unit plan

▶	we do not have employment agreements with multi-year guarantees

Management proxy circular	73

Compensation discussion and analysis

1. Strategy

We are committed to delivering strong, consistent and predictable earnings to our shareholders over the mid to long term. The bank has demonstrated considerable operational resilience and strength over the past year, due in large measure to our multi-year effort to strategically reposition the bank, and to build scale. The bank’s repositioning program is largely complete – since 2013, we have exited 25 unrated or sub-investment grade countries and eight non-core businesses. Had we not exited some of these jurisdictions, our performance during this period and our outlook would be far less positive. The bank is now well diversified with four strong business lines, and strong balance sheet metrics that positions us well for sustainable future growth.

In 2021, the bank exceeded its medium-term objectives of EPS growth, ROE, operating leverage and capital ratios. We are confident that the recovery in the International Banking segment, while delayed, will rebound over the coming quarters. Business and retail secured lending is leading the recovery and is playing out as expected across the business lines. We are particularly pleased with the performance in our Global Banking and Markets and Global Wealth Management segments, which validates the benefits of the significant investments we made in these businesses over the last few years.

The bank remains committed to its long-term strategic agenda, against which our business lines and corporate functions are all well-aligned. Our strategy is supported by three core pillars: putting our Customers First; having a Winning Team; and Leading in the Americas. Progress highlights from each area are listed below:

•  Customers First: Our primary purpose as a bank is to meet the needs of our current and future customers. We do that by providing exceptional advice, a great banking experience, and by standing by our customers in both good and challenging times. As we have seen over the course of the pandemic, and now into the recovery period, our support has been critically important to our customers, and we have forged stronger, deeper relationships with them as a result. In total, during the COVID-19 pandemic, we deferred more than $120 billion of customer balances, across our footprint. We were recognized with several external industry-leading awards in 2021 that reflect our ongoing commitment to delivering for our customers, notably: for the second year in a row, Scotiabank was named Bank of the Year in Canada by The Banker magazine and Scotiabank was the Winner of the J.D. Power 2021 Canada Online Banking Satisfaction Study award for Highest in Customer Satisfaction with Online Banking, as well the Winner of the J.D. Power 2021 Canada Credit Card Mobile App Satisfaction Study award for Highest in Customer Satisfaction with Credit Card Apps. Significant progress has been achieved on our digital strategy across key markets. We were recognized as Most Innovative in Data by The Banker magazine as part of the Innovation in Global Digital Banking Awards 2021. Our internal transactional net promoter score is improving in all countries and returning to pre-pandemic levels. We are on track to exceed year-end targets. Improved customer satisfaction is a clear indication that our considerable investments in people, processes, and technology are working.

•  Winning Team: We are building winning teams committed to results in a purpose-driven, inclusive and high-performing culture. This approach extends across the full talent life cycle, starting with our global talent attraction and acquisition. Our performance development practices enable individual, team and business performance through transparent, ongoing coaching and feedback and focus on growth, retention and engagement. To foster continuous learning, we offer virtual, on demand, in-house and curated professional development. In 2021, we invested $66.3 million in employee training and development. We also view diversity as a competitive advantage, and we want to contribute to the removal of barriers to inclusion within our bank and throughout society. For the second year, the bank is running an Employee Diversity Survey to help us understand the diverse makeup of our winning team so that we can foster an environment that is safe, accessible, and reflective of all communities. In recognition of the way that our employees feel about working and belonging at Scotiabank, we were also pleased to have been named a Best Workplace by Great Place to Work in countries across our footprint in 2021, including in Canada and Latin America. Great Place to Work also named us a Best Workplace for Women in Canada. Additionally, the bank was named to Refinitiv’s 2021 global list of Top 25 Most Diverse and Inclusive Companies, receiving this recognition for the fourth year in a row. The bank has built strong momentum, as a result of our considerable investments in our people, processes, technology, and products. Our investments will continue to serve as a key differentiator for us in terms of our ability to attract high quality talent.

•  Leading in the Americas: We have substantially progressed our key structural investments at the bank to simplify the customer experience, maintain customer trust by operating at, and investing in, the highest level of standards for security, stability and operational excellence, and enhancing the customer relationship with our digital tools. We take our role in society seriously and are proud of the ways in which we have advocated for, and facilitated, positive change in the communities in which we live and work. We have provided our expertise on several policy matters, including financial relief for Canadians, productivity and economic resilience, childcare and support for working mothers, vaccination and return to office, amongst others. We launched ScotiaRise in January 2021 and plan to invest $500 million in our communities over the next ten years.

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EXECUTIVE COMPENSATION

Our compensation strategy

Our executive compensation strategy supports our goal of delivering strong, consistent and predictable results to shareholders over the longer term. We pay for performance, with a strong emphasis on variable incentive compensation.

Our compensation program is built with five goals in mind:

REINFORCING ACCOUNTABILITY

by clearly aligning compensation with individual and corporate performance

Most of what we pay our executives is awarded as variable compensation tied to short-, medium- and long-term performance and is not guaranteed.

We set performance ranges for total variable compensation so that executives earn more when performance is strong and less when performance is down. The aggregate total variable compensation is funded by bank performance (both absolute and relative to our peers). Each executive’s performance factor determines the amount of the total variable compensation paid to each executive and is a combination of the business performance factor and an individual performance factor.

Compensation mix

The committee establishes a target compensation mix for each executive based on three criteria:

•   the executive’s ability to affect results over the longer term – more senior roles have a higher percentage allocated to mid- and long-term incentives, which are equity-based and linked to longer-term performance

•  market practice for similar positions in our compensation comparator group

•   regulatory requirements to defer incentive awards.

Management proxy circular	75

Deferred compensation at risk

At least eighty percent (80%) of deferred variable compensation is fully at risk, either directly through a formula or through application of discretion by the board to adjust the calculated performance factor.

SUPPORTING OUR STRATEGY

by assessing performance for compensation purposes against the same financial and non-financial metrics we use to drive performance for our shareholders

We link executive compensation directly to our strategy by incorporating key performance indicators into our total variable compensation. Several of the indicators specifically align to our focus priorities.

Absolute performance is measured against the objectives in our business plan. Relative performance is measured compared to our performance comparator group.

ROE measures how efficiently we earn profits on behalf of our shareholders and is included in the PSU performance factor to focus our executives on increasing shareholder value over the medium and long term.

A wider set of measures were introduced in 2021 as part of a new, comprehensive strategic and operational assessment of the bank’s performance, including the bank’s progress against a variety of ESG goals, including: progress against the bank’s five climate commitments, addressing racial inequality and other sustainability efforts.

Operating leverage and ROE are not defined terms under generally accepted accounting principles (GAAP) and may not be comparable to similar terms used by other financial institutions (see page 120).

Pay at Risk: 80% of deferred variable compensation is awarded in performance share units (PSUs). The PSU payout factor range is
0% to 125%, based on a formula described on page 93 and subject to final board determination

Time vesting: 20% of deferred variable compensation is awarded in stock options

Key performance indicators	How they are used in our incentive plans	How they support our strategy

Financial metrics

Net income attributable to common shareholders (NIACS)	• absolute performance • adjustment factor for relative performance, using net income growth	increase shareholder value by increasing earnings

Operating leverage	• absolute performance • adjustment factor for relative performance	reduce structural costs by measuring the difference between our growth in revenue and growth in expenses

Return on equity	• absolute performance	increase shareholder value

Revenue	• adjustment factor for relative performance using revenue growth	increase shareholder value by creating and growing new business relative to our peers

Earnings per share (EPS)	• adjustment factor for relative performance using cash EPS growth	Increase shareholder value by increasing earnings relative to our peers

Total shareholder return	• relative performance	increase shareholder value by measuring our share performance compared to our peers

Non-financial metrics

Customer	• absolute and relative performance	focus on customers by measuring customer advocacy and their likelihood to recommend us. We use Net Promoter System (NPS) to measure customer advocacy and reinforce sustainment of positive customer experiences

Strategic and operational objectives	• adjustment factor in consideration of other measures beyond the core financial and customer metrics	focus on performance against defined objectives in the areas of culture and leadership, balance sheet management/quality of earnings, strengthening the core, and risk and regulatory governance, and ESG, which reflect a holistic view of the bank’s performance

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EXECUTIVE PAY AND ESG METRICS

•   New for 2021, we introduced the strategic and operational modifier determined within a range of -10% points to +10% points and applied to the all-bank calculated business performance factor which includes, amongst other metrics, specific measures and performance indicators related to ESG

•   The all-bank BPF also includes a customer experience metric, reflecting our focus on our customers

•   We have an individual objective for all employees of upholding a sound risk culture that is considered when assessing individual performance and determining compensation

•   Other ESG-related objectives, such as employee engagement, culture, diversity and inclusion, form part of the strategic deliverables of the President and CEO and other NEOs and are considered when individual compensation decisions are made

We continue to review opportunities to reflect the importance of ESG objectives in our compensation programs. Looking ahead to 2022 and beyond, the committee has agreed on a roadmap to increase our focus on ESG factors in evaluating the bank’s performance and determining executive variable incentive awards. For 2022, ESG-related metrics will form a discrete section of the bank’s strategic and operational scorecard, to allow for more explicit evaluation of the bank’s progress against key ESG objectives. As the bank builds experience and strengthens its approach to identifying appropriate metrics, setting targets and tracking progress in areas of ESG over the next number of years, we will consider introducing an ESG metric as a weighted component of the business performance factor in order that ESG may play a more prominent role in determining our senior executives’ total variable compensation.

EMPHASIZING THE LONG TERM

by paying compensation out over time

A key aspect of our executive compensation design is that a significant portion of executive compensation is deferred and aligned with shareholder experience as it is determined based on our total shareholder return. We believe that having a longer-term personal investment in the bank aligns the interests of executives and shareholders, encourages our executives to make decisions that increase shareholder value over time and, at the same time, discourages them from taking undue and excessive risks.

The ultimate value of our long-term incentive awards depends on our long-term performance. The largest portion of executive compensation is equity-based, which vests and pays out over three to 10 years. Executives can also choose to defer some or all of the cash portion of their total variable compensation award by taking it as deferred stock units (DSUs), which they must hold until they leave the bank.

Management proxy circular	77

Share ownership requirements

We require our executives to hold equity in the bank to make sure their interests are aligned with those of shareholders. Share ownership requirements vary by level, and our most senior executives must maintain their ownership for a period of time after they retire. First-time appointed executives have five years to meet their initial share ownership requirements; upon promotion to a more senior level, the executive has three years to meet their new additional holding requirement. Common shares, outstanding DSUs, PSUs and holdings through our Employee Share Ownership Plan (ESOP) all count towards meeting the requirement.

Share ownership requirement

CEO	8x base salary – must hold for two years after retirement

Group heads	5x base salary – must hold for one year after retirement

Group heads, Global Banking and Markets	2x total cash compensation (base salary plus cash incentives) – must hold for one year after retirement

Executive vice presidents and Global Banking and Markets senior leaders	3x base salary

Senior vice presidents, vice presidents and managing directors	1x to 2x base salary

ATTRACTING AND RETAINING EXECUTIVE TALENT

by making sure compensation is competitive and aligned with our strategy

Our programs are designed to attract, retain and motivate high-calibre executives to achieve our goals. We benchmark our compensation and performance against companies we compete with for executive talent and capital, and that are comparable to us in business mix, revenue, net income, market capitalization and number of employees.

Our primary compensation comparator group comprises Canada’s eight largest financial institutions: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, TD Bank, National Bank, Manulife Financial, Sun Life Financial and Great-West Lifeco. These eight companies are in the same or similar industry as our bank, and are of similar size, scope and complexity. We do not include companies in more highly remunerated countries, like the U.S., for example, in our compensation comparator group and, likewise, we do not include Canadian financial institutions that are not comparable to us in terms of business mix, revenue, net income, market capitalization and number of employees.

We benchmark target total compensation for executives against these companies using data provided by Korn Ferry Hay Group, an external consulting firm. Benchmarking is based on roles, taking into consideration the scope and relative complexity of the role in relation to the comparator group, as well as the executive’s development in the role, and includes salary, incentive awards, total compensation and compensation mix. This information is considered during our compensation decision-making process. Our performance comparator group, which we use to assess relative performance in our mid-term incentive plan, comprises Canada’s largest banks: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, TD Bank, and National Bank. The table below includes information from public disclosure filings as of October 31, 2021 for banks and September 30, 2021 for insurance companies.

Comparator groups			Compensation comparator group[1]

	Compensation comparator group	Performance comparator group
Bank of Montreal	✓	✓
Canadian Imperial Bank of Commerce	✓	✓
Royal Bank of Canada	✓	✓
TD Bank	✓	✓
National Bank	✓	✓
Manulife Financial	✓
Sun Life Financial	✓
Great-West Lifeco	✓

1. Revenue and net income figures exclude one-time items as reported by the respective financial institution.

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EXECUTIVE COMPENSATION

ENSURING PRUDENT COMPENSATION RISK MANAGEMENT

by balancing risk and reward in our compensation structure and ensuring our programs do not encourage excessive risk-taking

Our compensation programs are guided by the FSB’s Principles for Sound Compensation Practices and Implementation Standards and Supplementary Guidance (FSB Guidelines), which have been adopted by our primary regulator, OSFI, and other applicable regulatory guidance. A key objective of the FSB Guidelines is ensuring that compensation programs, policies and practices align with effective risk management to enhance the stability and soundness of the international financial system and to protect against excessive risk-taking.

The table below sets out how our compensation program and governance framework align with key elements of the FSB Guidelines, including how risk management is integrated into our compensation process. Please also see page 34 for information on our risk management framework, page 83 for more about compensation risk oversight, and page 84 for our key compensation policies.

FSB guidelines	Our alignment

Our board exercises good stewardship to ensure our compensation program works in harmony with our other practices that balance risk and support a strong risk culture

Principle 1 Board oversees the compensation program design and operations

▶  Our independent human capital and compensation committee is responsible for the bank’s compensation programs. The committee includes members with extensive governance and risk management experience, and it retains an independent advisor for compensation matters.

▶  The committee approves and/or recommends to the board for approval compensation principles, policies, and programs, including total payouts and vesting under material incentive plans, equity grants and compensation for our material risk takers, as well as appropriate risk adjustments to ensure our incentive pool funding aligns with our risk appetite framework.

▶  Our board has discretion to adjust aggregate deferred compensation awards, or the amounts paid to individuals, and can choose to reduce the payout value of PSU awards, based on its assessment of performance and risk outcomes over the performance period, including to zero.

Principle 2 Board monitors and reviews the compensation program to ensure it is operating as intended

▶  The human capital and compensation committee meets jointly with the risk committee to review risks associated with our material compensation plans.

▶  The Chief Risk Officer updates the human capital and compensation and risk committees on any risk-related incidents and performance against our risk appetite framework for purposes of making compensation decisions, including an assessment of risk-related considerations separate from the mechanisms in our incentive plans.

▶  Our internal audit department conducts an annual review of our compensation practices and major compensation plans for compliance against FSB Guidelines and reports back to the committee.

Principle 3 Control function employees are compensated in a manner independent of the business areas they oversee

▶  Control function employees have a direct reporting line through the functions to ensure conflicts are avoided and information is escalated.

▶  Management in control functions has day-to-day responsibility and ultimate accountability for their employees, including hiring decisions, performance appraisals and compensation.

▶  Compensation for employees in control and stewardship functions (such as risk management, legal, compliance, finance, internal audit, anti-money laundering and human resources) is tied to overall bank performance and not to the performance of the business line they support. These employees participate in the bank’s overall program and are not included in any incentive program offered by the business line they support.

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FSB guidelines	Our alignment

Our compensation program takes into account the risks that employees take on behalf of the bank, including future risks and risk outcomes

Principle 4 Compensation is adjusted for all types of risk

▶  We manage risk by ensuring that performance objectives – for the bank overall, by business line, country and individual – can be accomplished within the bank’s risk appetite. Individual objectives are aligned with risk in each executive’s mandate, which includes their accountabilities for risk and compliance. Our clawback policy allows the bank to reduce or cancel incentive compensation that has already been awarded or granted, including variable incentives, if appropriate.

▶  To help ensure risk adjustments to incentive plans are appropriate, the Chief Risk Officer presents an assessment of risk considerations to the human capital and compensation and risk committees. Risk assessments take into consideration key metrics – such as credit, market, liquidity, capital, operational, and strategic risks – for the bank overall and for each business line. A risk dashboard, which includes both qualitative and quantitative criteria, allows for systematic review of risk considerations in the compensation plans. The dashboard is tied to our risk appetite framework, credit risk appetite and enterprise-wide risk management framework.

▶  Adherence to our business values, code of conduct, and risk and compliance-related policies is a key consideration for individual compensation awards. We have tools and processes that address the link between compensation, risk and conduct. For employees that have a material impact on risk, the compensation review committee looks at any material conduct issue to ensure there is an appropriate link between incentive compensation and risk including conduct risk that can result in harm to the bank, our customers, or other stakeholders.

Principle 5 Compensation outcomes are symmetric with performance and risk outcomes

▶  We pay for performance and risk outcomes, with a strong emphasis on variable incentive compensation especially at senior levels of the bank. Our most senior executives are focused on overall bank interests and performance. Our compensation program provides pay that varies based on the performance and risk outcomes of the bank as well as individual performance. When our goals are:

• met, we can expect our employees to be compensated in aggregate at market

• exceeded, we can expect our employees to receive compensation above market

• not met, we can expect our employees to be compensated below market.

▶  Final payout of PSUs is subject to the achievement of ROE and TSR measures and can range from 0% to 125% of the original award. There is no minimum guaranteed level of vesting, and our PSUs do not vest without board approval. The board may use its discretion to adjust the performance factor up or down when the calculated factor does not reflect overall bank performance or other relevant considerations, taking into account significant events and circumstances (such as a material downturn in financial performance, material failure in managing risk, or events outside of management’s control, etc.), including the possibility to reduce payouts to zero.

▶  As part of the Chief Risk Officer’s risk assessment, prudent valuations for capital adequacy are conducted to ensure we are appropriately managing our capital to produce shareholder returns. As each business line is allocated equity which reflects their respective economic capital, our capital adequacy assessment ensures our capital is adequate to meet current and future risk and achieve strategic objectives. These prudent valuations ensure business lines are being charged adequately for the risk inherent in their respective business, and feed into the determination of incentive pools. Potential risks affecting capital strength include concentration risk, off-balance sheet risk, liquidity risk, current and future capital needs and economic profit.

▶  Guaranteed incentive payments are discouraged, and multi-year guaranteed incentive awards are not permitted. One-time awards may be selectively provided to new-hire employees to compensate for deferred compensation foregone from a previous employer. These awards are subject to vesting that is generally no more favourable than the compensation foregone, contingent upon continuous employment and our share price in the future, and subject to our clawback policy.

Principle 6 Compensation payouts are sensitive to the time horizon of risk

▶  The proportion of mid- and long-term incentives typically increases as the time horizon and magnitude of risk an employee is responsible for increases.

•  For employees in material risk impact roles, at least 40% of their incentive compensation is deferred. At least 60% of incentive compensation for more senior executives and our most highly paid employees is deferred, subject to local market practices.

•  Equity-based compensation is generally deferred for at least three years, and any annual cash incentive taken as DSUs is deferred until the employee leaves the bank, subject to tax effectiveness or other legal limitations in countries outside Canada.

▶  We require executives to hold equity in Scotiabank to align their interests with those of our shareholders. Share ownership requirements vary by level, and senior executives must maintain their ownership for a period of time after they retire.

Principle 7 The mix of cash, equity and other forms of compensation is consistent with risk alignment

▶  Our compensation program is designed to align the behaviours of those executives and employees who can influence the bank’s risk position with our risk appetite. Total variable compensation is awarded based on a mix of annual, mid- and long-term performance and reflects our risk appetite. A substantial portion of incentive pay is delivered in mid- and long-term incentives, which are capped where appropriate to avoid excessive risk-taking. Further, all incentive compensation is subject to our clawback policy.

▶  Our anti-hedging policy prohibits employees from using hedging strategies or compensation-related insurance to circumvent the risk alignment effects of our compensation programs, and incentive awards cannot be assigned.

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2. Compensation governance

The board of directors is responsible for executive compensation at Scotiabank.

The human capital and compensation committee is responsible for our compensation program and practices and works in collaboration with the risk committee when making compensation decisions. It also receives advice from a qualified, independent third-party advisor.

SHAREHOLDERS
have a "say on pay"
ELECT
REPORTS
BOARD OF DIRECTORS
REPORTS
Risk Committee
works in collaboration with the human capital and compensation committee
CONSULTS
Human Capital and Compensation Committee of the Board
responsible for our compensation
ADVISES
Independent Advisor
REPORTS
Chief Risk Officer
reviews and reports on compensation and risk appetite, chairs the compensation review committee
Chief Auditor
carries out an independent review for the human capital and compensation committee and for OSFI
Compensation Review Committee
ensures an appropriate link between incentive compensation and risk for key employees
Human Capital Committee
responsible for our global human resources strategies and policies
ADVISE
External Advisors
Chief Financial Officer
provides updates to the human capital and compensation committee on the financial performance of the bank against the business performance metrics

ABOUT THE HUMAN CAPITAL AND COMPENSATION COMMITTEE

The committee has six independent directors and average committee tenure of 4.9 years. None of the members has ever been a Scotiabank executive. Effective November 1, 2020, Mr. Rovinescu joined the human capital and compensation committee.

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All committee members bring extensive experience, acquired through their management involvement in public and private companies and as seasoned directors. The table below lists the committee’s key skills for effective governance and oversight of our executive compensation program.

		Key skills and areas of expertise

	On the committee since

Scott Thomson (Chair)	2018	●	●			●	●	●

Nora Aufreiter	2016	●	●	●		●		●

Guillermo Babatz	2017	●			●			●

Una Power	2016	●	●	●	●	●		●

Aaron Regent	2014	●	●	●	●	●	●	●

Calin Rovinescu	2020	●	●	●	●	●	●	●

Independent advice

The committee gets advice from a qualified, third-party independent advisor about compensation matters to make sure its decisions are fair, balanced, and reflect a broader perspective. The committee makes its final decisions after considering the advice received.

The committee has the following policies to make sure the advisor it hires is – and remains – independent:

•   management cannot use the same advisor

•   fees must be reported at each committee meeting along with a detailed description of all related activities

•   the committee meets with the independent advisor at every meeting without any members of management present.

The committee has retained Hugessen Consulting Inc. (Hugessen) as its independent advisor since 2019. The committee also retained Semler Brossy Consulting Group, LLC (Semler Brossy) to collaborate with Hugessen to provide a broader global perspective on executive compensation practices and related compensation governance matters.

The table below shows the fees paid to each of Hugessen and Semler Brossy in the last two fiscal years for the following services:

•   review of executive compensation practices and program design

•   competitive analysis of President and CEO compensation

•   trends in executive compensation, regulatory developments and governance best practices

•   perspective on appropriate total compensation mix and levels, based on competitive practice and performance

•   advance review of meeting materials to identify any other issues for the committee to consider when evaluating proposed changes to our compensation program and plan designs

•   attendance at all committee meetings.

	2021		2020

	Executive compensation- related fees	All other fees	Executive compensation- related fees	All other fees

Hugessen Consulting Inc.	$295,048	–	$281,663	–

Semler Brossy Consulting Group, LLC	$18,755	–	$14,618	–

Hugessen and Semler Brossy have confirmed that these fees are not significant relative to their total revenue and, therefore, do not affect their independence. The two firms did not provide any other services to the committee or board in either year.

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COMPENSATION RISK OVERSIGHT

Compensation risk oversight is an important component of our risk management framework. The human capital and compensation committee oversees compensation risk using an effective organizational structure, proper management oversight, comprehensive policies and discretion and an independent review by internal audit.

Organizational structure

We tie compensation for control and stewardship functions (finance, risk management, internal audit, compliance and anti-money laundering, legal, and human resources) to overall corporate performance, and not to the performance of the business lines they support.

Heads of control functions (finance, risk management, internal audit, compliance and anti-money laundering) manage their groups independently from the business lines they support, and have final sign-off on hiring, compensation and performance assessment for key roles.

Management oversight

Compensation review committee

The compensation review committee identifies key employees whose roles could have a material effect on risk and ensures there is an appropriate link between their incentive compensation and risk. This includes senior executives and other employees who establish policies that significantly affect corporate risk, or manage material businesses, countries or regions.

The committee also reviews the compensation of any employee involved in a material incident, including issues related to conduct. The compensation review committee is chaired by the Chief Risk Officer, who provides updates on the committee’s activities, including all actions and decisions related to adjusting individual compensation, to the human capital and compensation committee. Material risk and conduct incidents reviewed by the compensation review committee may include inappropriate sales practices, insufficient oversight and tone from the top, incidents that create reputational risk for the bank, and behavior that is inconsistent with our code of conduct.

To support the compensation review committee process, the bank created local conduct committees in select countries and regions, with the membership structure of the local committees mirroring that of the bank’s compensation review committee. The local committees provide input into the identification of material risk impact employees, and possible misconduct or risk events, if any.

The compensation review committee consists of the following global heads of control and stewardship functions, as well as the head of total rewards:

•   Chief Risk Officer (chair)

•   Group Head and Chief Human Resources Officer

•   Group Head and Chief Financial Officer

•   Executive Vice President and General Counsel

•   Executive Vice President and Chief Compliance Officer

•   Executive Vice President and Chief Auditor

•   Senior Vice President, Total Rewards.

Human capital committee

The human capital committee is a management committee that has enterprise-wide accountability for the strategic direction, prioritization and progress of our global human resources strategy. Its mandate includes approving strategies, policies and programs relating to leadership, compensation, pensions and benefits.

The human capital committee is made up of the President and CEO and his senior management team:

•   Group Head and Chief Financial Officer

•   CEO and Group Head, Global Banking and Markets

•   President and Group Head, Corporate and Investment Banking

•   Group Head, International Banking and Digital Transformation

•   Group Head, Canadian Banking

•   Group Head, Global Wealth Management

•   Group Head and Chief Human Resources Officer

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•   Group Head, Technology and Operations

•   Chief Risk Officer

•   Executive Vice President and General Counsel

•   Executive Vice President and Chief Compliance Officer.

Discretion

We make all decisions about compensation plan design and pay within the context of our risk appetite, taking into consideration projected capital ratios as reflected in the annual capital adequacy report to the board.

The incentive plans include an adjustment for risk if the board believes excessive risk was taken to achieve the year’s results. The Chief Risk Officer reports on this directly to the risk and human capital and compensation committees in their joint meeting at year end.

At year end, the Chief Risk Officer also completes a review of performance over the past three years to determine if there were any material risk incidents that warrant a risk adjustment to the PSU payout.

The board can also use its discretion to:

•   reduce or withhold payment under the material incentive plans if our results are significantly below expectations

•   not grant mid- and long-term incentive awards at all or to specific individuals

•   reduce the payout value of PSU awards that have already been granted (including reducing them to zero).

Independent review

Internal audit conducts an independent review of our compensation programs and practices every year, and reports to the human capital and compensation committee. The results are also provided to OSFI. The review includes:

•   an assessment of the appropriateness of material compensation plans and programs that include employees whose actions may have a material impact on the risk exposure of the bank, against our organizational goals, our risk profile and the FSB Guidelines

•   an assessment of the appropriateness of payouts relative to risk

•   the compensation of key employees whose roles could have a material effect on risk through operations or policies, or manage material businesses, countries or regions.

The Chief Auditor presents an annual review to the human capital and compensation and risk committees to confirm that Scotiabank is compliant with the FSB Guidelines in all material respects.

KEY POLICIES

Compensation policy

Our compensation policy sets out a pay-for-performance philosophy that supports our strategic focus, encourages strong corporate performance and helps the bank create and sustain shareholder value. Among other things, our compensation policy outlines our approach to compensation risk oversight in our incentive plan design and funding. It outlines the minimum deferral rates for senior executives and individuals whose roles may have a material impact on the risk profile of our business, including roles in control and stewardship functions.

Hedging and assignment

Employees, officers and directors are not permitted to enter into short sales, calls and puts that involve Scotiabank securities. These restrictions are enforced through our compliance programs. To be eligible to receive equity-based awards, executives are required to attest that they will not use personal hedging strategies or compensation-related insurance to undermine the risk alignment effects embedded in our incentive compensation plans. Equity-based awards, and any entitlements that employees may have under our equity compensation plans, cannot be assigned or transferred, except when it is required by law.

Insider trading

Executives must pre-clear with our compliance department any trades to buy or sell our securities, including exercising stock options. Executives and directors are not allowed to trade during our trading blackout periods.

Clawbacks and forfeitures

Executives will forfeit outstanding incentive awards and/or repay compensation that has already been paid if there is a material misstatement of our financial results, inappropriate risk-taking, fraud, gross negligence, a breach of compliance rules or our code of conduct or inappropriate conduct resulting in significant losses, fines or penalties.

The following can be clawed back:

•  cash bonuses, commissions or payouts received from our deferred compensation plans

•  outstanding equity compensation, including PSUs, stock options and DSUs.

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3. Decision-making process

Our compensation process involves management, the human capital and compensation committee, the risk committee, advice from third party advisors and the board for final approval.

We make all compensation program design and pay decisions within the context of our risk appetite.

The Chief Risk Officer regularly reports to the risk committee and identifies any concerns. These reports form the basis for certain adjustments to our incentive pools.

1. Review the compensation program

Management:

•  reviews the compensation program – how it supports our strategy and how it compares with our competitors, using market data, research and perspective from external consultants (including Willis Towers Watson, Hay Group, Mercer and McLagan Partners Inc.) who provide data, advice or guidance to management about overall plan design and the various plan components.

•  presents its recommendations to the human capital and compensation committee.

The committee reviews the recommendations with the risk committee and with its independent advisor, for recommendation to the board for approval.

2. Choose performance metrics and annual deliverables

Management determines business performance metrics and weightings for the incentive plans, and sets objectives for the bank overall, each business line and each country. The performance targets are approved by the board annually.

Throughout the year the CFO provides updates to the committee on the financial performance of the bank and performance against the business performance metrics.

Financial targets are established based on a broad range of inputs, such as macroeconomic and market conditions, industry expectations, strategic objectives and initiatives, and the bank’s medium-term objectives.

The process also includes testing various scenarios to understand performance under different conditions, to make sure the performance metrics and objectives support our strategy and reflect the bank’s risk appetite (including credit, market, operational, reputational, conduct and other risks). The performance targets and payout ranges are set to balance risk and reward, ensuring there is an appropriate amount of upside potential and downside risk to reflect performance and results achieved, setting challenging yet attainable goals, while discouraging excessive risk-taking behaviour.

The committee reviews the performance metrics with the risk committee, and then recommends them to the board for approval.

The President and CEO reviews the annual deliverables that will be used to assess each senior executive’s individual performance, ensuring they support our strategy. The President and CEO also presents his own annual deliverables in the context of our corporate goals and long-term strategy to the board for approval.

3. Set targets for executive compensation

Management develops target compensation and recommends target variable pay for the senior leadership team, after reviewing comparator compensation data provided by external consultants. Target compensation is aligned to the market and adjusted for the scope of each executive’s role and responsibility to ensure the overall positioning is appropriate. Actual compensation for each executive is aligned with performance and reflects the execution of their strategic objectives.

The committee:

• reviews the target total compensation packages for the senior leadership team in relation to our compensation comparator group

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•  looks specifically at compensation for key employees who have significant compensation arrangements or are subject to local remuneration-related regulatory requirements

•  determines the target total compensation package for the President and CEO with input from its independent advisor.

4. Review corporate performance

Management:

•  assesses performance against the corporate performance metrics to develop a business performance factor for the incentive plans as well as the performance factor for PSU award payouts

•  evaluates our performance relative to the banks in our performance comparator group and assesses whether the factor should be adjusted for relative financial performance

•  carries out assessments, looking at the amounts accrued to the incentive plans, to assess appropriate use of capital, as well as whether funding of the incentive pool should be adjusted for concentration, off-balance-sheet, liquidity or other potential risks

•  makes recommendations to the committee.

The human capital and compensation committee:

•  reviews management’s recommendations, working with the risk committee

•  considers the bank’s overall financial and non-financial performance as the basis for applying any informed judgment to final incentive compensation decisions

•  may make an adjustment for risk at the recommendation of the Chief Risk Officer

•  recommends the business performance factor for the incentive plans as well as the performance factor for PSU award payouts to the board for approval.

The board has the discretion to apply judgment to amend the business performance factor and the PSU factor based on its own assessment of the holistic performance of the bank and / or apply judgment to adjust variable compensation award outcomes. The board can also reduce the business performance factor and the PSU factor based on its own risk assessment, which reduces the pool and payout. It also has discretion to reduce payouts to zero depending on the circumstances in that year.

5. Review individual performance

The President and CEO reviews the performance and compensation of his direct reports:

•  assesses senior management performance against their annual deliverables and leadership behaviours, their leadership potential and sustained performance, and also considers time in role

•  recommends their salary and total variable compensation taking into account performance, leadership behaviours and potential and market position

•  recommends their compensation for the year to the committee.

The committee completes an in-depth assessment of the President and CEO’s performance in leading us towards meeting our goals, and setting and executing against our long-term strategy, including:

• overall performance • implementation of the President and CEO’s strategies to increase shareholder value • achievement of his annual deliverables.

6. Award compensation

The compensation review committee reviews the conduct of employees whose roles could have a material effect on risk and recommends any reductions to the committee.

The committee reviews and finalizes the recommendations for the President and CEO’s direct reports, the executive vice presidents, other control function heads and UK and Ireland employees who are governed by the Prudential Regulation Authority (PRA), Financial Conduct Authority (FCA), European Banking Authority (EBA) Guidelines on Sound Remuneration Policies and other local remuneration-related regulatory requirements. The board reviews the recommendations and approves the executive compensation decisions.

The committee determines the President and CEO’s actual compensation, which it recommends to the board for approval. The President and CEO is not involved in determining his own compensation. The committee reviews reports from management and the President and CEO’s self-assessment, and consults with its independent advisor before making its recommendation to the board.

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The committee’s independent advisor prepares a detailed analysis for the committee to review when making its decisions about the President and CEO’s compensation, including:

Horizontal benchmarking analysis:

• target and actual compensation of the President and CEO’s peers in the compensation comparator group, and trends and competitive practice in the broader Canadian market.

Vertical pay analyses:

•  a pay ratio comparison of the President and CEO’s pay package relative to the median Canadian family income and our average employee pay. The median family income figure used for this analysis is $94,025, which is the latest figure published in 2019 by Statistics Canada, adjusted by the Bank of Canada’s average CPI-common rate for 2020 and 2021

•  as Canada is the labour market in which the President and CEO lives and works, the committee also reviews a pay ratio comparison of the President and CEO’s total pay package relative to the bank’s average Canadian employee pay. As of October 31, 2021, the average Canadian full-time equivalent employee pay excluding the President and CEO is $135,567, resulting in a CEO to average employee pay multiple of 90x

•  the President and CEO’s compensation in relation to the bank’s net income.

Following these reviews, the committee recommends the President and CEO’s compensation to the board for approval. Please see pages 100-102 for details about Mr. Porter’s 2021 compensation.

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4. Program elements

The executive compensation program for NEOs includes direct compensation (base salary and total variable compensation), and indirect compensation (pension, group benefits and perquisites).

	Component	Purpose	Form	Performance period	Pay at risk profile

Direct compensation

Fixed	Base salary	Compensates executives for fulfilling their day-to-day responsibilities, including leadership and management skills	cash	ongoing	no risk

Variable	Total variable compensation	Rewards executives for meeting annual corporate objectives (financial and non-financial) and individual strategic deliverables	A portion of the award is allocated in: cash or DSUs that are redeemed for cash when the executive leaves the bank	one year	moderate risk

		A portion of the total variable compensation is allocated under the bank’s deferred compensation plans and rewards executives for creating sustained shareholder value over three to 10 years and achieving specific corporate performance objectives	To meet compensation deferral requirements, a portion of the award is allocated in: PSUs – mid-term incentive and stock options – long-term incentive	three years up to 10 years	significant risk significant risk

Indirect compensation

	Pension	Provides an important source of retirement income

defined benefit plan

(contributory or non-contributory membership)

defined contribution plan (contributory or non-contributory membership)

supplemental pension plan

(non-registered and unfunded, for some executives)

				ongoing	no risk

	Group benefits	Invests in employee health and well-being Executives participate on the same basis as all other employees Varies based on level and local market	group life, accidental death and dismemberment, disability and extended health and dental insurance employee share ownership plan (Scotiabank matches an additional 60% up to a specified limit)	ongoing	no risk

	Perquisites	Provides market competitive benefits Varies based on level	annual fixed allowance, paid quarterly (taxable benefit)	ongoing	no risk

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ABOUT TOTAL VARIABLE COMPENSATION

Purpose	To reward performance in a way that supports our strategic plan over the short-, medium- and long-term

Who participates	Named executives

How we determine the award

The amount of the total variable compensation award depends on the executive’s incentive target and their performance factor. Each executive’s performance factor is a combination of the business performance factor and their individual performance factor. The ratio between the all-bank business performance and performance against individual strategic deliverables is 60:40 for the President and CEO and 40:60 for other named executives.

Each executive’s performance is assessed using a three-by-three matrix, or nine-box grid, of “what was achieved” against strategic deliverables established at the beginning of the year (which include business line or country financial goals for business line and country heads), and “how it was achieved” based on leadership behaviours demonstrated during the year. Each box in the nine-box grid yields a narrow individual performance factor range within the full range of 0 to 150, within which the executive’s individual performance factor for the year is determined. Use of the nine-box grid provides for consistency and calibration of performance assessments and determination of each executive’s performance factor relative to peers.

How we fund awards

Aggregate total variable compensation is funded by our business performance factor. The aggregate incentive pool is capped and cannot be exceeded.

The business performance factor is calculated using the same financial and non-financial metrics we use to measure our corporate performance:

•  absolute performance is measured against the objectives in our business plan

•  relative performance is measured against our peers.

The business performance factor is capped at 150, except in the case of the President and CEO where the factor is capped at 125 to align the President and CEO’s compensation opportunity with the market (see page 101).

To recognize that a much greater proportion of the President and CEO’s total compensation is subject to the business performance factor than the other named executives, it was concluded that the BPF should have a flatter payout curve above target and a lower cap of 125 for the President and CEO versus the other named executives, in order to limit the upside potential of awards above target. This flatter payout curve has the effect that, for a BPF above 100 the impact is halved for the President and CEO such that if the BPF is 120 for the other named executives, it is 110 for the President and CEO. However, if the BPF is 95 for the other named executives, it is also 95 for the President and CEO.

Form of award

A portion of the award is allocated in cash or DSUs that are redeemed for cash when the executive leaves the bank.

To meet compensation deferral requirements, the remainder of the award is allocated in PSUs and stock options.

Forfeiture and clawbacks	Can be forfeited or clawed back under certain conditions

How we determine the award

Set at the beginning of the year Varies by job level, local market and role

A combination of the
business performance factor
and an individual
performance factor (the ratio
is 60:40 for the President
and CEO and 40:60 for other
named executives) based on
the executive’s performance
against strategic goals
established at the beginning
of the year

Determines each executive’s total variable compensation award

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How we fund awards

Calculating the all-bank business performance factor

We calculate the all-bank business performance factor in four steps.

The board also has the discretion to apply judgment to adjust the factor based on its own assessment of the holistic performance of the bank, including reducing the factor to zero (no payouts) if we deliver results that are significantly below expectations.

1. Assess performance against core financial and non-financial metrics	First, we calculate a preliminary performance factor based on performance against three corporate performance metrics.

	Strategic focus Increase shareholder value by increasing earnings Why it’s important Measures our profitability by the increase in net income generated for shareholders	Strategic focus Reduce structural costs and increase revenue Why it’s important Measures the difference between the rate of growth in total revenue and the rate of growth in operating expenses	Strategic focus Focus on customers Why it’s important Measures customer advocacy and their likelihood to recommend us, and reinforces sustainment of positive customer experiences

2. Modify based on how we performed against our strategic and operational objectives

Next, we may adjust the factor up or down based on how we performed against our strategic and operational objectives.

Strategic focus

Meet key strategic and operational objectives in the areas of culture and leadership, balance sheet management/quality of earnings, strengthening the core, and risk and regulatory governance, and ESG, which reflect a holistic view of the bank’s performance

Why it’s important

The committee determines the strategic and operational modifier in consideration of other measures beyond the core financial and customer metrics. The impact of is limited to +/-10%.

3. Adjust based on relative performance

Next, we adjust the factor up or down based on how we performed against our peers.

Strategic focus

Increase shareholder value relative to our peers

Why it’s important

The committee determines the relative performance adjustment by first considering our performance against key financial metrics as disclosed by our peers, including net income growth, earnings per share growth, revenue growth and operating leverage, as well as our achievement of other strategic initiatives relative to our peers.

The impact of relative performance is limited to +/-10% and is a weighted average of relative performance adjustments for our business lines and major countries relative to their respective peers

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4. Final risk adjustments by the board

Finally, the human capital and compensation committee reviews a risk assessment jointly with the risk committee and the Chief Risk Officer and assesses the appropriateness of the business performance factor. Risk adjustments can only be made to reduce the factor and therefore would not increase the size of incentive pools or individual awards.

The board reduces the factor if it believes excessive risk was taken to achieve the year’s results

Voluntary deferral of annual cash awards – taking DSUs instead of cash

Senior vice presidents and above can defer some or all of their annual cash awards by electing to receive DSUs, which is an additional way to align their interests with those of our shareholders. Executives must hold their DSUs until they leave the bank.

How it works:

•   Executives who want to receive their annual cash incentive award in DSUs must make this decision before the fiscal year begins

•   When the annual cash incentive award is determined at the end of the fiscal year, we convert the award to DSUs using the price of our common shares on the TSX on the first trading day of the fiscal year. This means the executive can lose or benefit, depending on how our shares perform over the fiscal year

•   DSUs earn additional units as dividend equivalents at the same rate as dividends paid on our common shares

•   Executives must redeem the DSUs by the end of the calendar year following the year they leave the bank.

Executives who decided to receive their 2022 annual cash incentive award as DSUs will have their award converted to DSUs in December 2022 using $81.96, our closing share price on the TSX on November 1, 2021.

How our shares

performed in 2021

Our share price when executives chose to receive their 2021 award in DSUs was $55.59 (on November 2, 2020, the first trading day of fiscal 2021).

Our share price was $87.69 on December 21, 2021, when we converted the award to DSUs – a 58% increase in value.

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ABOUT DEFERRED COMPENSATION

Purpose	To reward strong sustained performance over three to 10 years, and link the interests of executives and shareholders

How we determine the award	The amount of the award is based on a pre-determined allocation of each executive’s total variable compensation award, so that a significant percentage of compensation is deferred. The pre-determined allocations are 75% for the President and CEO and 60% to 70% for other named executives. The committee does not consider the value of awards the executive has received in previous years when it determines new grants

Form of award	Deferred compensation is equity-based and awarded to our named executives as follows: • 80% as PSUs (mid-term incentive) • 20% as stock options (long-term incentive)

Forfeiture and clawbacks	Deferred compensation can be forfeited or clawed back under certain conditions

	Mid-term incentive	Long-term incentive

Purpose	To reward executives for creating sustained shareholder value over three years and achieving specific corporate performance objectives	To retain senior executives, reward them for creating sustained shareholder value over three to 10 years, and link their interests to those of shareholders

Who participates	Vice presidents and above	Senior vice presidents and above

Form of award

PSUs

The amount of the award is converted to PSUs on the first day of the open trading window following the public release of our year-end financial results, using the average closing price of our common shares on the TSX for the 20 trading days ending on the last trading day before the grant date. PSUs earn dividend equivalents

Stock options

The amount of the award is converted to options on the sixth trading day in the open trading window following the public release of our year-end financial results, using the estimated compensation value of the stock options on the grant date

The exercise price is either the closing price of our common shares on the TSX on the trading day prior to the grant date, or the volume weighted average trading price for the five trading days immediately preceding the grant date (whichever is higher)

Options cannot be re-priced or exchanged for options with a lower price

Options cannot be sold to a third party – they can only be transferred to a beneficiary or legal representative if the holder dies

You can read more about our stock option plan beginning on page 112

Vesting and payout

PSUs vest and are paid out at the end of the three-year performance period based on our performance (see below for details). Vested units are paid out in cash

The amount the executive receives depends on the number of units that vest and our share price at the time of vesting:

•   the number of units that vest is determined by the performance factor (see pages 93 and 98-99)

•   vested units are converted to cash using the average closing price of our common shares on the TSX for the 20 trading days ending the day before the first day our trading window opens following the vesting date

•   payments are made by December 31 of the year the units vest, and withholding taxes apply

Options vest 50% on the third anniversary date of the grant, and 50% on the fourth anniversary date of the grant

Executives can exercise their options after they vest

The amount the executive receives depends on our share price at the time they exercise the options

Withholding taxes and trading fees apply

Options expire after 10 years. If an option’s expiry date falls during an insider trading blackout period (or within 10 business days after the blackout), it will automatically be extended to 10 business days after the end of the blackout period

Potential adjustments

Our PSUs do not vest without board approval of the final performance factor and resulting payout

As part of the process, the Chief Risk Officer assesses whether a risk adjustment is appropriate. Additionally, the board may use its discretion to adjust the performance factor when the calculated factor may not reflect all of the relevant considerations, taking into account significant events and circumstances (such as a material downturn in financial performance, material failure in managing risk, or events outside of management’s control, etc.)

Such adjustments include the ability to reduce the performance factor to zero

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How we calculate the performance factor for the mid-term incentive

The performance factor determines the number of units that will vest at the end of the three-year period. It ranges from 0 to 125. There is no minimum guaranteed level of vesting in our PSU plan. The board reviews the performance factor calculated using the formula below and assesses whether the outcome of the formula makes sense in light of the performance objectives established at the time of grant, overall bank performance and other relevant considerations. Based on this assessment, the board may apply discretion to adjust the calculated performance factor, including reducing it to zero.

We calculate the performance factor using key financial metrics that are also used to measure our corporate performance:

• absolute performance is measured against the objectives in our business plan • relative performance is measured against our performance comparator group.

Objective: increase shareholder value over the medium term

Why it’s important

Measures how efficiently we earn profits on behalf of our shareholders and is a strong indicator of our overall performance

Objective: increase shareholder value as measured by our share performance relative to our peers over the medium term

Why it’s important

Measures the appreciation in our share price compared to our performance comparator group

The board can use its discretion to adjust the performance factor up or down, or eliminate the payout entirely based on its assessment of performance and risk

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EXECUTIVE COMPENSATION

5. 2021 Compensation decisions

2021 COMMITTEE WORKPLAN

The human capital and compensation committee follows a comprehensive annual workplan leading up to the board’s year-end pay decisions. For 2021, in addition to discussions on the bank’s performance and alignment with compensation, additional work was undertaken by the committee to consider and address stakeholders’ feedback in response to say on pay. During the year the committee received input from the CFO on the financial performance of the bank and at year end from the CRO on risk-related considerations for incentive pools and payouts, including plan design, individual conduct considerations, performance against risk appetite and capital adequacy. Throughout the year, the committee also received advice from its independent advisor as detailed on page 82.

Key activities undertaken throughout the course of 2021 included:

•  a meeting with OSFI in November 2020 to discuss how we proposed to meet their expectation that fiscal 2020 compensation for senior management not be higher than 2019 levels

•  discussions of the ISS and Glass Lewis reports and say-on-pay vote recommendations were held at the committee’s April meeting, together with a review of our peer banks’ performance and pay decisions, and the overall external market context. The bank’s say-on-pay vote outcome and updates on plans and activities with respect to engaging with ISS, Glass Lewis and shareholders were discussed at each subsequent committee meeting throughout 2021

•  a review of key design features and alternatives for our annual and equity-based incentive plans was discussed at the committee’s February, April and May meetings, with final changes approved in August (see page 88). This review, which was also shared with the risk committee, covered performance metrics and payout curves used to assess both annual and mid-term performance, including the evolution of ESG metrics and their linkage to executive compensation (see page 77)

•  the bank’s CFO presented updates on bank performance, including performance relative to peers, and how the all-bank business performance factor and performance share unit factor were trending for 2021, and their impact on the compensation of executives and other employees, at each of the May, August and October meetings, prior to approval of the final factors reflecting full-year performance in November

•  trends and developments on CEO and executive pay were presented by the committee’s independent advisor in August

•  a preliminary assessment of the President and CEO’s performance was reviewed at the June board meeting and the October meeting of the committee, initiating early discussions on President and CEO and other executives’ pay for 2021, with a final assessment and decisions made at the November 2021 meeting

•  an update on the stakeholder engagement program was presented to the board in June and October

•  compensation targets for the named executives for fiscal 2022 were reviewed and approved at the October and November meetings

•  2021 total direct compensation for executives was approved at the November board meeting following discussion with the committee and the risk committee, the committee’s independent advisor and representation from the CRO and CFO in respect of the bank’s performance.

2021 TOTAL DIRECT COMPENSATION

		Variable compensation			2021

			Deferred compensation		Total direct compensation	% variable	% variable deferred
	Base salary ($)	Cash ($)	PSUs ($)	Stock options ($)	($)

Brian Porter	$1,300,000	$2,516,000	$6,038,000	$1,509,000	$11,363,000	89%	75%

Rajagopal Viswanathan	$550,000	$843,000	$1,573,600	$393,400	$3,360,000	84%	70%

Ignacio Deschamps	$600,000	$1,161,000	$2,167,200	$541,800	$4,470,000	87%	70%

Jake Lawrence	$600,000	$1,845,000	$3,444,000	$861,000	$6,750,000	91%	70%

Dan Rees	$600,000	$1,155,000	$2,156,000	$539,000	$4,450,000	87%	70%

Please see the executive profiles beginning on page 100 for a detailed discussion of each NEO’s compensation for the year.

Total variable compensation awards are based on the all-bank business performance factor and on the executive’s performance against strategic goals established at the beginning of the year. We discuss the all-bank business performance factor below. You will find a discussion of each NEO’s individual performance in their executive profile.

94	Scotiabank

Deferred compensation (granted as 80% PSUs and 20% stock options) is awarded based on each executive’s pre-determined allocation, so that a significant percentage of compensation is deferred.

•  The PSUs will vest on November 30, 2024 upon board approval of the final performance factor and resulting payout. The amount the executives will receive depends on how many units actually vest, and our share price. The number of units that vest will be determined by the performance factor, which is calculated based on our absolute ROE versus annual targets and relative TSR over the three-year period. Vested units are paid out in cash.

•  Fifty percent (50%) of the stock options will vest in each of December of 2024 and 2025 and expire in 2031. Executives can exercise their options after they vest and the amount they receive will depend on our share price at the time of exercise.

HISTORICAL PERFORMANCE CONTEXT AND TARGET-SETTING

As detailed below, the bank has made certain key decisions over the last several years to strategically reposition the bank by refocusing the international portfolio, divesting certain businesses and exiting certain countries, and expanding the bank’s wealth business as well as our banking operations in Chile. We have also increased our investment in regulatory infrastructure while also investing significantly in our digital transformation. These decisions have come with both financial and short-term impacts, but we believe will yield longer-term benefits for the bank and our shareholders. The performance of the bank should be considered within the context of this strategic repositioning program.

The program consisted of acquisitions, divestitures, business integrations and new partnerships that have repositioned the bank resulting in a sharper geographic focus, and stronger long-term risk-adjusted earnings and growth potential. Since 2013, the bank has exited 25 unrated or sub-investment grade countries and eight non-core businesses. In addition, in 2018, the bank embarked on an ambitious strategy to redeploy approximately $7 billion of capital from non-investment grade or unrated countries (e.g., El Salvador, Thailand, Puerto Rico) to more stable, investment grade countries (including Canada and Chile), while also investing significantly in our digital transformation. Acquisitions were completed in line with our long-term strategy – two in Global Wealth Management in Canada, and in one in International Banking in Chile, while divesting profitable operations that were either sub-scale or lacked sufficient growth prospects and, as such, were unlikely to produce acceptable risk-adjusted returns. In aggregate, our International Banking division divested businesses through the restructuring period that generated annualized earnings of approximately $660 million. Despite the adverse impact on earnings and short-term shareholder returns, we strongly believe the corporate actions taken since 2018 were the right decisions for the long-term success of the bank.

The bank uses an integrated approach to plan target-setting, informed by a broad range of inputs, both internal and external. The process is informed by the macroeconomic outlook, approved risk appetite (credit, market, operational, reputational, conduct and other risks) for our businesses, strategic objectives and deliverables, and includes testing under various scenarios.

Our financial performance targets reflect the bank’s decisive repositioning efforts which clearly contributed to our pandemic resiliency but also established a new base of higher quality earnings from which to grow. The bank is well on its way to replacing the earnings associated with the divested businesses as a result of the wealth acquisitions and organic growth initiatives across the bank’s four diverse business lines.

Our 2021 earnings targets1, set in November 2020, were viewed at the time as appropriately aggressive in the context of the unprecedented uncertainty of the operating environment due to the global pandemic. The 2021 net income attributable to common shareholders (NIACS) target of $7.4 billion represented a 12% increase from the prior year and was in excess of the analyst forecasts at the time and the bank’s medium-term objectives. The 2021 operating leverage1 target was set at -1.1%, in line with industry forecasts, reflecting normalization of capital markets revenue and the impact of interest rate reductions.

2021 BUSINESS PERFORMANCE FACTOR

The process steps and inputs detailed below explain how we determined the 2021 all-bank business performance factor (BPF) of 114 (recalibrated to 107 for the President and CEO due to the lower cap and flatter payout curve applied to his total variable compensation versus other named executives – see page 102).

The primary input to the determination of the BPF are the targets set at the beginning of the fiscal year in relation to the financial and non-financial metrics.

•  The bank uses an integrated approach to target-setting informed by a broad range of inputs, both internal and external. The process factors in the macroeconomic outlook, approved risk appetite (credit, market, operational, reputational, conduct and other risks) for our businesses, strategic objectives and deliverables, and includes testing under a range of scenarios.

•  The performance targets are set at the beginning of the fiscal year to balance risk and reward. This ensures there is an appropriate amount of upside potential and downside risk to reflect performance and results achieved, while discouraging excessive risk-taking.

•  The targets set in November 2020 were viewed as appropriately aggressive in the context of the unprecedented uncertainty of the operating environment due to the pandemic.

•  The financial performance targets also reflect the bank’s repositioning of its business aimed to improve its earnings quality and lower its risk profile; the repositioning resulted in a new base of higher quality earnings from which to grow.

We use four steps to calculate the all-bank business performance factor, which determines the funding of total variable compensation: 1) a factor based on financial and customer experience metrics, 2) a modifier based on our performance against pre-determined strategic and operational objectives, 3) an adjustment based on our performance relative to peers, and 4) a final adjustment by the board for risk and other considerations.

1.	The 2021 earnings and operating leverage targets are on an adjusted basis, and are non-GAAP measures.

Management proxy circular	95

EXECUTIVE COMPENSATION

We also believe shareholders are best served by the committee applying sound and thoughtful judgment to final compensation outcomes. This is especially important during periods like 2021 when we experienced continued uncertainty and complexity as a result of the pandemic and an operating environment that exceeded internal and external forecasts since our financial targets were set, with economic recovery unfolding at different rates across our footprint, enabling stronger underlying business results and lower provisions for credit losses than expected. As such, for this year’s BPF determination, we included an additional interim step to consider the impact of the operating environment and to exercise discretion where appropriate.

At the end of the fiscal year, the committee determined the BPF by following the process steps.

1. Performance against core financial and non-financial metrics	When determining the calculated all-bank business performance factor for compensation purposes, the committee made a material adjustment to NIACS and operating leverage by applying negative discretion to offset the favourable impacts on performance from lower-than-expected provisions for credit losses as well as pandemic-related costs and from the restructuring and other provisions announced, as illustrated below.

2. Apply modifier based on how we performed against our strategic and operational objectives

A strategic and operational modifier was introduced as part of the BPF determination in 2021 which, together with the core financial and customer metrics, provides a holistic assessment of the bank’s performance. The committee considered the bank’s performance against a scorecard of 2021 strategic and operational objectives, including specific achievements in advancing positive ESG outcomes for our customers, employees and communities, including but not limited to:

•  realizing strong employee engagement scores, increasing the depth and diversity of succession plans and maintaining a strong culture index score

•  ensuring the bank continues to be well capitalized, liquid and stably funded, despite elimination of central bank extraordinary funding programs

•  achieving a high proportion of satisfactory regulatory and audit reviews, strong performance against the bank’s risk appetite, effective and timely management of audit issues, and a project execution risk score, which measures time, cost and scope of strategic projects, within targeted ranges

•  ensuring key information technology-related risk metrics are within our risk appetite, enablement of remote working and technology modernization progression

•  continuing to execute the bank’s strategic plan and tracking well on its key performance indicators (KPIs).

Specific achievements in advancing positive ESG outcomes for our customers, employees, communities and other stakeholders include:

•  maintaining sharp focus on the bank’s five climate commitments, with 80% on track or completed, aimed at not only reducing the bank’s own environmental and carbon footprint, but also to redeploy capital, lending and investment decisions to help our customers with their low-carbon transition. The five climate commitments are:

1.    Mobilize $100 billion by 2025 to reduce the impacts of climate change

2.   Ensure robust climate-related governance and reporting

3.   Enhance integration of climate risk assessments in lending, financing and investing activities

4.   Deploy innovative solutions to decarbonize operations

5.   Establish a Climate Change Centre of Excellence to mobilize collaboration, dialogue and information-sharing and contribute to the global conversation on climate change

96	Scotiabank

•  increased focus on addressing racial inequality including meeting set gender representation targets at the vice president level and above and tracking towards specific Black, Indigenous and People of Colour (BIPOC) representation and disability inclusiveness targets by 2025

•  continuing to be recognized for our sustainability efforts, ranking in the top 8% of banks globally by the Dow Jones Sustainability Index.

On balance, the committee considered that the strategic deliverables and operational targets were achieved in aggregate and no adjustment to the BPF was considered necessary to be made on this basis.

Rating scale	performance factor -10	performance factor 0	performance factor +10	Actual

Strategic / Operational Objectives Our performance relative to strategic / operational objectives	Strategic and operational objectives not achieved or partially achieved	Strategic and operational objectives achieved	Strategic and operational objectives exceeded or significantly exceeded

0

The board assessed the bank’s performance in the areas of advancing the bank’s strategic agenda, culture and leadership, strengthening the core / risk and regulatory governance, balance sheet management / quality of earnings and ESG objectives

Committee judgment in relation to the operating environment	Given the volatility and uncertainty created by the ongoing pandemic, the committee considered it important to discuss and review the preliminary calculated BPF score of 127 within the macro context of the operating environment enabling stronger than expected underlying business results, although with economic recovery unfolding at different rates across our footprint. Having reviewed data in relation to the macro-economic environment and compared the economic outlook and indicators from the beginning of the fiscal year to those at the end of the fiscal year and the assumptions which informed the target-setting, the committee deemed it appropriate to apply its judgment via a -5 reduction to the preliminary calculated BPF in consideration of the more favourable operating environment and in the context of target-setting.

Management proxy circular	97

EXECUTIVE COMPENSATION

3. Adjust based on relative performance	As part of our established process for calculating the BPF, the committee assessed our performance relative to peers. The relative performance adjustment is first evaluated based on a quantitative assessment of financial performance relative to peers, with a further qualitative assessment based on broader relative performance considerations.

Rating scale	performance factor -10	performance factor 0	performance factor +10	Actual

Relative performance Our performance relative to peers	Significantly less positive than peers	Performance in line with peers	Significantly more positive than peers

-8

The quantitative financial assessment resulted in a relative performance adjustment of -1; however, as part of the qualitative assessment, the committee applied a further increase to this adjustment from the calculated -1 to -8 to reflect the shareholder experience relative to our peers.

4. Final risk adjustments by the board

The board did not make any adjustment for risk this year. The Chief Risk Officer led a review of risk-related considerations separate from the mechanisms already embedded in the plans and concluded that the bank had operated within its risk appetite. As such, there was no additional adjustment for risk.

The final business performance factor for 2021 is 114 for the NEOs.

BPF Component	Assessment	Resulting BPF

Financial and customer metrics	Applied negative discretion to NIACS and operating leverage to offset favourable impacts on performance from lower-than-expected provisions for credit losses, pandemic-related costs, restructuring and other provisions announced	127
Strategic and operational scorecard	0	127
Discretionary adjustment	-5	122
Relative performance (quantitative assessment)	-1	121
Relative performance (qualitative assessment)	-7	114
Risk adjustment	0	114

PAYOUT OF 2018 PSU AWARDS

PSUs awarded to the NEOs in 2018 vested on November 30, 2021 (the end of the three-year PSU performance period) after the board approved the performance factor and final payout. The table below shows how we calculated the payouts, which were made in December 2021.

The performance factor for these PSUs is below target at 89, the result of above target three-year average ROE performance and below median three-year relative TSR. This decreased the number of PSUs that vested.

The vesting price is the average closing price of our common shares on the TSX for the 20 trading days ending on December 1, 2021, the day before the first day our trading window opened following the vesting date.

98	Scotiabank

EXECUTIVE COMPENSATION

The difference between the grant value and payout value illustrates the link between pay and performance, and alignment with the experience of our shareholders. Factoring in dividend equivalents received, the change in share price, and the performance factor, the overall payout compared to the grant value increased by 21%.

	Number of PSUs granted in 2018		Number of dividend equivalents received		Total PSUs		Performance factor		Vesting price ($)		Payout value on vesting ($)	Value on the date of grant (2018) ($)	Difference between grant value and payout value

Brian Porter	84,686	+	14,184	=	98,870	x	0.89	x	82.59	=	7,267,465	6,000,000	21%

Rajagopal Viswanathan	5,646	+	946	=	6,591	x	0.89	x	82.59	=	484,498	400,000	21%

Ignacio Deschamps[1]	41,797	+	7,001	=	48,797	x	0.89	x	82.59	=	3,586,861	2,960,000	21%

Jake Lawrence	11,122	+	1,863	=	12,985	X	0.89	x	82.59	=	954,460	788,000	21%

Dan Rees	13,324	+	2,232	=	15,556	x	0.89	x	82.59	=	1,143,415	944,000	21%

1.

Mr. Deschamps received payout of both the 2018 PSU award and his additional PSU award which was granted in early fiscal 2019. The additional PSU award vested on November 30, 2021 with the same performance criteria as the 2018 PSU award. The value on the date of the grant is based on the weighted average grant price of the two awards. See summary compensation table on page 108.

How we calculated the performance factor

We use two steps to calculate the performance factor for the PSU payout: absolute performance against our ROE targets, and relative performance (our TSR compared to our performance comparator group over the three-year period).

Absolute performance factor – ROE

Our three-year average ROE is net income less preferred share dividends, expressed as a percentage of average common shareholders’ equity. ROE is assessed each year against an annual objective, which is in line with the expected earnings target.

	performance factor 0	performance factor 75	performance factor 100	[1]	performance factor 125	actual performance	[2]		Absolute performance factor (3-year average)

2021	5.9%	10.5%	11.7%		12.9%	15.0% ▶		171

2020	6.7%	12.0%	13.3%		14.6%	10.4% ▶		53	103[3]

2019	7.4%	13.3%	14.8%		16.3%	13.9% ▶		85

1.

Please refer to page 95 for a description of the bank’s historical performance context and how our 2021 earnings targets have been set. Our 2021 ROE target set in November 2020 was viewed at the time as appropriately aggressive in the context of the unprecedented uncertainty of the operating environment due to the pandemic and was set 12.5% above the prior year’s actual ROE.

2.

Financial results are presented on an adjusted basis and are non-GAAP measures. Please refer to pages 17-25 of the 2021 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein.

3.

The overall ROE factor represents a three-year average and can range from 0 - 125. Annual performance is assessed using straight-line interpolation between and extrapolation above the specified ranges. A threshold of 50% of target ROE must be achieved in order to yield an annual factor above 0.

Relative performance factor – TSR

Our relative TSR is the appreciation in our share price plus dividends reinvested over the three-year period, using the 20 trading-day average closing share price of our common shares on the TSX, compared to the TSR delivered by our performance comparator group. The relative performance factor is calculated by measuring the performance gap between the bank’s 3-year TSR and the median of our performance peer group’s 3-year TSR, multiplied by a constant factor. The lowest factor that can be determined by the formula is 75%, however, the committee may, in its discretion, reduce the factor below this level, including down to zero.

	TSR performance target (peer group median	)	actual performance	Relative performance factor

Three-year TSR	48.6%		30.3%	75

After discussion and deliberation, the committee concluded that the relative performance factor should remain unchanged at 75, resulting in an overall performance factor of 89. Based on a review of performance over the past three years, the Chief Risk Officer concluded that no risk adjustment to the PSU performance factor was required.

Management proxy circular	99

BRIAN J. PORTER, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Brian J. Porter Toronto, Ontario, Canada

Brian Porter assumed the role of President and CEO on November 1, 2013.

Mr. Porter is accountable to the board of directors for developing, communicating and implementing the strategic direction, goals and core values for Scotiabank that maximize shareholder value and returns, and meeting the needs of the bank’s other key stakeholders including customers, employees and communities. His responsibilities include the development and execution of the bank’s strategy, compliance with all governance and regulatory requirements, and the overall financial performance of Scotiabank.

2021 Performance

Over the year, as detailed below, Mr. Porter demonstrated strong and consistent leadership to bring the bank together to overcome challenges – from the ongoing COVID-19 pandemic, to economic and geopolitical volatility across the world. He maintained an unwavering commitment to deliver for our customers, employees, communities and shareholders.

Highlights of our financial results are presented below:

	2021[1]	2020[1]	Change
Total revenue	$31,252 million	$31,139 million	0.4%
Net income after tax	$10,169 million	$6,961 million	46.1%
Return on equity	15.0%	10.4%	460 bps
Diluted earnings per share	$7.87	$5.36	46.8%

1.   Financial results are presented on an adjusted basis and are non-GAAP measures. Please refer to pages 17-25 of the 2021 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein.

The table below summarizes Mr. Porter’s accomplishments relative to key performance objectives established at the beginning of the fiscal year:

Performance objectives / strategic deliverables	Results

Drive shareholder value	Exceeded all financial metrics and delivered 15% ROE medium-term target with enhanced earnings quality.

Promote a customer-first mindset

Provided leadership to ensure exceptional customer experience by personalizing offerings, building best-in-class advice capabilities, and making it easy to do business with the bank.

Advanced all-bank customer satisfaction as measured by Net Promoter System.

Enable high-performance culture and strengthen leadership team to support the bank’s long-term success

Enhanced the performance orientation across the bank.

Developed and coached talent across the bank’s global footprint while strengthening the bank’s position on diversity, equity and inclusion and, where we operate, becoming a workplace of choice for the diverse communities that we serve.

Advance key aspects of digital, data, analytics, and technology	Provided guidance and leadership to simplify the customer experience, ensure the highest level of security standards, improve stability, and enhance the relationship with our customers through our investments in digital, data, analytics, and technology.

Demonstrate responsibility towards our communities

Deepened the bank’s commitment to strengthening communities across our footprint by launching ScotiaRISE – an investment of $500 million over the next ten years to promote economic resilience among disadvantaged groups.

Made great strides towards our commitment to reach net-zero carbon emissions by 2050, including ongoing work to establish bank-wide, quantitative, time-bound targets for reducing greenhouse gas emissions associated with our lending activities, and launching our inaugural Net Zero Research Fund.

Notable aspects of Mr. Porter’s performance during fiscal 2021 include:

•  rolling out innovative new products and services across our business lines to meet our customers’ needs by continuing to invest in products to know our customer, providing exceptional advice and a best-in-class banking experience

•  advancing our technology modernization roadmap and operational effectiveness with strong operational performance across fraud, collections, contact centres, and business services

•  closing the largest sustainable bond offering by a Canadian corporate or financial entity at time of offering

•  launching ScotiaRISE – an investment of $500 million over the next ten years to promote economic resilience among disadvantaged groups

•  maintaining strong employee engagement with an all-bank score of 88%, up 4% from 2020

•  establishing an all-bank diversity, equity and inclusion strategy and developing renewed five-year diversity targets and improving the depth and diversity of the bank’s leadership pool through coaching and development – particularly with regard to gender diversity, where the bank’s vice presidents and above are now comprised of 37% women globally (a 10% increase in the last seven years) and 41% women in Canada (an 8% increase in the last seven years)

•  providing guidance to all levels of government on a range of matters, including financial relief for Canadians, productivity and economic resilience, green infrastructure, childcare and support for working mothers, vaccination and return to office.

100	Scotiabank

EXECUTIVE COMPENSATION

President and CEO compensation

The board sets the President and CEO’s target and compensation mix based on the following – the target and actual compensation of peer bank CEOs, the size and geographic breadth and complexity of the business, his performance and experience in the role, and the bank’s overall performance under his leadership. The President and CEO’s target compensation for 2021 was set at $11.75 million, comprised of $1.3 million in fixed compensation (base salary) and $10.45 million in variable compensation.

At year end, Mr. Porter’s performance is assessed on all-bank performance as measured against the three corporate performance metrics included in the BPF, and on his achievement of key strategic and organizational deliverables. The committee determines the compensation of the President and CEO taking into account the broader context of the bank’s performance, the shareholder experience and the external regulatory and economic environment.

In respect of individual performance for 2021, the board recognized Mr. Porter’s strong leadership and high level of individual performance during a complex year and his effective delivery of key strategic deliverables.

The BPF of 114 was determined by the committee to reflect a fair and accurate assessment of the bank’s overall performance, as well as the performance of its business lines and functions. As described in the total variable compensation (TVC) section on page 89, the portion of the BPF above 100 is halved for the President and CEO, resulting in a BPF applicable to Mr. Porter of 107.

Mr. Porter has successfully demonstrated vision and leadership of the bank’s strategic repositioning over the last number of years, including expanding the Global Wealth Management business while exiting over 20 businesses and markets. However, the President and CEO and the board also recognize that the bank’s valuation has been impacted by the differential impact of the pandemic and recent geopolitical events in the key markets in International Banking, principally Peru, Mexico and Chile. The impact of these factors has preceded the realization of the benefits of the corporate actions taken. This has resulted in shareholder returns below that of our peers over this period. The repositioning is expected to benefit the bank commencing 2022.

Based on the considerations outlined above, when determining the compensation for Mr. Porter, the board made a one-time adjustment to the 2021 total direct compensation that would be delivered by the application of the BPF of 107 and an individual performance factor of 107 in respect of his personal performance, reducing the total variable compensation by approximately 10% to recognize the sustained medium-term shareholder experience. With the application of this adjustment, the board awarded Mr. Porter total direct compensation of $11.363 million which is approximately $1.119 million below the total direct compensation that would be delivered by the application of the BPF and his personal performance, resulting in total direct compensation which is 97% of his target for 2021.

	2021			2020

	Actual	Target	Actual	Target

Base salary	$1,300,000	$1,300,000	$1,300,000	$1,300,000

Total variable compensation	$10,063,000	$10,450,000	$8,569,000	$9,900,000

Cash	$2,516,000	$2,613,000	$2,142,000	$2,475,000

Deferred[1]	$7,547,000	$7,837,000	$6,427,000	$7,425,000

Total direct compensation	$11,363,000	$11,750,000	$9,869,000	$11,200,000

1.   Awarded 80% in performance share units and 20% in stock options.

President and CEO target compensation for 2022

Annually the committee reviews our President and CEO’s target compensation considering market compensation levels, and the scale, scope and complexity of the bank. The board made no change to Mr. Porter’s total variable compensation target for fiscal 2022.

Share ownership (as at October 31, 2021)

Values are based on $81.14, the closing price of our common shares on the TSX on October 31, 2021.

Common shares	DSUs	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement

$11,175,853	$1,657,224	$21,674,607	$34,507,685	27x	yes

Management proxy circular	101

President and CEO compensation awarded vs. realized and realizable pay

The table below compares the compensation awarded to Mr. Porter over the past five years and the value realized or realizable as at December 31, 2021.

We also compare the compensation values to the value earned by shareholders, indexed to $100 to show a meaningful comparison.

Overall, the value shareholders received over the last five years has exceeded the President and CEO’s realized and realizable compensation. The realized and realizable value includes salary and cash incentive awards, the value at vesting of share units granted and the current value of units that are outstanding, the value of stock options exercised during the period and the value of outstanding stock options that are in-the-money. The values in this table can vary significantly from year to year based on changes in share price, when the awards vest and when stock options are exercised.

President and CEO compensation awarded vs. realized and realizable pay from 2017 to 2021

The realized and realizable pay analysis shows that the bank’s compensation program has performed as intended, reinforcing accountability by clearly aligning compensation with individual and bank performance. The compensation realized and realizable at each year end over the past five years fluctuates with Scotiabank’s share performance, as the majority of the President and CEO’s direct compensation is deferred and at risk.

	Compensation awarded[1] ($ millions)	Compensation realized and realizable ($ millions) as at December 31						Value of $100
		2017	2018	2019	2020	2021	Period	Porter[2]	Shareholders[3]

2017	10.9	9.2	8.5	9.2	7.5	8.5	Oct 31, 2016 to Dec 31, 2021	78	159

2018	11.2		9.5	10.4	10.2	13.6	Oct 31, 2017 to Dec 31, 2021	122	133

2019	10.6			9.0	9.0	13.2	Oct 31, 2018 to Dec 31, 2021	125	150

2020	9.9				9.2	14.7	Oct 31, 2019 to Dec 31, 2021	149	134

2021	11.4					11.1	Oct 31, 2020 to Dec 31, 2021	97	172

							Average	114	149

1.	Including salary received during the year and variable compensation awarded at year end for performance during the year.
2.	The compensation realized or realizable by Mr. Porter for each $100 awarded in total direct compensation during the fiscal year indicated.
3.	The cumulative value of $100 invested in Scotiabank common shares on the first trading day of the period indicated, assuming reinvestment of dividends.

President and CEO realized and realizable compensation

The graph to the right shows the President and CEO’s realized and realizable compensation over the last five years and demonstrates the relationship between shareholder returns and President and CEO compensation. Realized compensation includes base salary, the annual cash incentive awarded, the value of stock options exercised and the payout of PSUs. Realizable compensation includes the change in value of outstanding PSUs and unexercised stock options.

•   When outstanding equity awards are realized in the future, their value will be fully aligned with the shareholder experience and will reflect the success of the bank’s progress in its key strategic areas. Variable compensation makes up 89% of the President and CEO’s package and the realized value will fully reflect performance.

• Cumulative President and CEO realized and realizable pay increased modestly from 2020 to 2021, in line with the rebound in Scotiabank and TSX Composite returns.

102	Scotiabank

EXECUTIVE COMPENSATION

RAJAGOPAL VISWANATHAN, GROUP HEAD AND CHIEF FINANCIAL OFFICER

Rajagopal Viswanathan Oakville, Ontario, Canada

Rajagopal (Raj) Viswanathan was appointed Group Head and Chief Financial Officer on December 1, 2019. In this role, Mr. Viswanathan leads the Finance Department, including investor relations, strategic transactions and review, taxation, economics, procurement and group treasury functions, as well as enterprise strategy.

Mr. Viswanathan joined Scotiabank in 2002 and has held progressively senior positions in internal audit and finance since that time. In 2018, he was appointed Executive Vice President and Chief Financial Officer, establishing key processes for planning and analysis to support business decisions, and leading opportunities to enhance shareholder returns. Prior to this role, Mr. Viswanathan was Senior Vice President and Chief Accountant, responsible for overseeing the chief accountant’s group which includes responsibilities for: capital management, accounting policies and procedures, and financial analysis and reporting. Mr. Viswanathan also led the bank’s multi-year finance transformation project.

2021 Performance

Scotiabank continued to deliver against its strategic objectives this year under Mr. Viswanathan’s leadership in the following notable ways:

Performance objectives / strategic deliverables	Results

Enable revenue growth	Exceeded all financial metrics, with significant contributions from Treasury. Enabled sharp focus on expense management with overall bank expenses flat year-over-year.

Increase frequency of coverage by investors and rating agencies	Continued to increase engagement with investors by increasing the number of investor meetings and economic forecast reports with insightful views on financial matters in an uncertain economic and social environment.

Build diverse and inclusive teams

Demonstrated leadership in maintaining strong focus in support of equity deserving groups and achieved strong employee engagement.

Made key leadership changes to strengthen the bench and enhance succession plans.

Cultivate a robust control and governance environment	Actively managed capital and liquidity to maintain strong position. Optimized regulatory reporting and improved forecasting process.

2021 Compensation

	2021	2020
Base salary	$550,000	$550,000
Total variable compensation	$2,810,000	$2,550,000
Cash	$843,000	$765,000
Deferred[1]	$1,967,000	$1,785,000
Total direct compensation	$3,360,000	$3,100,000

1. Awarded 80% in performance share units and 20% in stock options.
Salary for 2021
Mr. Viswanathan’s base salary remained at $550,000 for fiscal 2021.
Total variable compensation
Mr. Viswanathan’s 2021 total direct compensation target has been positioned in recognition of his development in the role and relative to peers. Mr. Viswanathan’s actual 2021 total direct compensation has been determined considering his considerable growth and development in his role as Group Head and Chief Financial Officer and strong individual performance in 2021 and recognizing the overall performance of the bank. A significant portion of his total variable compensation award was allocated in deferred compensation to reward for sustained future performance.

Share ownership (as at October 31, 2021)

Values are based on $81.14, the closing price of our common shares on the TSX on October 31, 2021.

Common shares	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
$1,864,605	$3,736,702	$5,601,307	10x	yes

Management proxy circular	103

IGNACIO “NACHO” DESCHAMPS, GROUP HEAD, INTERNATIONAL BANKING AND DIGITAL TRANSFORMATION

Ignacio Deschamps Toronto, Ontario, Canada

As a Group Head with executive responsibility for International Banking, Mr. Deschamps is responsible for all of the International Bank’s personal, small business and commercial banking operations globally outside of Canada. Mr. Deschamps also has executive responsibility for leading the digital transformation of Scotiabank, reimagining and simplifying the customer experience, working in partnership with key executives across the bank.

Mr. Deschamps was hired as Strategic Advisor to the CEO, Digital Banking in January 2016. He was subsequently appointed Group Head, International Banking and Digital Transformation in March 2016.

2021 Performance

Mr. Deschamps is responsible for leading the bank’s digital transformation efforts and made significant progress on key performance metrics, including customer experience, increasing digital sales, digital adoption and non-branch financial transactions.

International Banking delivered adjusted net income attributable to equity holders of $1,855 million, an increase of 62%[1]. The increase was due largely to lower provision for credit losses and non-interest expenses driven by strong digital progress, partially offset by lower revenues, higher income taxes, the impact of divested operations, and the negative impact foreign currency translation. As economic conditions evolved throughout the year, International Banking continued to optimize its footprint, lead in customer focus and digital offerings and accelerated key growth drivers, including corporate and commercial business loans, deposit growth, and wealth management.

The adjusted financial results of International Banking are presented below:

	2021[1]	2020[1]	Change

Total revenue	$9,618 million	$10,810 million	(11.0%)

Net income attributable to equity holders	$1,855 million	$1,148 million	61.6%

Return on equity	10.6%	5.8%	480 bps

1.   Financial results are presented on an adjusted basis and are non-GAAP measures. Please refer to pages 17-25 of the 2021 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein.

The table below summarizes Mr. Deschamps’ results relative to key performance objectives established for 2021:

Performance objectives / strategic deliverables	Results

Achieve profit plan goals	Delivered on key earnings metrics, while improving deposit mix and accelerating fee business and revenue growth drivers.

Progress against strengthening the core and internal controls objectives	Enabled new systems and methodology to enhance third-party management. Delivered on conduct risk strategy. Maintained operational losses below risk appetite threshold.

Enhance leadership and improve employee engagement	Progressed on gender diversity in leadership positions and achieved strong employee engagement.

Achieve Pacific Alliance countries’ digital targets	Accelerated digital adoption to increase digital sales and revenue, and increased sales force productivity.

2021 Compensation

	2021	2020
Base salary	$600,000	$600,000
Total variable compensation	$3,870,000	$3,887,000
Cash	$1,161,000	$1,166,100
Deferred[1,2]	$2,709,000	$2,720,900
Total direct compensation	$4,470,000	$4,487,000

1. Awarded 80% in performance share units and 20% in stock options. 2. Mr. Deschamps also received an additional PSU award, see summary compensation table on page 108.
Salary for 2021

Mr. Deschamps’ salary remained at $600,000 for fiscal 2021.

Total variable compensation

Mr. Deschamps’ total direct compensation for 2021 takes into account his target compensation and strong individual performance while considering both the overall performance of the bank and also the financial results of International Banking. A significant portion of his total variable compensation award was allocated in deferred compensation to reward for sustained future performance.

Share ownership (as at October 31, 2021)

Values are based on $81.14, the closing price of our common shares on the TSX on October 31, 2021.

Common shares	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement

$405,700	$11,123,825	$11,529,525	19x	yes

104	Scotiabank

EXECUTIVE COMPENSATION

JAKE P. LAWRENCE, CEO AND GROUP HEAD, GLOBAL BANKING AND MARKETS

Jake Lawrence Toronto, Ontario, Canada

Jake Lawrence was appointed CEO and Group Head, Global Banking and Markets on January 1, 2021. In this role, Mr. Lawrence is responsible for overall leadership of the Global Banking and Markets business line and strategy, focused on building alignment across product groups and priority markets to best serve our clients throughout our global footprint.

Mr. Lawrence joined Scotiabank in 2002 and has held progressively senior roles in the finance, group treasury and Global Banking and Markets teams. He was previously Co-Group Head, Global Banking and Markets since 2018 and prior to that was Executive Vice President and Head of Global Banking and Markets in the U.S. Prior to moving into Global Banking and Markets, Mr. Lawrence served as Senior Vice President and Deputy Treasurer, responsible for Scotiabank’s wholesale funding activities, including securitization and regulatory capital, as well as liquidity management. Mr. Lawrence also served as Senior Vice President, Investor Relations for the bank, and was responsible for the coordination of the office of Scotiabank’s President and CEO and related communications activities.

2021 Performance

Global Banking and Markets adjusted net income attributable to equity holders was $2,075 million, an increase of 2%[1]. Higher income in business banking, lower provisions for credit losses and lower expenses were partially offset by lower income in capital markets.

The adjusted financial results for Global Banking and Markets are presented below:

	2021[1]	2020[1]	Change

Total revenue	$5,023 million	$5,484 million	(8.4%)

Net income attributable to equity holders	$2,075 million	$2,034 million	2.0%

Return on equity	16.5%	15.4%	110 bps

1.   Financial results are presented on an adjusted basis and are non-GAAP measures. Please refer to pages 17-25 of the 2021 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein.

The table below summarizes Mr. Lawrence’s results relative to key performance objectives established for 2021:

Performance objectives / strategic deliverables	Results

Deliver solid financial results	Exceeded targets on strategic plan focused on client, product and geography. Increased direct revenue growth from sustainable finance.

Strengthen risk culture and internal controls	Maintained focus on enhancing regulatory and risk oversight.

Enable a high-performance culture	Strengthened leadership focus and capabilities through targeted development initiatives. Increased women in leadership positions and expanded diversity, equity and inclusion strategy.

Strengthen capital markets offerings and linkages across Global Banking and Markets’ products and geographies	Launched, delivered and marketed unifying cross-asset electronic trading platform and grew digital client adoption.

Build top-tier local and cross-border Pacific Alliance business	Implemented key strategic technology platforms and operating model changes and strengthened front-office alignment.

2021 Compensation

	2021	2020
Base salary	$600,000	$500,000
Total variable compensation	$6,150,000	$3,500,000
Cash	$1,845,000	$1,050,000
Deferred[1]	$4,305,000	$2,450,000
Total direct compensation	$6,750,000	$4,000,000

1. Awarded 80% in performance share units and 20% in stock options.
Salary for 2021
Effective November 1, 2020, Mr. Lawrence’s salary was increased to $600,000.
Total variable compensation
Mr. Lawrence’s 2021 total direct compensation target has been positioned in recognition of his development in the role and positioning relative to peers. At the time of his appointment, it was anticipated that his target compensation would be increased over time considering his performance and positioning relative to peers. Mr. Lawrence’s actual 2021 total direct compensation, which is up 69% year-over-year, has been determined considering the strong absolute and relative performance of Global Banking and Markets in 2021, and Mr. Lawrence’s considerable growth and strong individual performance in the role since his appointment.

Share ownership (as at October 31, 2021)

Values are based on $81.14, the closing price of our common shares on the TSX on October 31, 2021.

Common shares	PSUs	Total value	As a multiple of cash compensation	Meets share ownership requirement

$268,858	$5,489,478	$5,758,336	3x	yes

Management proxy circular	105

DAN REES, GROUP HEAD, CANADIAN BANKING

Dan Rees Toronto, Ontario, Canada

Dan Rees was appointed Group Head, Canadian Banking in June 2019. In this role, Mr. Rees leads our Personal and Commercial Banking and Insurance businesses in Canada.

Mr. Rees first joined Scotiabank in 2000 and has held a number of increasingly senior roles in Canadian Banking, Wealth Management, Global Banking and Markets, Global Risk Management and International Banking. Prior to his current role he was Group Head, Operations until June 2019, responsible for developing a bank-wide approach to efficiency and continuous improvement and for ensuring that key functional areas partner effectively with the business lines to improve our customer experience.

2021 Performance

Canadian Banking adjusted net income attributable to equity holders was $4,171 million, an increase of 60%[1]. The increase was due primarily to lower provision for credit losses and higher revenues driven by non-interest income and strong loan growth.

The adjusted financial results of Canadian Banking are presented below:

	2021[1]	2020[1]	Change

Total revenue	$10,898 million	$10,299 million	5.8%

Net income attributable to equity holders	$4,171 million	$2,604 million	60.2%

Return on equity	25.3%	15.5%	980 bps

1.   Financial results are presented on an adjusted basis and are non-GAAP measures. Please refer to pages 17-25 of the 2021 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein.

The table below summarizes Mr. Rees’ results relative to key performance objectives established for 2021:

Performance objectives / strategic deliverables	Results

Improve sustained business performance

Delivered strong performance significantly exceeding financial metrics.

Improved competitive positioning and formed a stable foundation for sequential growth.

Improved organic retail business growth through multiple channels.

Achieve superior customer experience

Elevated customer experience across all channels to improve customer satisfaction.

Enhanced digital products and services to drive digital adoption and increase customers’ digital usage.

Expanded referral program across the businesses to holistically serve customers’ needs.

Instill a winning team culture

Strengthened leadership bench and fostered culture of inclusion by building diverse teams across all levels.

Improved employee engagement and retention of top talent across retail and commercial salesforce.

2021 Compensation

	2021	2020
Base salary	$600,000	$600,000
Total variable compensation	$3,850,000	$3,350,000
Cash	$1,155,000	$1,005,000
Deferred[1]	$2,695,000	$2,345,000
Total direct compensation	$4,450,000	$3,950,000

1. Awarded 80% in performance share units and 20% in stock options.
Salary for 2021
Mr. Rees’ salary remained unchanged at $600,000 for 2021.

Total variable compensation

Mr. Rees’ 2021 total direct compensation target has been positioned in recognition of his development in the role and positioning relative to peers. Mr. Rees’ actual 2021 total direct compensation has been determined considering his considerable growth and strong individual performance in the role since his appointment and recognizing the financial performance of Canadian Banking in 2021. A significant portion of his total variable compensation award was allocated in deferred compensation to reward for sustained future performance.

Share ownership (as at October 31, 2021)

Values are based on $81.14, the closing price of our common shares on the TSX on October 31, 2021.

Common shares	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement

$1,721,914	$5,936,625	$7,658,539	13x	yes

106	Scotiabank

EXECUTIVE COMPENSATION

6. Share performance and cost of management

SHARE PERFORMANCE

The graph compares our share performance to our performance comparator group, the Canadian stock market and total compensation awarded to our named executives for the past five years ending October 31, 2021. The total compensation awarded to our named executives is generally aligned to the bank’s operating performance, as well as to shareholder and TSX composite returns.

For comparison purposes, TSR assumes:

•  $100 was invested in Scotiabank common shares on November 1, 2016 and dividends were reinvested over the five-year period

•  $100 was also invested for each company in our performance comparator group and dividends were also reinvested over the same period (the graph shows the peer group median)

•  $100 was invested in the S&P/TSX Composite Index on the same date and dividends were also reinvested.

Cost of Management (Total NEO Pay vs TSR)

Our performance comparator group includes Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, TD Bank, and National Bank.

Total compensation includes base salary, the annual cash incentive plus the grant value of regular PSU and stock option awards for the top five named executives for the past five years (as disclosed in our circular for prior years).

TSR Index (2016 = 100)	2016	2017	2018	2019	2020	2021

Scotiabank TSR	100	120	110	121	96	144

Peer Group Median TSR	100	125	130	140	123	190

S&P/TSX Composite TSR	100	111	108	122	119	165

Total compensation paid to our NEOs ($ millions)	31	35	33	35	29	32

COST OF MANAGEMENT

Cost of management is a measure we and other Canadian financial institutions use to show how corporate performance compares to compensation awarded to senior officers. We calculate the ratio by dividing total compensation awarded to our named executives by net income for each of the last five years:

•  total compensation includes salary, total variable compensation including the cash portion and the grant value of PSUs and stock options, the compensatory portion of the change in the accrued pension obligation in the year, and all other regular compensation as reported in the summary compensation table (the 2018 and 2019 figures include the total compensation for only the top five paid named executives for comparison purposes, although six named executives were disclosed in both fiscal years)

•  net income as reported in the consolidated statement of income for each of the last five fiscal years

•  cost of management in 2021 was above 2020, but below 2017, 2018 and 2019 total compensation awarded to named executives

	Total compensation awarded to named executives ($ millions)	Net income after tax ($ millions)	Cost of management (%)

2021[1]	32.3	10,169	0.32%

2020[1]	29.4	6,961	0.42%

2019[1]	34.7	9,409	0.37%

2018[1]	33.3	9,144	0.36%

2017	35.2	8,243	0.43%

1.

2021 net income was adjusted for the impact of restructuring and other provisions, as well as acquisition and divestiture-related costs of $214 million (reported results: $9,955 million). Please refer to pages 17-25 of the 2021 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein. 2020 net income was adjusted for the impact of acquisition and divestiture-related costs of $108 million (reported results: $6,853 million). 2019 net income was adjusted for the impact of acquisition and divestiture-related costs of $611 million (reported results: $8,798 million). 2018 net income was adjusted for the impact of acquisition-related costs of $420 million (reported results: $8,724 million). See page 120 for definitions of the bank’s business performance measures.

Management proxy circular	107

2021 Executive compensation details

SUMMARY COMPENSATION TABLE

The table below shows the total compensation each NEO earned in the last three fiscal years. We report the share and option awards granted after the end of the fiscal year to reflect decisions made during the 2021 compensation review, rather than awards granted at the outset of fiscal 2021 from the 2020 compensation review. We do not offer long-term, non-equity incentive compensation to our NEOs.

Named executive	Year	Fiscal Salary[4] ($)	Share awards[5] ($)	Option awards[6] ($)	Annual incentive plan[7] ($)	Pension value[8] ($)	All other compensation[9] ($)	Total compensation ($)

Brian J. Porter	2021	1,300,000	6,038,000	1,509,000	2,516,000	812,000	4,152	12,179,152
President and Chief Executive Officer	2020	1,300,000	5,142,000	1,285,000	2,142,000	2,349,000	3,588	12,221,588
	2019	1,300,000	5,587,200	1,396,800	2,328,000	2,018,000	3,496	12,633,496

Rajagopal Viswanathan	2021	550,000	1,573,600	393,400	843,000	164,000	4,152	3,528,152
Group Head, Chief Financial Officer[1]	2020	550,000	1,428,000	357,000	765,000	793,000	3,588	3,896,588
	2019	500,000	1,056,000	264,000	880,000	551,000	3,496	3,254,496

Ignacio Deschamps	2021	600,000	2,567,200	541,800	1,161,000	187,542	0	5,057,542
Group Head, International Banking & Digital Transformation	2020	600,000	2,576,720	544,180	1,166,100	179,510	0	5,066,510
	2019	600,000	3,099,200	674,800	1,446,000	145,366	0	5,965,366

Jake Lawrence	2021	600,000	3,444,000	861,000	1,845,000	158,000	45,306	6,953,306
CEO and Group Head, Global Banking and Markets[2]	2020	500,000	1,960,000	490,000	1,050,000	149,000	45,945	4,194,945
	2019	447,945	1,484,000	371,000	795,000	422,000	43,103	3,563,048

Dan L. Rees	2021	600,000	2,156,000	539,000	1,155,000	142,000	4,152	4,596,152
Group Head, Canadian Banking[3]	2020	600,000	1,876,000	469,000	1,005,000	135,000	3,588	4,088,588
	2019	570,959	1,780,800	445,200	954,000	100,000	3,496	3,854,455

1.

Mr. Viswanathan was appointed Group Head and Chief Financial Officer effective December 1, 2019. Prior to this role he was Executive Vice President (EVP) and Chief Financial Officer effective November 1, 2018.

2.	Mr. Lawrence was appointed CEO and Group Head, Global Banking and Markets effective January 1, 2021. Prior to this role, he was Co-Group Head, Global Banking and Markets.

3.	Mr. Rees was appointed Group Head, Canadian Banking effective June 1, 2019. Prior to this role he was Group Head, Operations.

4.

Mr. Lawrence’s 2019 salary is based on his role as EVP and Head, Global Banking and Markets, U.S. from November 1, 2018 to November 30, 2018 and his role as Co-Group Head, Global Banking and Markets from December 1, 2018 to October 31, 2019.

Mr. Rees’ 2019 salary is based on his role as Group Head, Operations from November 1, 2018 to May 31, 2019 and his role as Group Head, Canadian Banking from June 1, 2019 to October 31, 2019.

5.

For compensation purposes, we value PSU awards using the 20-trading day average closing price of our common shares at the time of grant to smooth out short-term aberrations in the share price. The accounting fair value is based on the closing price of our common shares on the TSX on the grant date. 100% of the payout value of the PSU award is based on performance criteria on vesting.

The accounting fair value of each 2021 PSU award is approximately 2.5% more than the compensation value shown in the summary compensation table, 6.4% more for 2020 and 1.7% less for 2019.

	Grant date	Grant date fair value	Accounting fair value
2021	December 2	$82.59	$84.65
2020	December 3	$62.40	$66.40
2019	December 2	$75.97	$74.68

Mr. Deschamps’ fiscal 2021 share awards include a PSU award of $2,167,200 based on his 2021 performance and an additional PSU award of $400,000 granted in January 2021 to replace annual allowances previously received in cash. These additional units vest on the same performance criteria as his 2020 PSU award and will vest in November 2023.

Mr. Deschamps’ fiscal 2020 share awards include a PSU award of $2,176,720 based on his 2020 performance and an additional PSU award of $400,000 granted in January 2020 to replace annual allowances previously received in cash. These additional units vest on the same performance criteria as his 2019 PSU award and will vest in November 2022.

Mr. Deschamps’ fiscal 2019 share awards include a PSU award of $2,699,200 based on his 2019 performance and an additional PSU award of $400,000 granted early in fiscal 2019 to replace annual allowances previously received in cash. These additional units vested on the same performance criteria as his 2018 PSU award in November 2021.

6.	We use the Black-Scholes model to value stock option awards.

Similar to 2019 and 2020, the fair value of option awards granted in 2021 is based on a five-year average compensation fair value.

Compensation fair value is different than the accounting fair value disclosed in our financial statements and the following assumptions were used:

	Term	Share price volatility	Dividend yield	Risk- free rate
2021	10 years	18.4%	4.31%	1.69%
2020	10 years	18.9%	4.19%	0.65%
2019	10 years	14.7%	3.99%	1.41%

108	Scotiabank

EXECUTIVE COMPENSATION

The assumptions used to calculate the accounting fair value of the 2021 option awards are different in two ways:

•	we used an expected life of 6.99 years, instead of the full term of 10 years, in accordance with IFRS 2, Share-based Payment
•	we based volatility on historic and implied volatility and the current dividend yield.

The accounting fair value of each 2021 stock option award is approximately 15% less than the compensation value shown in the summary compensation table, 42% less for 2020 and 59% less for 2019.

As the compensation fair value is greater, we award fewer options than if we had used the accounting fair value, which results in less dilution. The table below shows the differences in the compensation and accounting fair values as a percentage of the grant price.

	Grant date	Grant price	Compensation fair value (as a % of the grant price)	Accounting fair value (as a % of the grant price)
2021	December 9	$85.46	10.3%	8.8%
2020	December 10	$68.36	11.2%	6.6%
2019	December 5	$74.34	12.5%	5.1%

7.	Annual incentive plan is the annual cash incentive (non-equity incentive plan compensation) earned by the named executives.

8.	Pension value is the compensatory change described on page 114.

The amounts are calculated using actuarial methods and assumptions consistent with those used for calculating pension obligations and annual expenses as disclosed in our consolidated financial statements. The most significant assumption is the discount rate used to determine the accrued obligation, which is set based on yields on high quality corporate bonds with matching durations. The remaining assumptions reflect our best estimate of future events, so the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other companies.

The compensatory change amount fluctuates from year to year, even in cases where an executive accrues a flat pension amount, due to changes in market conditions.

The decline in corporate bond yields, the discount rate used to measure the compensatory change, was 10 bps lower in fiscal 2021 than the prior year, leading to higher compensatory change amounts this year. On March 1, 2021 Mr. Porter attained his normal retirement age (63) under the Scotiabank pension arrangements. Scotiabank’s current retirement assumption for all participants in the executive pension plans (including Mr. Porter) is 100% pension commencement at normal retirement age or, if beyond normal retirement age, the end of the following fiscal year. As such, for fiscal 2021 a partial year of service cost is included as compensatory change in respect of the period from November 1, 2020 through March 1, 2021. The service cost for the remainder of 2021 is included as non-compensatory change as it is related to a change in the accrued benefit obligation due to Mr. Porter continuing employment beyond the expected retirement date based on current assumptions and not related to salary and bonus decisions and/or promotions.

9.	All other compensation includes perquisites and other taxable benefits. In 2021 these amounts total less than $50,000 and 10% of the salary of each named executive, and are therefore not disclosed.

The amounts shown for Mr. Porter, Mr. Viswanathan and Mr. Rees in all years are Scotiabank’s contribution to ESOP. These named executives participate in the plan on the same terms as our other employees. Employees can purchase our common shares and the bank contributes an additional 60% to the purchase up to specified limits.

Amounts in this column do not include dividend equivalents earned on PSU awards because dividends are factored into the fair value calculation at the time of grant.

In 2021, Mr. Lawrence’s all other compensation includes $3,450 for Scotiabank’s contribution to ESOP and $41,856 for expenses related to his travel to the United States. Mr. Lawrence’s all other compensation for 2020 and 2019 has been updated to include U.S. travel-related expenses, which were inadvertently excluded from the FY2020 disclosure. 2020 includes $3,588 for Scotiabank’s contribution to ESOP and $42,357 for travel expenses. 2019 includes $3,496 for Scotiabank’s contribution to ESOP and $39,607 for travel expenses. Amounts related to travel were paid in USD and converted to Canadian dollars using the fiscal year average exchange rate of: USD 1.00 = CAD 1.2572 for 2021, USD 1.00 = CAD 1.3445 for 2020 and USD 1.00 = CAD 1.3286 for 2019.

Management proxy circular	109

INCENTIVE PLAN AWARDS

Outstanding share and option awards

The table below includes awards granted previously as at October 31, 2021:

•   the value of unexercised in-the-money options equals the closing price of our common shares on October 31, 2021 ($81.14) minus the exercise price of the option awards, multiplied by the number of outstanding options

•   the value of unvested PSU awards on October 31, 2021 equals the closing price of our common shares on October 31, 2021 ($81.14) multiplied by the number of units outstanding. This table values the PSUs using performance at target (factor of 100), however, the number of PSUs that may vest can range from 0 to 125 of target for PSUs granted. The 2018 PSUs vested on November 30, 2021 and details on the valuation and performance factors for these awards are set out on page 99.

Outstanding share and option awards as at October 31, 2021

	Option-based awards					Share-based awards
	Grant date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Grant date	Plan	Number of share units that have not vested (#)	Market value of awards that have not vested ($)	Number of DSUs outstanding (all of these DSUs have vested)	Market or payout value of vested share unit awards not paid out or distributed

Brian Porter[1]						18/12/09	DSU			20,424	1,657,203
	08/12/14	150,944	68.32	08/12/24	1,935,102
	01/12/16	139,876	74.14	01/12/26	979,132
	07/12/17	119,756	81.81	07/12/27	–
	06/12/18	153,724	72.28	06/12/28	1,361,995	30/11/18	PSU	98,870	8,022,312
	05/12/19	150,314	74.34	05/12/29	1,022,135	02/12/19	PSU	81,904	6,645,691
	10/12/20	167,836	68.36	10/12/30	2,144,944	03/12/20	PSU	86,352	7,006,601
Total		882,450			7,443,308			267,126	21,674,604	20,424	1,657,203

Rajagopal Viswanathan	10/12/12	3,288	55.63	10/12/22	83,877
	09/12/13	7,144	63.98	09/12/23	122,591
	08/12/14	5,488	68.32	08/12/24	70,356
	03/12/15	6,252	60.67	03/12/25	127,978
	01/12/16	5,496	74.14	01/12/26	38,472
	07/12/17	4,956	81.81	07/12/27	–
	06/12/18	10,248	72.28	06/12/28	90,797	30/11/18	PSU	6,591	534,794
	05/12/19	28,410	74.34	05/12/29	193,188	02/12/19	PSU	15,480	1,256,047
	10/12/20	46,628	68.36	10/12/30	595,906	03/12/20	PSU	23,981	1,945,818
Total		117,910			1,323,165			46,052	3,736,659	–	–

Ignacio Deschamps						30/11/18	PSU	42,185	3,422,891
						02/01/19	PSU	6,613	536,579
						02/12/19	PSU	39,568	3,210,548
	06/12/18	65,588	72.28	06/12/28	581,110	02/01/20	PSU	6,012	487,814
	05/12/19	72,618	74.34	05/12/29	493,802	03/12/20	PSU	36,555	2,966,073
	10/12/20	71,076	68.36	10/12/30	908,351	04/01/21	PSU	6,162	499,985
Total		209,282			1,983,263			137,095	11,123,888	–	–

Jake Lawrence	10/12/12	2,980	55.63	10/12/22	76,020
	09/12/13	2,592	63.98	09/12/23	44,479
	03/12/15	5,684	60.67	03/12/25	116,351
	01/12/16	6,792	74.14	01/12/26	47,544
	07/12/17	8,268	81.81	07/12/27	–
	06/12/18	20,188	72.28	06/12/28	178,866	30/11/18	PSU	12,985	1,053,603
	05/12/19	39,926	74.34	05/12/29	271,497	02/12/19	PSU	21,754	1,765,136
	10/12/20	64,000	68.36	10/12/30	817,920	03/12/20	PSU	32,915	2,670,723
Total		150,430			1,552,677			67,654	5,489,462	–	–

Dan Rees[2]	05/12/11	8,512	49.93	05/12/21	265,660
	10/12/12	9,244	55.63	10/12/22	235,814
	09/12/13	8,576	63.98	09/12/23	147,164
	08/12/14	8,348	68.32	08/12/24	107,021
	03/12/15	9,094	60.67	03/12/25	186,154
	01/12/16	12,158	74.14	01/12/26	85,106
	07/12/17	12,802	81.81	07/12/27	–
	06/12/18	24,186	72.28	06/12/28	214,288	30/11/18	PSU	15,556	1,262,214
	05/12/19	47,910	74.34	05/12/29	325,788	02/12/19	PSU	26,105	2,118,160
	10/12/20	61,256	68.36	10/12/30	782,852	03/12/20	PSU	31,505	2,556,316
Total		202,086			2,349,847			73,166	5,936,689	–	–

1.	Mr. Porter chose to receive a percentage of his short-term incentives as DSUs. All of these DSUs are fully vested.
2.	The table above includes outstanding awards as of October 31, 2021, Mr. Rees subsequently exercised his 2011 stock option grant prior to expiry.

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EXECUTIVE COMPENSATION

Value vested or earned during the fiscal year

The table below shows the following for each named executive:

•  the total value that would have been realized on vesting of stock options during fiscal 2021 if the options had been exercised on the vesting date

•  the value of share awards received on vesting during fiscal 2021

•  the annual cash incentive compensation awards earned for 2021.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Annual incentive compensation – Value earned during the year ($)

Brian Porter	0	3,929,527	2,516,000

Rajagopal Viswanathan	0	162,601	843,000

Ignacio Deschamps	–	2,014,682	1,161,000

Jake Lawrence	0	271,327	1,845,000

Dan Rees	0	494,578	1,155,000

Option-based awards include the total value of stock options that vested during fiscal 2021 including 50% of the options granted on December 1, 2016 and December 7, 2017. The value equals the number of options that vested times the difference between the option exercise price and the closing share price on the vesting date.

Grant date	Exercise price	Vesting date	Closing share price on vesting date

December 1, 2016	$74.14	December 1, 2020	$65.00

December 7, 2017	$81.81	December 7, 2020	$67.22

Share-based awards include the value of PSUs that vested during fiscal 2021 and include dividend equivalents. Their realized value on vesting equals the number of units vested times the performance factor times the vesting price (the average closing price of our common shares on the TSX for the 20 trading days prior to the vesting date).

Vesting date	Performance factor	Vesting price

November 30, 2020	78%[1]	$62.40
1.	See pages 93 and 94 of our 2021 circular for information on how we calculated the performance factor.

Options exercised during fiscal 2021

Name	Grant date	Number of options	Exercise price	Realized value

Brian Porter	December 9, 2013	178,628	$ 63.98	$2,847,137
	December 3, 2015	147,776	$60.67	$ 2,161,024

Rajagopal Viswanathan	December 10, 2012	4,416	$ 55.63	$ 55,332

Securities authorized for issuance under equity compensation plans as at October 31, 2021

Shareholders must approve our stock option plan.

Other important points to note:

•  We stopped granting stock options to directors as of October 28, 2003.

•  When we acquired DundeeWealth Inc. (renamed HollisWealth Inc. and subsequently renamed 1985275 Ontario Inc.) on February 1, 2011, DundeeWealth stock options were converted to 1,293,308 options on our common shares based on the February 1, 2011 share price. The number of options and exercise prices are the sum and weighted average of our common shares to be issued for stock options granted under their employee and advisor share incentive plans. We will not be issuing new stock options under these equity compensation plans.

As at October 31, 2021	Securities to be issued upon exercise					Securities remaining for future issuance under equity compensation plans			Securities to be issued upon exercise plus available for issuance
Equity compensation plans	#		% of outstanding common shares	Weighted average price		#		% of outstanding common shares	#	% of outstanding common shares

Stock Option Plan	10,458,795		0.86%	$69.08		3,764,583		0.31%	14,223,378	1.17%

DundeeWealth Stock Option Plan[1]	0		0.00%	$0.00		180,606		0.01%	180,606	0.01%

Total Stock Option Plan	10,458,795	[2]	0.86%	$69.08	[3]	3,945,189	[4]	0.33%	14,403,984	1.19%

1.

Effective November 1, 2013, DundeeWealth Inc. was renamed HollisWealth Inc. Effective November 1, 2017, HollisWealth Inc. was renamed 1985275 Ontario Inc. We will not be issuing new stock options under this stock option plan. This plan was not approved by bank shareholders.

2.	10,535,845 as at February 1, 2022
3.	$72.82 as at February 1, 2022
4.	2,373,858 as at February 1, 2022

See Note 26 to our 2021 consolidated financial statements for more information.

Management proxy circular	111

About burn rate, dilution and overhang

Shareholders approve the number of shares that can be issued under the stock option plan, which is less than 10% of our outstanding common shares. In April 2011, shareholders approved an increase of 15 million common shares available for issuance under the stock option plan.

The table below shows the key details about our stock option plan but does not include information on DundeeWealth stock options.

	2021	2020	2019

Burn rate
Total number of options granted in a fiscal year, divided by weighted average number of common shares outstanding	0.15%	0.13%	0.13%

Dilution
Total number of options outstanding divided by weighted average number of common shares outstanding	0.9%	1.0%	0.9%

Overhang
Total number of options available for issue plus options outstanding, divided by weighted average number of common shares outstanding	1.2%	1.5%	1.5%

About the stock option plan

We do not have significant share dilution; as of October 31, 2021, we have issued 3.0 million shares related to equity-based compensation. Effective November 29, 2016, the bank discontinued the issuance of shares from treasury for dividend and share purchase plans.

Other features of the plan:

•  we have insider participation limits

•  our general loan policies and customer rates apply to employees who borrow to buy common shares for option exercises

•  we grant stand-alone stock appreciation rights (SARs) in select countries outside of Canada, where local laws may restrict the issuance of shares.

Amendments to the plan in 2021

On November 30, 2021, the board approved amendments to the stock option plan to:

•  reflect recent employment law developments regarding the requirement of equity-based incentive plans to clearly outline the definition of active employment as it relates to eligibility for grants of options and SARs, as well as the expiry timeline applicable to the exercise of options or SARs, following the termination of the employee’s active employment

•  clearly reflect that only stand-alone SARs may be granted to eligible participants and to remove all remaining references to tandem SARs in the plan.

On November 30, 2021, the board also approved (i) an amendment to increase the number of shares issuable under the stock option plan and (ii) amendments to the amending provisions, both subject to shareholder approval and acceptance by the TSX and the NYSE, which are described further on pages 7-9 under “Stock option plan amendments”. For the full text of the stock option plan, including the amendments to be approved by our shareholders, please visit scotiabank.com/annual meeting.

Eligible participants

Individuals in senior vice president level roles or job classifications more senior than that of a senior vice president of the bank, its subsidiaries and affiliates, are eligible to be granted options and/or SARs under the stock option plan.

Limits

No one can be granted stock options to purchase more than 5% of our total number of issued and outstanding common shares on a non-diluted basis at any time.

No more than 10% of our total common shares outstanding can be issued to insiders for the exercise of options in any one-year period and issuable to insiders at any time – this limit applies to the stock option plan and any other security-based compensation arrangement.

Adjustments can be made to options or SARs in proportion to adjustments made to our common shares for certain events, like a subdivision, consolidation, reorganization, reclassification or other event that requires adjustments to be made.

On November 30, 2021, the board approved an amendment to increase the number of shares issuable under the stock option plan, subject to shareholder approval and acceptance by the TSX and the NYSE, which is described further on pages 7-9 under “Stock option plan amendments”.

Pricing

The purchase price for shares under each option granted is fixed at the time of grant at not less than the closing price of the shares on the TSX on the last date on which shares were traded on such exchange before the date the option was granted.

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EXECUTIVE COMPENSATION

The base price of each SAR granted is fixed at the time of grant at not less than the closing price of the shares on the TSX on the last date on which shares were traded on such exchange before the date the SAR was granted. Each SAR granted under the stock option plan can be settled, following any applicable vesting period and prior to the specified expiry date, by our payment in cash of an amount equal to the excess of the market value of one share, at the settlement date, over the base price, subject to applicable tax and any other applicable withholdings, as required.

Terms

Each grant of options or SARS is subject to the terms and conditions of the stock option plan and may be subject to additional terms and conditions as we determine from time to time, including, without limiting the generality of the foregoing, terms and conditions such as a vesting period or periods of time during which all or part of the option or SAR is not exercisable or settleable, as applicable, events resulting in early expiry of the option or SAR, as applicable, and/or securities resale restrictions. The expiry date with respect to each option and SAR is limited to not being later than the tenth anniversary of the date of the grant.

Termination or Change of Control

In the event of the death of a stock option plan participant, each option and SAR immediately becomes fully vested and exercisable or settleable, as applicable, as of the participant’s Termination Date (as defined below) and is only exercisable or settleable, as applicable, by the participant’s legal representative or designated beneficiary, as the case may be, during a specified period following the Termination Date, which period cannot exceed one year from the Termination Date.

In the event of the retirement of a participant, each option and SAR as of the participant’s Termination Date continues to vest and become exercisable or settleable, as applicable, in accordance with its terms and will only continue to vest and be exercisable or settleable, as applicable, during a specified period thereafter.

In the event that the employment of a participant is terminated without cause, unless we determine otherwise, any unvested portion of each option and SAR immediately expires, terminates and is forfeited on the Termination Date and any vested portion of the option or SAR only remains exercisable or settleable, as applicable, during a specified period after the Termination Date, which period cannot exceed three months from the Termination Date.

In each of the foregoing cases, at the end of the applicable period the option or SAR, as applicable, expires and terminates and all unexercised or unsettled rights are forfeited, provided, however, that in no event will the option or SAR be exercisable or settleable, as applicable, after its expiry date.

In the event that the employment of a participant is terminated for cause, any unexercised option and unsettled SAR, both vested and unvested portions, immediately expire and terminate on the Termination Date and all unexercised or unsettled rights are forfeited, provided that, for greater certainty, in no event will the participant receive less than what is required by applicable minimum employment standards legislation.

In the event that the employment of a participant is terminated as a result of the participant’s resignation, any unexercised option and unsettled SAR, both vested and unvested portions, immediately expire and terminate on the Termination Date and all unexercised or unsettled rights are forfeited, provided, however, that in no event will the option or SAR be exercisable or settleable, as applicable, after its expiry date.

In the event that the participant commences an approved leave of absence (as determined in accordance with our policies), options and SARs which are at that date fully vested and exercisable or settleable, as applicable, continue to be vested and exercisable or settleable, as applicable, in accordance with their terms during the duration of the leave. Any options or SARs or portion thereof that are unvested or unexercisable or unable to be settled at the commencement of such leave continue to vest and become exercisable or settleable, as applicable, in accordance with their terms during the duration of the leave.

If a change of control occurs and, within the period of two years immediately following such change of control, the employment of a participant is terminated for any reason other than dismissal for cause, all options or SARs held by such participant not vested or exercisable or settleable, as applicable, at the Termination Date, immediately and without notice to such participant, become fully vested and exercisable or settleable, as applicable.

For purposes of the stock option plan, “Termination Date” means, in respect of any participant: (a) the participant’s date of death; (b) in the case of the participant’s retirement from or termination of employment without cause, the later of: (i) the last day worked by the participant; and, (ii) the last day of the applicable statutory notice required under applicable minimum employment standards legislation, which shall not be extended by any period of common-law, reasonable, or contractual notice; (c) in the case of termination of the participant’s employment for cause, the date on which the participant is given written notice of termination; and (d) in the case of resignation, the last day worked by the participant.

Management proxy circular	113

Transferability and Assignability

Each option and SAR is non-assignable and non-transferable and, except in the case of the participant’s death or appointment of a legal representative for a participant who becomes incapable, is exercisable only by the participant. Each option and SAR and any rights thereunder are not transferable otherwise than by will and the laws of succession and shall not be subject to attachment, execution or other similar process; provided, however, that to the extent permitted by applicable law, with respect to any option or SAR, we may establish procedures pursuant to which the participant may designate a beneficiary.

Making changes

Shareholders must approve the following changes to the plan by a majority of votes cast by shareholders present or represented by proxy at a meeting:

•  an increase in the maximum number of shares that may be issued

•  a change from a fixed maximum number of shares that may be issued to a fixed maximum percentage of issued and outstanding shares

•  a reduction in the exercise price of outstanding options or a cancellation for the purpose of exchange for reissuance at a lower exercise price to the same person

•  an extension of an option expiry date

•  an expansion of the class of eligible recipients of options to include non-employee members of our board

•  an expansion of the transferability or assignability of options, other than to permitted assigns or for estate planning and estate settlement purposes

•  any amendments to the amendment provisions.

Other than the foregoing, the board can make changes to the plan without shareholder approval including, but not limited to:

•  changes of an administrative or housekeeping nature

•  terms, conditions mechanics, processes and procedures of granting stock options

•  changes to vesting, exercise or early expiry of options

•  amendments that are designed to comply with the law, tax or accounting provisions, or regulatory requirements.

On November 30, 2021, the board approved amendments to the amending provisions, subject to shareholder approval and acceptance by the TSX and the NYSE, which are described further on pages 7-9 under “Stock option plan amendments”.

RETIREMENT BENEFITS

Scotiabank pension plan

Type of plan	Defined benefit, defined contribution

Participation	Named executive officers residing in Canada and our broader employee base in select countries

Terms

Scotiabank offers three different arrangements, each with a core benefit paid for by the bank and the opportunity to earn additional benefits from the bank if the employee contributes.

Employees hired before January 1, 2016:

Core Benefit:

•   members earn 1.5% of their highest five-year average base salary for each year of service, less the estimated pension payable under the Canada/Quebec Pension Plan

Contributory Benefit:

members   contribute 4% of their base salary up to a maximum of $3,500 each calendar year and earn an annual pension equal to 2% of their highest five-year average base salary for each year of service, less the estimated pension payable under the Canada/Quebec Pension Plan

Employees hired on or after January 1, 2016 but before May 1, 2018:

Core Benefit:

•   members earn 1% of their highest five-year average base salary for each year of service

Contributory Benefit:

•   members contribute 1-4% of their base salary each calendar year into a defined contribution account and the bank matches 100% of the member contributions

Employees hired on or after May 1, 2018:

•   join a defined contribution pension plan with a core benefit and a contributory benefit

•   none of the named executive officers participate in this plan

Annual pension benefits and contributions are capped at the maximum pension limit under the Income Tax Act (Canada)

Pension benefits

•   the defined benefit retirement benefit is paid for life and if there is a surviving spouse, he or she receives 60% of the member’s pension for life

•   the defined contribution retirement benefit can be transferred to an approved retirement vehicle at the time of retirement

Eligibility	• full pension begins at age 65, the normal retirement age (age 63 if hired before 1983) • members can receive a reduced pension at age 55 (age 53 if hired before 1983)

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EXECUTIVE COMPENSATION

Supplemental pension arrangements (Canada)

Supplemental pension arrangements for the named executives (excluding Mr. Porter) are covered by the Scotiabank Executive Pension Plan and the Scotiabank Hybrid Executive Pension Plan, which are non-registered supplemental pension plans.

Scotiabank Executive Pension Plan

The pension accrual under the Scotiabank Executive Pension Plan is calculated substantially the same as under the Scotiabank Pension Plan for employees hired before January 1, 2016, in the absence of income tax limits, except that incentive compensation is considered. For the named executives participating in the Scotiabank Executive Pension Plan, the total retirement benefits are capped at 70% of the highest average five-year compensation. The total amount of eligible service recognized in the pension calculation is based on the date the member joined the Scotiabank Pension Plan.

Scotiabank Hybrid Executive Pension Plan

The pension accrual under the Scotiabank Hybrid Executive Pension Plan is equal to 2% of the participant’s highest five-year average pensionable salary in excess of that used to determine the pension under the Scotiabank Pension Plan, except that incentive compensation is considered and participating executives are required to contribute the maximum allowable amount under the Scotiabank Pension Plan to participate. The total amount of eligible service recognized in the pension calculation is based on the date the member becomes an executive.

Note that for the Scotiabank Executive Pension Plan and the Scotiabank Hybrid Executive Pension Plan the total amount of eligible compensation recognized in the pension calculation is capped at various rates depending on the plan and the executive’s position.

Executives do not receive any supplemental pension benefits if they leave the bank before meeting the eligibility requirements (i.e., attaining the earlier of age 55 with 10 years of service or 5 years from normal retirement date), are terminated with cause, or engage in competitive business after retirement. The pension is reduced if the executive retires before normal retirement age.

Mr. Porter’s supplemental pension benefit is vested, while the remaining participants are not vested, based on eligibility requirements. When Mr. Porter became President and CEO on November 1, 2013, his retirement arrangement was amended to freeze the pension amount accrued before his appointment, to prevent triggering a large one-time increase in pension benefit because of the increase in his compensation as CEO.

Summary of benefits

Brian Porter

Mr. Porter is covered by an individual retirement agreement that went into effect when he became President and CEO, as follows:

•   his previous retirement arrangement was frozen as of October 31, 2013;

•   pension accrues at a flat rate of $125,000 for each year he is President and CEO; and

•   his total annual pension from all bank sources is capped at $1.5 million.

Rajagopal Viswanathan Ignacio Deschamps Jake Lawrence Dan Rees

Mr. Viswanathan, Mr. Lawrence and Mr. Rees participate in the Scotiabank Executive Pension Plan and Mr. Deschamps participates in the Scotiabank Hybrid Executive Pension Plan; and all have a cap on both pension benefits and eligible compensation. Pension benefits are capped as follows (for Mr. Deschamps, the cap is indexed each year with inflation):

	Executive	Cap	Executive	Cap

	Rajagopal Viswanathan	$560,000 per year	Jake Lawrence	$560,000 per year

	Ignacio Deschamps	$673,300 per year	Dan Rees	$560,000 per year

Defined benefit plan obligations

The table below shows the defined benefit pension plan obligations for each applicable named executive as at October 31, 2021.

The amounts are calculated using actuarial methods and assumptions consistent with those used for calculating pension obligations and annual expenses as disclosed in our consolidated financial statements. The most significant assumption is the discount rate used to determine the accrued obligation, which is set based on yields on high quality corporate bonds with matching durations. The remaining assumptions reflect our best estimate of future events, so the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other companies.

Name	Number of years of credited service	Annual benefits payable ($)			Accrued obligation at start of year ($)	Compensatory change ($)	Non-compensatory change ($)	Accrued obligation at year end ($)
		At year end	At age 65

Brian Porter	27.8	1,281,000	1,448,000		22,666,000	812,000	(1,756,000)	21,722,000

Rajagopal Viswanathan	17.8	173,000	319,000		2,887,000	164,000	(336,000)	2,715,000

Ignacio Deschamps	3.4	41,000	135,000	[1]	445,000	181,000	(26,000)	600,000

Jake Lawrence	17.8	200,000	550,000		2,361,000	158,000	(437,000)	2,082,000

Dan Rees	19.6	226,000	395,000		2,721,000	142,000	(403,000)	2,460,000
1.

In previous disclosures, the annual benefits payable at age 65 for Mr. Deschamps included an estimate of the annuitized accumulated defined contribution balance at year-end. Starting with this year’s disclosure, the annual benefits payable at age 65 includes only the defined benefit pension projected to age 65, as the defined contribution accumulated balances are shown separately in the next section.

Management proxy circular	115

Accrued obligation is the value of the projected pension benefits from all pension plans, earned for all service to date.

Compensatory change includes the annual service costs and other compensatory changes:

•  the annual service cost is the value of the projected pension benefits earned in 2021; and

•  other compensatory changes reflect the change in the accrued obligation attributable to the impact of the differences between actual earnings (salary and bonus) for the year, and those assumed in the previous years’ calculations, and the retroactive impact of any promotions or plan changes. We do not have arrangements that provide our named executives with additional years of service for purposes of the plan.

The compensatory change amount fluctuates from year to year, even in cases where an executive accrues a flat pension amount, due to changes in market conditions. The decline in corporate bond yields, the discount rate used to measure the compensatory change, was 10 bps lower in fiscal 2021 than the prior year, leading to higher compensatory change amounts this year.

Non-compensatory change is the change in the accrued obligation attributable to items that are not related to salary and bonus decisions and promotion, such as assumption changes, interest on the accrued obligation at the start of the year and any employee contributions.

On March 1, 2021 Mr. Porter attained his normal retirement age (63) under the Scotiabank pension arrangements. Scotiabank’s current retirement assumption for all participants in the executive pension plans (including Mr. Porter) is 100% pension commencement at normal retirement age or, if beyond normal retirement age, the end of the following fiscal year. As such, for fiscal 2021 a partial year of service cost is included as compensatory change in respect of the period from November 1, 2020 through March 1, 2021. The service cost for the remainder of 2021 is included as non-compensatory change as it is related to a change in the accrued benefit obligation due to Mr. Porter continuing employment beyond the expected retirement date based on current assumptions and not related to salary and bonus decisions and/or promotions.

In addition, as Mr. Porter is past his normal retirement age, the non-compensatory change in each future fiscal period will include the decrease in Mr. Porter‘s accrued benefit obligation due to the deferral of the pension commencement date by a year until such time as Mr. Porter retires.

The estimated accrued obligation values are calculated each year by our independent actuaries, based on the same method and assumptions used to determine year end pension plan obligations for our pension plans as disclosed in Note 28 to the 2020 consolidated financial statements and Note 28 to the 2021 consolidated financial statements.

Defined contribution balances

Name	Accumulated value at start of year ($)	Compensatory change ($)	Accumulated value at year end ($)

Ignacio Deschamps	33,207	6,542	53,216

Accumulated value is the value of the named executive officer’s defined contribution account balance.

Compensatory change includes the employer contributions and above-market or preferential earnings credited on employer and employee contributions (where applicable). Above-market or preferential earnings applies to non-registered plans and means a rate greater than the rate ordinarily paid by the company or its subsidiary on securities or other obligations having the same or similar features issued to third parties. We do not have arrangements that provide our named executives with above-market or preferential earnings.

Pension plan governance

The human capital and compensation committee oversees the Scotiabank Pension Plan. It has delegated certain fiduciary plan duties to the pension administration and investment committee, including the plan investment strategy and performance, which the committee reports on to the human capital and compensation committee twice annually. The pension administration and investment committee members include the President and CEO, Chief Financial Officer, Chief Human Resources Officer and others. The board retains plan sponsor duties, including approval of plan amendments.

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EXECUTIVE COMPENSATION

TERMINATION AND CHANGE OF CONTROL

Change of control

We define a change of control as:

•  an acquisition of more than 20% of our voting shares

•  a change in the majority of our board members

•  any transaction where one or more entities acquires more than 50% of our assets, or

•  a merger between us and one or more entities to form another legal entity.

While we do not have individual change-of-control agreements with our NEOs, our equity-based compensation plans and executive pension arrangements include terms for vesting in these circumstances.

These change of control provisions are “double-trigger” – this means they only take effect when there is a change of control and termination of employment without cause. Vesting accelerates under the PSU plan, stock option plan and executive pension arrangements if an executive’s employment is terminated within two years of a change of control for any reason other than dismissal for cause.

Treatment of compensation if employment is terminated

The table below summarizes the treatment of compensation for the NEOs under various termination scenarios:

•   retirement – a NEO may qualify for retirement under our equity plans at age 55 or older with 10 years of service, or within five years of their normal retirement date, whichever is earlier. If neither of these criteria is satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply. Outstanding awards will be forfeited if an employee engages in competitive business after he or she retires.

•   salary and annual cash incentive – the table does not reflect any amounts that may be considered under common and civil law.

•   pension – an executive forfeits their supplemental pension if he or she resigns or retires or is terminated without cause before being eligible for retirement, is terminated with cause or engages in a competitive business after he or she retires or is otherwise no longer employed by us.

Compensation element	Resignation	Retirement	Termination without cause	Termination with cause	Termination (within two years) following a change of control

Salary	Salary ends	Salary ends	Salary ends	Salary ends	Salary ends

Annual cash incentive	Award forfeited	Award prorated based on period worked during the fiscal year	Award forfeited	Award forfeited	Award forfeited

PSUs	Unvested units expire on date of resignation and vested units are paid out in accordance with plan	Continue to vest according to normal schedule	Continue to vest according to normal schedule	Unvested units expire on date of termination and vested units are paid out in accordance with plan	Unvested units vest on the vesting date or the termination date, whichever is earlier (normal vesting for U.S. taxpayer). Vested units are paid out in accordance with plan[1]

Stock options	All vested and unvested options expire immediately and are forfeited on the resignation date	Continue to vest according to normal schedule and remain exercisable until the original expiry date	Unvested options expire immediately, and any exercise of vested options must be undertaken within three months of the termination date	All vested and unvested options expire immediately and are forfeited on the termination date	Vest immediately and can be exercised in accordance with plan

DSUs	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends

Pension	For the Scotiabank Pension Plan, entitled to accrued pension, including any account balances where applicable	For the Scotiabank Pension Plan, entitled to accrued pension, including any account balances where applicable	For the Scotiabank Pension Plan, entitled to accrued pension, including any account balances where applicable	For the Scotiabank Pension Plan, entitled to accrued pension, including any account balances where applicable	For the Scotiabank Pension Plan, entitled to accrued pension, including any account balances where applicable

Perquisites	Perquisites end	Perquisites end	Perquisites end	Perquisites end	Perquisites end

1.

The performance factor will be calculated based on a shortened performance period. In the event a performance factor cannot be calculated, a performance factor of 1 will be used to calculate the number of PSUs that vest.

Management proxy circular	117

Estimated payments if employment is terminated

The table below shows the estimated additional benefits each named executive would be entitled to receive if their employment ended on October 31, 2021 but does not include amounts to which a named executive may be entitled under statutory, common or civil law. Any benefits of an equal or lesser value that a named executive would be eligible to receive under continued employment are disclosed elsewhere in this executive compensation section of the circular. For equity-based compensation, the values represent the in-the-money value of any awards (as of October 31, 2021) that would have been eligible for accelerated vesting as a result of termination. These values are based on a share price of $81.14, the closing price of our common shares on October 31, 2021.

We do not gross up any compensation to cover the impact of income taxes.

The actual amounts that a named executive would receive if employment is terminated can only be determined at the time of termination. Many factors could affect the nature and amount of the benefits and the actual amounts may be higher or lower than the amounts shown below. PSUs have been valued assuming a performance factor of 1 and may not reflect the actual payouts.

Executives’ and former executives’ outstanding equity-based incentives may be subject to reduction or recoupment, under the terms of our clawback policy.

Estimated additional payment for NEOs upon termination of employment, as at October 31, 2021

Estimated incremental value on termination as of October 31, 2021

	Brian Porter	Rajagopal Viswanathan	Ignacio Deschamps	Jake Lawrence	Dan Rees

Resignation	–	–	–	–	–

Retirement	–	–	–	–	–

Termination without cause	–	–	–	–	–

Termination with cause	–	–	–	–	–

Termination (within 2 years) following a change of control
Salary & annual incentives	–	–	–	–	–
Equity-based incentives	26,203,681	4,616,594	13,107,088	6,757,760	7,259,553
Pension	–	–	–	–	–
Perquisites	–	–	–	–	–

Total	26,203,681	4,616,594	13,107,088	6,757,760	7,259,553

118	Scotiabank

OTHER INFORMATION

4	Other Information

COMPENSATION OF MATERIAL RISK IMPACT EMPLOYEES

The tables below show the compensation awarded to employees who had an impact on our material risk, in accordance with Implementation Standard 15 of the FSB Guidelines and the Basel Committee on Banking Supervision’s Pillar III disclosure requirement. For the purposes of the tables below, material risk impact employees are all senior vice presidents and above, managing directors who are business heads and above in Global Banking and Markets, and other select employees. At least 40% to 60% of their total incentive compensation is deferred.

The compensation review committee reviews the list of material risk impact (MRI) employees to make sure it is complete.

Fixed and variable compensation awarded

	2021		2020

($ millions)	Named Executives	Other MRI	Named Executives	Other MRI

Number of executives	5	259	5	251

Fixed pay	3.7	87.6	3.6	85.4

Variable compensation
Non-deferred cash	7.5	94.0	6.1	81.3
Non-deferred share units[1,2]	–	1.1	–	0.9
Deferred cash	–	1.3	–	1.0
Deferred share units[1,2]	15.8	92.9	13.0	85.2
Stock options[1]	3.8	11.9	3.1	11.7

1.	Reflects grant value of share units and stock options.
2.	Share units include PSUs and RSUs.

Deferred compensation outstanding and paid

	2021		2020

($ millions)	Named Executives	Other MRI	Named Executives	Other MRI

Vested
Cash	–	–	–	–
Share units[2,3]	–	0.1	–	0.7
Stock options[3]	4.7	25.3	–	1.2

Unvested
Cash	–	2.2	–	1.3
Share units[2,3,4]	48.0	297.1	27.6	186.0
Stock options[3]	10.0	32.9	–	–
Total deferred outstanding	62.7	357.6	27.6	189.2

Paid
Cash	–	0.2	–	0.2
Share units[5]	6.9	45.0	10.7	64.5
Stock options	5.1	8.3	0.1	3.1
Total deferred paid	12.0	53.5	10.8	67.7

3.	Reflects in-the-money value of vested or unvested share units and stock options as at October 31, 2021.
4.	Unvested performance share units are valued using a performance factor of 1.0.
5.	Paid share units include PSUs, RSUs and deferred performance plan (DPP) units.

100% of the vested and unvested awards listed in the table above on the right are subject to either implicit adjustments (such as a decrease in our share price) and/or explicit adjustments (such as clawbacks or risk-related adjustments as outlined on page 92).

Adjustments to variable compensation

The bank’s compensation program includes the ability for the board to reduce variable compensation in certain circumstances, including non-compliance with our policies or risk appetite or performance-related events. The board exercised its discretion in specific individual circumstances and reduced variable compensation by $0.2 million for MRI employees who are not NEOs. As a result of the performance factor for PSUs that vested in 2021, the value of vested PSUs paid to NEOs was reduced by $1.9 million and by $9.8 million for other MRI employees who are not NEOs.

Other compensation paid

The table below shows aggregate guaranteed incentive awards, sign-on awards, and severance payments for MRI employees over the past two fiscal years. Additional information regarding the highest single severance payment to an MRI employee has been provided to OSFI on a confidential basis to protect employee privacy.

		Guaranteed incentive awards		Sign-on awards		Severance payments

Level ($ millions)	Year	Number of employees	Total amount	Number of employees	Total amount	Number of employees	Total amount

Named executive	2021	–	–	–	–	–	–
	2020	–	–	–	–	–	–

Other material risk impact employees	2021	1	$1.8	11	$6.5	19	$14.4
	2020	–	–	1	$0.3	13	$3.7

Management proxy circular	119

BUSINESS PERFORMANCE MEASURES

The bank uses the following business performance measures to assess performance in its incentive plans, as defined below.

Diluted earnings per share

Diluted earnings per share is calculated by dividing adjusted net income for the period attributable to common shareholders by the weighted-average number of diluted common shares outstanding for the period.

Net income attributable to common shareholders

Net income attributable to common shareholders is defined as net income, less amounts attributable to non-controlling interests in subsidiaries, preferred shareholders and other equity instrument holders.

Operating leverage

The bank defines operating leverage as the rate of growth in total revenue, less the rate of growth in non-interest expenses.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of average common shareholders’ equity.

NON-GAAP MEASURES

The bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these measures. The bank believes that non-GAAP measures are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this circular. Please refer to pages 17-25 of the 2021 annual report for details on non-GAAP measures including reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein.

LOANS TO DIRECTORS, OFFICERS AND EMPLOYEES

The table below shows the aggregate indebtedness outstanding at January 5, 2022 of current and former directors, executive officers and employees of the bank and our subsidiaries. The amounts exclude routine indebtedness as described in note 2, below.

Purpose	To the bank or a subsidiary of the bank	To another entity

Share purchases	–	–

Other	$263,088,135	–

120	Scotiabank

OTHER INFORMATION

The following table shows the outstanding amounts that current and former directors and executive officers borrowed from us or our subsidiaries to buy bank securities and for other purposes, including amounts borrowed by their respective associates, but does not include routine indebtedness.

Name and principal position	Involvement of issuer	Largest amount outstanding during the financial year ended October 31, 2021	Amount outstanding as at January 5, 2022	Financially-assisted securities purchases during the financial year ended October 31, 2021

Securities purchase program	–	–	–	–

Other programs

Group Head/Executive Vice President

Ian Arellano	Lender	$1,696,479	$1,295,627	–

Alex Besharat	Lender	$926,101	$719,994	–

John Doig	Lender	$2,616,754	$2,058,403	–

Mike Henry	Lender	$3,081,846	$2,695,220	–

Jake Lawrence	Lender	$3,858,553	$3,298,830	–

Dan Rees	Lender	$2,961,335	$1,741,731	–

Kevin Teslyk	Lender	$6,109,857	$5,854,092	–

Raj Viswanathan	Lender	$303,295	$260,635	–

1.

Loans and other extensions of credit to executive officers and directors are made on market terms that are no more favourable than those offered to the general public, in accordance with the U.S. Sarbanes-Oxley Act of 2002 and the related provisions of the U.S. Securities Exchange Act of 1934, as amended.

2.	Routine indebtedness includes:

    loans to any director or nominated director, executive officer, together with their associates, made on terms no more favourable than loans to employees generally, where the amount remaining unpaid has not exceeded $50,000 at any time in the last completed financial year loans to full-time employees, fully secured against their residence and not exceeding their annual salary loans to those other than full-time employees, made on substantially the same terms available to other customers with comparable credit (including terms for interest rates and security rates), and involving no more than the usual risk of collectability loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements according to the usual commercial practice.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

We have purchased a liability insurance policy for our directors and officers (Side A), which expires on June 1, 2022. The policy covers each of them individually if there are situations where we are not able or permitted to indemnify them. The policy has a $300,000,000 limit and a nil deductible, and we pay an annual premium of approximately $1,400,000 for this coverage.

Management proxy circular	121

5	Shareholder proposals

SHAREHOLDER PROPOSALS

We value all engagement and stakeholder feedback and believe the most productive dialogue comes from our commitment to constructive and open year-round dialogue and engagement. Some shareholders engage with us only through the shareholder proposal process, and we recognize the importance of this dialogue. Our hope is that following their initial engagement with us that they will contact us throughout the year to address their issues of interest. For that reason, we reached out to shareholders who have submitted proposals in the past as part of our enhanced shareholder engagement strategy to better understand their priorities, hear their feedback and address their questions. This year, we received proposals from a number of shareholders and held several discussions with each of them to understand their points of view and to share how we are addressing the issues they raised. For the most part, our discussions with these shareholders resulted in constructive dialogue and an agreement to withdraw the proposals with a commitment from the bank to continue the engagement throughout the year given the multi-faceted issues raised by the proposals. Our responses to the proposals are informed by what we are hearing as part of our year-long stakeholder engagement, and what we consider to be in the best interests of the bank for the long term. Our responses are also informed by the manner in which each proposal is framed and whether such formulation poses legal or other challenges for implementation.

Proposals No. 1, 2, 3 and 4 were submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke Street West, Montreal, Quebec, H2X 1X3. The proposals were submitted in French and translated into English by Scotiabank. The proposals and supporting statements have been printed as submitted. MÉDAC held 37 shares on the date they submitted their proposals. We note that all of the proposals submitted by MÉDAC, including those proposals going to a vote this year, were only raised with us as part of the shareholder proposal process. MÉDAC has expressed its preference for the shareholder proposal process in lieu of shareholder engagement throughout the year.

The board unanimously recommends you vote against each proposal. Unless otherwise instructed, the persons designated in the form of proxy intend to vote against each of these proposals.

PROPOSAL NO. 1

Becoming a “Benefit” Company

It is proposed that the Bank explore the possibility of becoming a benefit company and report thereon to the shareholders at the next annual meeting.

Since 2002, banks have been required to report on their contribution to society not only in terms of their economic performance but also their social and environmental performance. Twenty years later, banks need to take one step further in their commitment to an inclusive, green and sustainable prosperity by exploring the possibility of becoming a benefit corporation, on the model of the Business Development Bank of Canada (BDC), which adjusted its by-laws. “Introduced in the State of Maryland in 2010 and now adopted in 36 U.S. states,” 1 in British Columbia2 and provided for in Bill 7973, the features of the social benefit corporation include4:

1.	“The purpose of the Company shall include […] the creation of a positive impact on society and the environment, taken as a whole, from the business and operations of the Company […]

2.

The Directors shall, when deciding what is in the best interests of the corporation, consider the short-term and the long-term interests of the corporation and the interests of the corporation’s shareholders, employees, suppliers, creditors and consumers, as well as the government, the environment, and the community and society in which the corporation operates (the “Stakeholders”), to inform their decisions.

3.

In discharging his or her duties, and in determining what is in the best interests of the corporation, each director shall consider all of the Stakeholders (defined above) but shall not be required to regard the interests of any particular Stakeholder as determinative […4. 5.].

[1]

OSLER, HOSKIN & HARCOURT, “B.C.’s new legislation on benefit companies,” Osler, Hoskin & Harcourt LLP. (June 17, 2020) https://www.osler.com/en/resources/regulations/2020/b-c-s-new-legislation-on-benefit-companies

[2]	Bill M 209 - 2019: Business Corporations Amendment Act (No. 2), 2019” (May 15, 2019) https://www.bclaws.gov.bc.ca/civix/document/id/bills/billsprevious/4th41st:m209-3
[3]

“Bill 797, An Act to amend the Business Corporations Act to include benefit corporations – National Assembly of Québec” http://assnat.qc.ca/en/travaux-parlementaires/projets-loi/projet-loi-797-42-1.html

[4]	“Canada - Corporation - No | Certified B Corporation” https://bcorporation.net/canada-corporation-no

122	Scotiabank

SHAREHOLDER PROPOSALS

Professor Henry Mintzberg (McGill) says that “Successful corporate social responsibility initiatives will never match or remedy the effects of corporate social irresponsibility5.” The status of benefit corporation would allow the Bank to enshrine its commitment to working for the general public good in its articles of incorporation and report on the impact of its actions on all stakeholders.

The bank’s position

The bank explored the possibility of becoming a benefit company, as requested by this proposal, and has since learned that it is precluded under the current Bank Act, the statute by which the bank is governed. The bank further agreed to report these findings at the annual meeting as requested in the proposal. However, MÉDAC refused to withdraw this proposal despite the bank meeting the request of the proposal itself. Notwithstanding that we may not formally register as a benefit company, the bank is very proud of our purpose and social and environmental performance that we believe align with the spirit and features of a benefit company.

Scotiabank is guided by its purpose — for every future — which considers its many stakeholders, including employees, customers, communities, and shareholders, and building trust and opportunity for such stakeholders through our many ESG initiatives. We believe that the bank’s purpose and corporate governance practices align with many of the features of a benefit company as set out in this proposal. From helping customers prepare for the future to supporting communities, to facilitating an inclusive environment for employees and contributing to the economy for the long run, for every future captures why the bank does what it does, and the impact it can make in the world — which creates a positive impact on society and the environment, taken as a whole, from the business and operations of the bank.

In addition, our corporate governance practices are consistent with the spirit of a benefit company, including:

•   the board’s oversight of our core purpose and review of reports on how the bank executes and acts in accordance with its purpose

•   the corporate governance committee’s responsibility for implementing our core purpose within the bank’s strategies and priorities, including our sustainable business strategy, priorities and reporting, such as the ESG Report and the Public Accountability Statement, and international trends in this area

•   our core purpose also guides the corporate governance committee as it oversees board assessment and nominations and sets the bank’s environmental and social priorities throughout the year including investments in communities, our employees and the environment.

All of these governance practices demonstrate how our directors consider the short-term and long-term interests of the bank and its stakeholders to inform their decisions when deciding what’s in the best interests of the bank. Our directors also consider all stakeholders when determining what is in the best interests of the bank — as further addressed by our purpose and in compliance with their fiduciary duties.

While our purpose may not be included in a charter as it would be for a benefit corporation (because a Canadian financial institution governed by the Bank Act does not have a charter), it is included in our board mandate and in many of the committee charters, as appropriate. We will also be embedding it in our corporate governance practices further demonstrating its importance.

Given our alignment with many of the features of a benefit company and our legal obligations as a federally regulated bank in Canada, we do not believe that it is necessary for the bank to become a benefit company. We will continue to operate in accordance with our purpose and act in the best interests of all of our stakeholders, while complying with our regulatory obligations. Given that the bank has addressed this proposal as submitted by MÉDAC and in light of the actions taken as set out above, our board recommends voting against the proposal.

PROPOSAL NO. 2

Advisory Vote on Environmental Policy

It is proposed that the Bank establish an annual advisory vote policy regarding its environmental and climate change targets and action plan.

During the 2018 bank annual shareholder meetings, we presented the banks with a shareholder proposal inviting them to publish a short annual report that would enable their shareholders to assess the banks’ exposure to climate risk as well as their contribution to the transition to a low-carbon economy. A reading of your sustainability and social responsibility reports demonstrates the actions taken or planned to enable the activation of a clean economy in Canada over the next few years.

[5]

Craig RYAN, “The future is here: How B Corps are transforming corporate social responsibility”, BDC.ca (September 13, 2020) https://www.bdc.ca/en/articles-tools/blog/future-is-here-how-b-corps-transforming-corporate-social-responsibility

Management proxy circular	123

A December 2020 report by the Rainforest Action Network6 led us to question the relevance of the proposed targets and action plans. According to the report, RBC, TD and Scotiabank were in the top 10 companies in the world for financing fossil fuels, providing more than $89 billion to oil companies in 2019. BMO and CIBC ranked 16th and 21st respectively, with a total of nearly $42 billion.

This commitment to funding such activities and the sustained nature thereof in recent years is far from the kind of behaviour desired to address the alarming findings presented in the draft report published in June 2021 by the Intergovernmental Panel on Climate Change (IPCC). Much more alarmist than the final report published in 2014, this draft report estimates that, whatever the rate of reduction of greenhouse gas emissions, the devastating consequences of warming on nature, and on humanity that depends on nature, will accelerate and become painfully palpable well before 20507: “Life on Earth can recover from major climate change by evolving new species and creating new ecosystems. Humanity cannot, [TRANSLATION]” the experts note.

In addition to these data, there is also the concern of Tiff Macklem, the Governor of the Bank of Canada, who, in a speech given in November 2020, called for faster action in the country to address climate change in order to avoid the potential economic impacts on households and businesses. He called on financial institutions to better assess the risks they face in this area8.

For all these reasons, it is proposed that the Bank agrees to adopt an advisory voting policy regarding its environmental and climate-change objectives and action plan, to check whether they meet the expectations of its shareholders and all stakeholders.

The bank’s position

Scotiabank recognizes the importance of establishing bank-wide, quantitative, time-bound targets for reducing greenhouse gas (GHG) emissions, consistent with our ambition to be a net-zero bank by 2050 in accordance with the goals of the Paris Agreement. We will be releasing our Net-Zero Pathways Report in 2022 and will thereafter be reporting annually on our plans and progress towards achieving our net-zero targets. We are committed to sharing with all our stakeholders our initiatives and progress as part of our climate change strategies. We are also committed to robust, year-round engagement with our shareholders and other stakeholders on these initiatives. However, we do not believe that the adoption of an advisory voting policy and annual vote regarding our environmental and climate change targets and action plan (say on climate vote) is appropriate as it improperly shifts the accountability of the board and management to our shareholders, contrary to good corporate governance practices.

We believe that we have the appropriate governance structure in place to address our stakeholders’ feedback and engagement on our climate change reporting, including our Net-Zero Pathways Report. Our board is responsible for overseeing the bank’s overall strategy and risk management initiatives, including those relating to climate change, and reporting same to shareholders. Scotiabank addresses these responsibilities through our disclosure on strategy and risks in our annual report and in our forthcoming Net-Zero Pathways Report, further enhancing such disclosure. We support this disclosure with a comprehensive stakeholder engagement program based on our continuous improvement philosophy and on listening to our stakeholders with a view for alignment with best practices. Importantly, this is a year-round engagement program. This past year, as part of our comprehensive stakeholder engagement strategy, while many stakeholders expressed interest in our net-zero pathway, a say on climate vote was not raised by any other stakeholders, and it was only raised by this proposal. Rather, our stakeholders expressed their interest in our continued engagement with them on this topic — but not by means of an advisory vote. We further note that as part of our discussions on this proposal, it was asserted that an advisory vote on climate was designed to replace continued engagement and discussions throughout the year; we do not agree with that view, as we do not consider the proposal, as submitted, a constructive replacement to ongoing dialogue with our stakeholders.

We understand and agree on the importance of climate change risks and strategy, which is why its oversight by the board and each of its committees is embedded in our corporate governance policies and included on every board meeting agenda. An advisory say on climate vote has the effect of usurping the role of the board and shifting accountability from boards to shareholders. Good corporate governance practices dictate that it is not a shareholder’s role to vote on management plans and strategies — that is the oversight responsibility of the board. Shareholders can hold directors accountable in other ways, beyond an advisory vote, and communicate with directors when they are of the view that a company’s strategy, risk oversight or disclosures fall short of shareholders’ expectations. This view is supported by many of our institutional investors and by proxy advisory firms who have expressed concerns that a say on climate vote allows boards to delegate responsibilities for setting corporate strategy to shareholders and acts as a substitute for meaningful oversight and shareholder engagement.

Scotiabank agrees that its environmental and climate change targets and action plan should be disclosed to its shareholders — an action that the bank is taking in 2022 with the release of Scotiabank’s Net-Zero Pathways Report. A say on climate vote, however, is not an appropriate mechanism to demonstrate our commitment to these important strategic matters. As such, the board recommends that you vote against this proposal.

[6]	https://www.ran.org/bankingonclimatechange2020/
[7]	https://www.lesechos.fr/monde/enjeux-internationaux/rapport-du-giec-sur-le-climat-une-fuite-qui-change-la-donne-avant-la-cop-26-1326324
[8]	https://www.finance-investissement.com/nouvelles/economie-et-recherche/changements-climatiques-la-banque-du-canada-veut-presser-le-pas/

124	Scotiabank

SHAREHOLDER PROPOSALS

PROPOSAL NO. 3

Climate Change and Environment Committee of the Board

It is proposed that the Board of Directors set up a climate change and environment committee.

In a recent interview9, Mark Carney, the former Governor of the Bank of Canada and of the Bank of England, and now the UN Special Envoy on Climate Action and Finance10, called on companies to establish a board committee on climate change to better understand the risks involved in moving towards a low-carbon economy. He added that boards of directors would be well advised to include a climate change expert, given the complexity of the issue.

In a recent report11, the Bank of Canada noted that the transition to a lower-carbon economy will be complicated and potentially costly for some. The transition will likely lead to complex structural adjustments for carbon-intensive sectors, such as oil and natural gas, and could put insurance companies, banks and asset managers at greater risk.

The creation of such a committee would reassure shareholders and stakeholders of its ability to manage the risks and opportunities that will arise from climate change and that will continue to impact the economy and the financial system.

The bank’s position

The bank agrees on the importance of the right governance structures being in place to address climate change and the transition to a lower-carbon economy, a key ESG issue for all companies. For that reason, we have carefully considered how we approach climate change discussions at the board level and are confident that we align with industry best practices and have the appropriate governance structures in place to address such issues.

The board recognises how critical ESG matters, including climate change, are to the execution of its mandate and its oversight of the bank and views ESG as a shared responsibility. The board engages with management on the execution of its ESG strategy, while each committee oversees various aspects of the bank’s ESG strategy, impacts, risks, initiatives and reporting:

•   the risk committee retains oversight of enterprise risks including climate-related risks and periodically reviews and approves the bank’s key risk management policies, frameworks and limits to make sure that management is operating within the bank’s Enterprise Risk Appetite Framework

•   the audit and conduct review committee oversees climate-related disclosure as part of the bank’s financial reporting, sets standards of conduct for ethical behaviour and oversees conduct risk management

•   the corporate governance committee evaluates the bank’s environmental and social performance and assesses best practices for ESG disclosure, examines current and emerging ESG topics, considers their implications on the bank’s strategy and reviews the bank’s annual ESG Report, and acts in an advisory capacity through a continuing assessment of the bank’s approach to corporate governance, making policy recommendations

•   the human capital and compensation committee oversees diversity, inclusion, leadership, succession planning and total rewards, including ensuring that the bank’s compensation programs are consistent with its risk management programs, which includes introducing new performance objectives relating to our net-zero plan

This year we included the oversight of ESG matters in our corporate governance policies to reflect this shared responsibility between the board and its committees and embedded it in our corporate governance structure to demonstrate its importance.

We have added ESG updates to every board meeting agenda in recognition of the importance of ESG matters to the board and its committees. In addition, a Corporate ESG Committee was assembled for executive management of ESG strategy at the bank in 2021. The Corporate ESG Committee is a multidisciplinary team of Scotiabank executives that draws on expertise from all of our business lines, as well as key functional units with influence on ESG matters and provides the board with regular briefings on the bank’s ESG strategic progress.

The bank agrees that climate change and the risks and opportunities associated with climate change are complex and important issues which is why these issues are the shared responsibility of the board and its committees, with the support of certain management committees, including the Corporate ESG Committee. As such, the board recommends that you vote against this proposal.

[9]	Jakob von BAEYER, “Mark Carney on a values-led economy”, strategy+business http://www.strategy-business.com/article/Mark-Carney-on-a-values-led-economy
[10]

“Mr. Mark Joseph Carney of Canada, Special Envoy for Climate Action Finance | United Nations Secretary-General” https://www.un.org/sg/en/content/sg/personnel-appointments/2019-12-01/mr-mark-joseph-carney-of-canada-special-envoy-climate-action-and-finance

[11]	https://changingclimate.ca

Management proxy circular	125

PROPOSAL NO. 4

French as Official Language

It is proposed that the official status of the French language be formally recorded in writing in the letters patent of the Bank, an official status that would have an impact on the language of work in Quebec, on the language spoken at annual meetings of shareholders and on the language used in the Bank’s public communications.

The Bank’s registered office is in Canada, a country where French is an official language.

The language of a people is its most essential fundamental attribute – an existential attribute.

World diversity cannot in any way be reduced to issues strictly related to the biological nature of individuals or to the adjudication of individual privileges.

World diversity is first and foremost a collective issue based essentially on the culture of peoples.

The people of Quebec, through their territorial State and public institutions, beginning with their national assembly, constitution and charters, ensure the protection of linguistic diversity in the world by rigorously protecting the collective and public nature of their language. The spirit of the Law is clear12, including the spirit of the reforms to federal13 and Quebec14 laws.

Respecting and promoting this attribute of global diversity is a matter of social responsibility for all companies.

This is in the interest of all stakeholders, starting with the community as a whole, regardless of background.

Sustainable development and long-term performance cannot be conceived of otherwise.

The corporation has a duty to act in strict compliance with these sacred principles.

Furthermore, it is perfectly possible to do business anywhere in the world with a headquarters that operates in the language of the State in which it is located15.

For example, the annual general meeting of shareholders of Samsung16(Suwon) is in Korean, Heineken17(Amsterdam) in Dutch, Nissan18(Yokohama) in Japanese, Foxconn19(Taiwan) in Mandarin, Volkswagen20(Wolfsburg) in German, L’Oréal21(Clichy), Danone22(Paris), Christian Dior23(Paris) and LVMH24(Paris) in French. The content is translated into other languages. The principle is simple and clear.

The French language is not a choice. It is a collective instrument of communication. Besides, for foreign languages, there is translation, simultaneous or not.

French is the language of all of us.

It is a collective issue of equity, justice and dignity. A national issue.

The bank’s position

Since Scotiabank has operated in Québec, the bank has always regarded the French language as crucially important for our valued Francophone customers and shareholders in the province. As such, the bank undertook Francisation actions to ensure that the French language is employed appropriately wherever and whenever we do business in Québec under the supervision of the Office québécois de la langue française in the 1980s and has held a Certificate of Francisation under the Charter of the French Language since 1989. Scotiabank was a pioneer among our Canadian financial institution peers and one of the first to undertake this Francisation process and to obtain a Francisation Certificate. As a recipient of this certificate, we are held to the highest standards currently applicable to enterprises doing business in Quebec – we are monitored to ensure that we use French as the language of the workplace, the language of commerce, and the language of signage in the province, among other important aspects.

[12]	La Charte de la langue française : une entrave […] http://hdl.handle.net/11143/10216
[13]

Bill C-32 https://parl.ca/DocumentViewer/en/43-2/bill/C-32/first-reading English and French: Towards a substantive equality of official languages in Canada https://www.canada.ca/en/canadian-heritage/corporate/publications/general-publications/equality-official-languages.html

[14]	Bill 96, An Act respecting French, the official and common language of Québec http://assnat.qc.ca/en/travaux-parlementaires/projets-loi/projet-loi-96-42-1.html
[15]	Comment se conclut un « deal » en français? […] http://collections.banq.qc.ca/ark:/52327/1832243
[16]	AAA 2021 Samsung https://www.youtube.com/watch?v=v8l9iOOv58A
[17]	AAA 2021 Heineken https://www.theheinekencompany.com/sites/theheinekencompany/files/Downloads/PDF/AGM%202021/20210609% 20Heineken%20N.V.%20Notulen%20AvA.pdf
[18]	AAA 2021 Nissan https://www.youtube.com/watch?v=OS9Sm3Rgt9k
[19]	AAA 2021 Foxconn https://www.youtube.com/watch?v=pPNJ37Rt3Q0
[20]	AAA 2021 Volkswagen https://www.volkswagenag.com/de/InvestorRelations/annual-general-meeting.html
[21]	AAA 2021 L’ORÉAL https://www.loreal-finance.com/fr/assemblee-generale-2021
[22]	AAA 2021 DANONE https://www.danone.com/fr/investor-relations/shareholders/shareholders-meeting.html
[23]	AAA 2021 Christian DIOR https://voda.akamaized.net/dior/1520614_605ded3e38389/
[24]	AAA 2021 LVMH https://www.lvmh.fr/actionnaires/agenda/assemblee-generale-2021/

126	Scotiabank

SHAREHOLDER PROPOSALS

The regard we have for the French language extends to all aspects of how we interact with our customers and shareholders, including the annual meeting. All of our meeting materials are available in French and shareholders and guests who attend the annual meeting are provided simultaneous translation to enable their full participation – they can listen to the proceedings of the meeting, pose questions to the board and senior management and vote their shares in both of our country’s official languages.

Amending a Canadian chartered bank’s constating documents is an involved process with many legal ramifications, which would not be an appropriate vehicle to achieve the objectives sought by this proposal.

The bank’s actions to date reflect the importance we place on French as an official language and the high regard we have for our Québec customers and shareholders. The bank also complies with all laws and regulations applicable to doing business Quebec, including those that pertain to the French language. As such, the board views the proposal as unnecessary and recommends voting against it.

Discussion on withdrawn proposals

Shareholder Association for Research and Education (SHARE), a not-for-profit organization, on behalf of The Trottier Family Foundation (TTFF), a shareholder of the bank, submitted a proposal on the cessation of new fossil fuel supplies. Following engagement and constructive dialogue with the bank, SHARE and TTFF agreed to withdraw the proposal in light of the bank’s commitment to further engagement with SHARE and TTFF following the bank’s release of its Net-Zero Pathways Report.

Seven additional proposals were submitted by MÉDAC. Following discussions with the bank, MÉDAC agreed to withdraw the proposals, but asked that the proposals, supporting statements and the bank’s response to these proposals be included in the circular but not voted on.

Shareholder Proposal: Formal Employee Representation in Strategic Decision-Making

It is proposed that the Board of Directors explore ways to increase employee participation in the Board decision-making process. It is suggested that the findings of this review be presented at the next annual meeting in 2023.

The health and economic crisis has underscored the importance of employee health and well-being within organizations. One need hardly be reminded of the benefits of employee well-being, including higher job satisfaction, a greater sense of belonging, a higher rate of involvement among employees, increased productivity, reduced absenteeism, lower insurance costs, and a lower risk of industrial accidents and occupational illnesses. Over the next few years, boards of directors will be faced with a number of issues related to talent management and development.

In recent years, boards of directors have made a point of increasing the quality of their decision-making by drawing on a variety of experiences and skills and by involving as many people of all genders, ages, backgrounds and religions as possible. Although our boards are comprised of a majority of independent directors, what is lacking is the employee perspective that could provide an alternative view of the organization’s operational and strategic issues, better oversight of senior management decisions, and a better balance of short-term and long-term decision-making, as employees tend to favour the long term25.

In its most recent edition (2018)26, the UK Corporate Governance Code invited consideration of various initiatives to increase employee involvement in the highly strategic decisions of organizations, including: the creation of a statutory advisory committee on the workforce; the designation of a board member to liaise with employees; or the nomination to the board of at least one employee other than the CEO.

Fully convinced of the significant value of direct and formal employee input into strategic decision-making, particularly decisions involving important talent management and development matters, we submit this proposal, confident that the company will, at the next annual meeting in 2023, propose ways to ensure employee input and participation.

The bank’s position

Employee feedback and communication are central considerations in many decisions the bank makes, particularly with respect to employee wellbeing, talent management and development issues. Throughout the COVID-19 pandemic, we have proactively leveraged our existing feedback channels to solicit employee insight, input and participation to ensure the employee perspective is taken into consideration in the board review and decision-making process.

We use a confidential employee engagement program called ScotiaPulse to garner open and honest feedback that is reported to the board. In addition to conducting semi-annual engagement surveys, ScotiaPulse utilizes touchpoints throughout the year to collect information about employee experiences. Throughout the pandemic, we have leveraged ScotiaPulse to conduct

[25]	Andreas KOKKINIS and Konstantinos SERGAKIS, “A flexible model for efficient employee participation in UK companies”, (2020) 20-2 J. Corp. Law Stud. 453-493, DOI: 10.1080/14735970.2020.1735161.
[26]	Financial Reporting Council - 2018 - The UK Corporate Governance Code https://www.frc.org.uk/getattachment/88bd8c45-50ea-4841-95b0-d2f4f48069a2/2018-UK-Corporate-Governance-Code-FINAL.PDF

Management proxy circular	127

additional surveys related to our response to COVID-19 as an employer, to help us better understand what was working well and areas for improvement. Survey results were shared with the bank’s board, senior leadership team and our global COVID-19 response teams to inform our response to the evolving pandemic.

Employee feedback is a central tenet of the design and implementation process for employee initiatives. For example, supporting our employee’s mental health and assisting with ways to navigate increased stress was an opportunity area identified through ScotiaPulse. In response, we launched benefits and resources that support the mental health of employees and their families. We also recently announced that, starting April 1, 2022, all employees eligible for the bank’s benefits plan and their eligible dependants will have $10,000 in mental wellbeing services as part of their core coverage, up from the current rate of $3,000.

With frontline teams in our branches and contact centres, we continued to use our Employee Pulse program (ePulse) — which lets the board and senior management understand successes and challenges in the customer experience through the eyes of front-line employees. We have updated ePulse to ask frontline employees questions about COVID-19, employee engagement, confidence in customer experience delivery and how we could enable better customer experiences. Responses allowed us to implement various employee-driven enhancements to our internal processes, training programs, and systems and tools to help our employees deliver a better customer experience.

We also implemented listening sessions across the bank during the pandemic to drive the bank’s inclusive culture and employee engagement. Listening sessions provide insights and identify potential gaps that can be put into actionable strategies to advance inclusion. These sessions continue today.

There are a variety of additional tools the bank uses to ensure the board is aware of employee insight and concern: (1) the board receives regularly reporting on matters raised through the Whistleblower Policy and Raise a Concern program which provide confidential and anonymous channels to ensure workplace matters are addressed, effectively investigated and free from retaliation; and (2) employees at various levels within the bank present to the board and its committees regularly.

Additionally, the human capital and compensation committee charter was updated this year to reference its oversight of the bank’s human capital management practices and strategies, specifically the monitoring of the bank’s culture and employee engagement, reviewing the bank’s diversity, equity and inclusion policies and overseeing programs to support and promote the health, safety and well-being of employees. This oversight, combined with the feedback tools the board uses to solicit employee feedback and communication ensure the employee perspective is taken into consideration in the board decision-making process. However, as part of its continuous improvement philosophy, the bank commits to the ongoing review of mechanisms for increased employee engagement on strategic issues.

Shareholder Proposal: Women in Leadership: Promotions, Advancement and Upward Mobility

It is proposed that the Bank annually publish, in a form left to its discretion, a report on the representation of women in management from entry-level to the highest-level positions immediately below president.

The pandemic has completely disrupted our economy and our various workplaces. The crisis has affected women in particular, with millions of them having to quit work, go part-time, or simply be laid off owing to the nature of their work or the economic sector in which they worked. Companies thus find themselves with far fewer women in management positions or in the process of becoming future managers, which will only exacerbate an already-existing situation. According to a study by McKinsey27, while women made up 50% of entry-level employees in the organizations surveyed, only 31% of them are vice-presidents and 14% CEOs, as this graph illustrates.

[27]

Women Matter: The present and future of women at work in Canada: https://www.mckinsey.com/~/media/mckinsey/featured%20insights/gender%20equality/the%20present%20and%20future%20of%20women%20at%20work%20in%

20canada/the-present-and-future-of-women-at-work-in-canada-vf.ashx

128	Scotiabank

SHAREHOLDER PROPOSALS

Representation by gender in the talent pipeline

Percentage of men and women

There are in fact measures “to help women lessen the career and financial impacts of unpaid parental leave and part-time work” 28, as women are still today more likely than men to be in such employment situations, which are barriers to their advancement.

Companies cannot risk losing even more women in management positions. The report proposed here will take stock of the situation at these different levels, encourage senior management to set gender targets at each level and inform all stakeholders of the strategies that will be put in place to ensure a robust recovery, particularly in the wake of the health crisis.

The bank’s position

Scotiabank annually collects and discloses quantitative data related to the representation of women across many levels as part of our Employment Equity Report, our Environmental, Social and Governance (ESG) Report and our management proxy circular to understand representation at the bank in order to fully carry out our core purpose — for every future.

Our annual Employment Equity Report highlights our diversity, equity and inclusion initiatives and contains information on the representation of designated groups, including women, at different levels within our Canadian workforce.

Our ESG Report is also published yearly and outlines the work we are doing to address the ESG issues that matter most to our customers, shareholders, employees and communities — including our commitment to increasing diversity, equity and inclusion across all levels of the organization. We disclose the representation of women in our global workforce and at different levels within the organization annually in the ESG report (see page 33 of our 2020 ESG Report). We are continually looking at ways to enhance our disclosure and, new this year, the ESG Report will include a further breakdown of women representation at the executive and VP+ level, in middle management, in junior management, in professional roles and in entry level roles, as well as overall representation at the bank. Our disclosure regarding women representation at the VP+ and executive levels is also reproduced annually in the circular and this year can be found on page 41.

We have set an aspirational target to increase the representation of women in VP+ roles to 40% globally by 2025. Scotiabank also actively supports the recruitment, retention and advancement of women talent through a variety of initiatives across the bank’s footprint. We have over 25 women’s groups for employees globally that support the bank’s global gender strategy and help adapt it to local contexts. In 2020, we facilitated two listening sessions for women employees to identify barriers in organizational culture, promotion and retention of women. As part of the bank’s focus on building diverse, high-performing teams at the executive level, a cross-functional group of 20 women in VP and SVP roles were invited to complete a women-specific leadership development program in 2020. The program also included mentorship from an executive leader, small group coaching and a leadership assessment.

We have acknowledged our commitment to increasing the representation of women in our Canadian workforce as a signatory of the Catalyst Accord and as a member of the Canadian Chapter of The 30% Club — initiatives that encourage corporations to increase representation of women on boards of directors and in executive positions. Internationally, Scotiabank has signed on to the UN Women’s Empowerment Principles (WEPs), which offer guidance on how to promote gender equality and women’s empowerment in the workplace, marketplace and community.

[28]	Ibid, see the Shared Care program of Aurizon, an Australian company, among other examples.

Management proxy circular	129

We are proud of the recognition we have received for our efforts to increase the representation of women in our workforce, including the collection and disclosure of our gender-based data. In January of 2021, we were included in Bloomberg’s Gender-Equality Index for the fourth consecutive year on account of our commitment to transparency in gender reporting and gender equality. Scotiabank was also ranked 14th in Refinitiv’s 2021 Diversity and Inclusion Index, a global list of the top 100 most diverse and inclusive companies from a field of close to 11,000.

Scotiabank is committed to increasing the representation of women in our workforce and regularly provides strong reporting and transparency on gender equity data.

Shareholder Proposal: Decarbonization

It is proposed that the Bank adopt a plan to substantially reduce its financing of fossil-fuel and polluting industries by setting ambitious intermediate targets, with determined timelines, to achieve carbon neutrality.

Banks are at the heart of our economy. The investment and financing choices they make shape the model of our society. By providing financial support to companies or projects, banks are responsible for greenhouse gas emissions.

RBC, TD, Scotiabank, BMO and CIBC, all are among the top 25 backers of the fossil-fuel industry in the world29.

Since the Paris Agreement, these five banks have continued to support the development of polluting companies. The government for its part is committed to “reducing greenhouse gas emissions [...] by 40% to 45% by 2030, compared to 2005 levels30” [TRANSLATION]. To achieve carbon neutrality in 2050, some actors suggest adopting short-term intermediate targets that are higher at the beginning than at the end, i.e. up to 25% for 2025 and 50% for 205031, or even higher32. The International Energy Agency (IEA) even calls for “no more investment in fossil fuels33”. In all cases, it is important to set targets based on science. For this purpose, standards exist, including particularly those of the Science Based Targets Initiative (SBTi) 34.

Canada is responsible for 2% of global emissions35 (with less than 0.5% of the population) and its oil and gas expansion is currently projected to use up 16% of the global carbon budget36. The IPCC37 sounded the alarm again recently, with Antonio Guterres declaring that greenhouse gases are “choking our planet38”.

A concrete climate change transition plan is urgently needed. It must be submitted to the shareholders in the most appropriate annual publication.

The bank’s position

We recognize that climate change is one of the most pressing issues of our time. As an international financial institution, we have both the responsibility and opportunity to act, while also enabling others for every future. For this reason, we have made addressing climate change a priority and will be sharing the next steps in our net-zero pathways project in 2022.

Our Climate Commitments, unveiled in the fall of 2019 alongside a commitment to mobilize $100 billion to reduce the impacts of climate change by 2025, demonstrate that:

•   we are here to support our clients in navigating the transition to a low-carbon economy

•   we take responsibility in ensuring we are lowering our environmental footprint in our operations

•   we understand that assessing and appropriately managing environmental and climate risks is critical to our clients, our long-term operations and our collective business success

[29]	Banking on Climate Chaos, Fossil Fuel Finance Report 2021, Rainforest Action Network https://www.bankingonclimatechaos.org/bankingonclimatechaos2021
[30]

Alexandre SHIELD et Marie VASTEL, “Trudeau promet de réduire les GES du Canada ‘de 40% à 45%’ d’ici 2030”, Le Devoir, 2021-04-23 https://www.ledevoir.com/societe/environnement/599319/trudeau-promet-de-reduire-les-ges-du-canada-de-40-a-45-d-ici-2030

[31]

“FACT SHEET: President Biden Sets 2030 Greenhouse Gas Pollution Reduction Target Aimed at Creating Good- Paying Union Jobs and Securing U.S. Leadership on Clean Energy Technologies,” The White House, 2021-04-22 https://www.whitehouse.gov/briefing-room/statements-releases/2021/04/22/fact-sheet-president-biden-sets-2030-greenhouse-gas-pollution-
reduction-target-aimed-at-creating-good-paying-union-jobs-and-securing-u-s-leadership-on-clean-energy-technologies/

[32]	“2030 Climate & Energy Framework”, Climate Action - European Commission, 2016-11-23 https://ec.europa.eu/clima/policies/strategies/2030_en
[33]

Frank JORDANS, “L’AIE suggère de ne plus investir dans les combustibles fossiles”, La Presse, sect. Économie 2021-05-18 https://www.lapresse.ca/affaires/economie/2021-05-18/l-aie-suggere-de-ne-plus-investir-dans-les-combustibles-fossiles.php

[34]	https://sciencebasedtargets.org/
[35]	“Greenhouse Gas Emissions”, Environment and Climate Change CANADA, 2007-01-09 https://www.canada.ca/en/environment-climate-change/services/environmental-indicators/greenhouse-gas-emissions.html
[36]	Carter and Dordi - Correcting Canada’s “one eye shut” climate policy.pdf https://cascadeinstitute.org/wp-content/uploads/2021/04/Carter-Dordi-Canadas-one-eye-shut-climate-policy-1.1-April-16.pdf
[37]	https://www.ipcc.ch/report/sixth-assessment-report-cycle/
[38]	https://news.un.org/fr/story/2021/08/1101392

130	Scotiabank

SHAREHOLDER PROPOSALS

• we believe that collaboration, engagement, and thought leadership are critical to establish Scotiabank in a position of leadership.

As of November 2021, the bank has mobilized $58 billion of our $100 billion commitment.

In October of this year, we furthered our efforts to help address climate change by aligning financing activities with net-zero emissions by 2050 when we joined the Net-Zero Banking Alliance (NZBA) as part of a global, industry-led initiative to accelerate and support efforts to address climate change. Joining NZBA reinforces our commitment to play a significant role in financing the climate transition and support collaborative approaches between the public and private sectors to reach the goal of net zero by 2050.

We have also made great strides towards our commitment to reach net-zero greenhouse gas (GHG) emissions by 2050, including ongoing work to establish bank-wide, quantitative, time-bound targets for reducing GHG emissions associated with our underwriting and lending activities. This work informed Scotiabank’s Net-Zero Pathways Report - our first report on priority sectors which we will be releasing in 2022 and will include a quantitative analysis of the GHG intensity of the bank’s loan book and underwriting activities to establish a baseline, research on pathways to net zero for the bank, development of options for quantitative targets for reducing GHG emissions and timelines for implementation. Going forward, Scotiabank’s Net-Zero Pathways Report will be published annually and detail plans and progress towards achieving these targets.

Shareholder Proposal: Circular Economy

It is proposed that the Bank disclose the aggregate amount of the loans it makes to support the development of the circular economy.

At the last annual meeting in 2021, we submitted a proposal requesting the Bank to report on the loans it made in recent years in support of the circular economy. This proposal received the support of 16.08% of the shareholders, which demonstrates their concerns for this new type of economy.

We are resubmitting this proposal with the renewed intention of contributing to your reflection. We understand your interest in making this disclosure and your inability at this time to follow through, as explained in your response: “For that reason, we lend to, and invest in, a variety of entities that are actively contributing to a more circular economy across our business lines. However, we generally do not track our lending and financing according to specific outcomes, including which activities contribute to the circular economy and, as a result, we are unable to accurately report and quantify the loans that contribute to the circular economy as the shareholder has requested.” Our observation of this area leads us to believe that some European institutions are succeeding in this regard. The challenge is significant, we are aware of that, but it entails financial institutions moving from a linear economy, which consists in “extracting, manufacturing, consuming, and throwing away” to a model that incorporates the life cycle of the product and reasoned stewardship of resources, and which can be summarized in 3 Rs: Reduce, Recycle, Reuse39.

We further draw your attention to the argument made for several years now by the United Nations Environment Programme40 (UNEP) in favour of the urgent decoupling of virgin resource use and environmental impacts from economic growth by citing the unprecedented degradation of ecosystems and the increasing emission of greenhouse gases (GHG). It should also be remembered that, on a global scale, only a little less than 9% of extracted resources41 are returned to the economy after a first cycle of use.

We therefore believe it is important that this disclosure be made so that the Bank can set targets for the financing of such companies and report on the achievement of these targets in its annual reports.

The bank’s position

Scotiabank acknowledges the role we play in addressing climate change and promoting sustainability. We understand that supporting the circular economy is one approach that can help our society move towards a more sustainable and low carbon future. For that reason, we lend to, and invest in, a variety of entities that are actively contributing to a more circular economy across our business lines. We have clients in the steel, copper and aluminum sectors, and currently about 45% of the world’s annual production of steel, over 40% of the world’s copper production, and about 33% of the world’s aluminum is produced from recycled material.

The bank is a long-standing member of the United Nations Environment Programme Finance Initiative (UNEP FI) which supports global finance sector principles to catalyze integration of sustainability into financial market practice. We will be using the new guidance published recently by the UNEP FI, Guidance on Resource Efficiency and Circular Economy Target Setting, in our efforts

[39]	https://group.bnpparibas/en/news/expanding-circular-economies-accelerate-change https://www.eib.org/attachments/thematic/circular_economy_guide_en.pdf
[40]	https://www.resourcepanel.org/reports/decoupling-natural-resource-use-and-environmental-impacts-economic-growth
[41]	https://www.circularity-gap.world/2020

Management proxy circular	131

to set targets for resource efficiency and circular economy financing. Scotiabank is also a participating member of Canadian Business for Social Responsibility (CBSR), a think tank and professional association for forward thinking business leaders across Canada. CBSR’s research priorities include the circular economy, and we were active participants in CBSR’s Circular Economy Roundtable held in November 2021.

We are committed to doing our part to make Canada a world leader in building a sustainable, prosperous circular economy that benefits people and our planet. To best increase our ability to enable the circular economy, we have recently joined Circular Economy Leadership Canada (CELC). We believe that the combination of thought leadership, technical expertise and a collaborative platform will help to accelerate the transition to a low-carbon, circular economy in Canada. Part of the pledge by members of the CELC is the commitment to put the principles of the circular economy to work in our own actions, the advocacy for the circular economy with leaders in government, business and society and the engagement of stakeholders from across Canada to move toward more circular models.

These memberships, and the work already undertaken, demonstrate our commitment to supporting the development of a circular economy, and working with other leading companies to determine the most effective manner of tracking and reporting progress in that regard.

Shareholder Proposal: Advisory Vote on Executive Compensation

It is proposed that the Bank inform the shareholders of the actions it has taken to ensure that the next advisory vote on executive compensation in 2022 does not receive a rate of votes against as high as 39.2%.

It is proposed that the Board of Directors disclose the corrections it has made to its compensation policy to address the concerns of the 39.2% of shareholders who voted against its compensation policy. Other institutions have faced similar situations and have used various measures to correct the situation, including greater dialogue with shareholders and various other stakeholders, the appointment of new directors, a review of compensation policies, etc.

What actions has the Board of Directors taken to prevent such a situation from recurring and, above all, to rebuild shareholder confidence in their financial institution? What new guidelines has the Human Resources Committee been given to rectify the situation? At stake are the credibility and good repute of its Board members, as evidenced by the high percentage of abstentions received by five members of the Board.

The bank’s position

While the majority of shareholders supported our advisory vote on our approach to executive compensation (Say on Pay) last year, we recognize that it is necessary to garner more widespread support in this area. To this end, the Chairman of the Board and the chair of the human capital and compensation committee led a comprehensive shareholder engagement strategy and together with management have undertaken additional work to address shareholder feedback in response to our advisory vote. The following summarizes our key actions this year:

•   engaged both shareholder groups who voted for and against our say-on-pay to discuss the bank’s strategy and the merits of our geographic footprint, shareholder returns and our President and CEO’s compensation

•   met with proxy advisory firms, ISS and Glass Lewis, to discuss our shareholder engagement and to share the feedback we received, following the issuance of their 2021 reports on our management proxy circular

•   published a letter to shareholders on October 29, 2021 which provided an update to all shareholders on our shareholder engagement since our 2021 annual meeting – what we have heard, our plans for enhanced disclosure and other topics raised by our shareholders

•   enhanced our disclosure on how the board makes its compensation decisions, both from a quantitative and qualitative perspective (as set out in the message from the chair of the human capital and compensation committee beginning on page 64), including how we have reflected key ESG objectives in our compensation program (see page 77)

•   disclosed details of the human capital and compensation committee’s workplan, including the committee’s activities throughout the year in relation to shareholder engagement, incentive plan review, assessment of bank and President and CEO performance and the compensation of our President and CEO (see page 94)

•   enhanced disclosure on the calculation of the all-bank business performance factor and the decisions taken by the committee, including where we exercise discretion (see page 95), and more detailed disclosure on our approach to setting annual financial targets (see page 85).

We believe that our ambitious engagement strategy provided valuable feedback from our shareholders to better understand their priorities and their concerns, which has led to enhanced disclosure of our executive compensation program and decisions for this year.

132	Scotiabank

SHAREHOLDER PROPOSALS

Shareholder Proposal: Withheld Votes Against the Reappointment of Certain Directors

It is proposed that the Bank inform the shareholders of the actions it has taken to help these directors better meet the expectations of the shareholders and obtain higher satisfaction levels.

Having read last year’s circular, we understand that four of these five directors hold key positions, namely chairman of the Board, chairman of the Corporate Governance Committee, chairman of the Human Resources Committee and chairman of the Risk Committee. All are also members of the Human Resources Committee.

Arguably, this level of shareholder dissatisfaction is related to the very slight decrease in the CEO’s compensation compared to his achievements in regards to the financial targets set for him for 2020, as illustrated in the following table42.

	2020 target	2020 performance for compensation purposes		Performance vs. target

Earnings per share(1)	$7.07	$5.36		Below target

Return on equity(1)	13.3%	10.4%		Below target

Operating leverage(1)	0.5%	(0.6%	)	Below target

Customer	100	104		Above target

(1)	2020 performance for compensation purposes is on an adjusted basis – please refer to page 115. These terms are not defined under Generally Accepted Accounting Principles (GAAP) (see page 114).

Actions must therefore be taken to redress the situation, which may take the form of a change in compensation policy, in the composition of the Human Resources Committee or any other change you deem appropriate.

The bank’s position

At our 2021 annual meeting, all of our directors received over 92% support from our shareholders. While this is a very good vote return in favour of our directors, we recognize that the decrease in certain directors’ vote support was directly related to our Say on Pay vote. In 2021, the Chairman of the Board and the chair of the human capital and compensation committee (referred to herein as the “committee”) together with management undertook an extensive engagement strategy with our shareholders and other stakeholders to better explain certain of the longer-term decisions made by the bank as well as to understand their priorities and listen to their concerns. Meetings were held with shareholders who supported the bank’s Say on Pay vote and those who voted against it, as well as proxy advisory firms, ISS and Glass Lewis, to discuss shareholder expectations and feedback.

Also, as part of the committee’s 2021 workplan, activities undertaken by the committee to consider and address shareholder feedback in response to the Say on Pay vote included:

•   discussions of ISS And Glass Lewis reports and say-on-pay vote recommendations were held at the committee’s April meeting, together with a review of our peer banks’ performance and pay decisions, and the overall external market context. The bank’s say-on-pay vote outcome and updates on plans and activities with respect to engaging ISS, Glass Lewis and shareholders were discussed at each subsequent meeting throughout 2021

•   a review of key design features and alternatives for our annual and equity-based incentive plans was discussed at the committee’s February, April, and May meetings, with final changes approved in August (see page 88). This review, which was also shared with the risk committee, covered performance metrics and payout curves used to assess both annual and mid-term performance, including the evolution of ESG metrics and their linkage to executive compensation (see page 77)

•   the bank’s CFO presented updates on bank performance including performance relative to peers and how the all-bank business performance factor and performance share unit factor were trending for 2021, and their impact on the compensation of executives and other employees, at each of the May, August and October meetings, prior to approval of the final factors reflecting full-year performance in November

•   trends and developments on CEO and executive pay were presented by the committee’s independent advisor in August

•   a preliminary assessment of the President and CEO’s performance was reviewed at the June board meeting and the October meeting of the committee, initiating early discussions on President and CEO and other executives’ pay for 2021, with a final assessment and decisions made at the November 2021 meeting

•   an update of the stakeholder engagement program was presented to the board in June and October

[42]	2021 Circular.

Management proxy circular	133

•   compensation targets for the named executives for fiscal 2022 were reviewed and approved at the October and November meetings

•   2021 total direct compensation for named executives was approved at the November board meeting following discussion with the committee and the risk committee, the committee’s independent advisor and representation from the CRO and CFO in respect of the bank’s performance.

As detailed in our previous response to the shareholder proposal regarding the advisory vote on executive compensation on page 132, the bank also undertook key actions in 2021 to engage with our shareholders. We believe that the activities undertaken by the committee in 2021, along with our significant shareholder engagement this year, demonstrate the steps the bank has taken to address shareholder priorities and concerns and help our entire board meet shareholder expectations.

Shareholder Proposal: Disclosure of Equity Ratio

It is proposed that the Bank disclose the compensation ratio (equity ratio) used by the Compensation Committee as part of its compensation setting process.

We are reintroducing this proposal, which we submitted last year, to disclose the equity ratio at Scotiabank, which proposal was supported by 13.6% of the shareholders in 2021. The results of the vote at the last annual meeting on the election of certain directors and the executive compensation policy are an invitation to reflect on the Bank’s compensation policies. More particularly, we question the tools used by the directors and compensation specialists to establish the compensation policy for all employees of the Bank.

One tool that is missing is the equity ratio, which determines the difference between the most senior executive’s compensation and the average compensation of employees. In an age where employees will increasingly be millennials and Gen Zedders (millennials were born between 1981 and 1996 and Gen Zedders between 1997 and 2010), employees will want to function in a dynamic of equality, equity, eco-responsibility and sharing. Such values will be crucial for recruiting, motivating and retaining the best talent.

Yet, based on the data we have to calculate this ratio for all banks, Scotiabank has the highest ratio:

Bank	Equity ratio

Scotiabank	130

Royal Bank of Canada	74

National Bank of Canada	82

Laurentian Bank	42

Canadian Imperial Bank of Commerce	68

Bank of Montreal	61

Toronto-Dominion Bank	76

Similarly to information being provided to gauge whether a CEO’s compensation and that of his/her main collaborators is aligned with the financial interests of shareholders, this initiative for equity ratio transparency would allow shareholders and other stakeholders to verify whether employee compensation is moving in the same direction as that of key executives. It would also make it possible to determine whether the Bank’s compensation policy, on the whole, is socially acceptable, whether it enables the Bank to have access to, and rely on, the best talent, and whether or not it will negatively impact its reputation.

The bank’s position

Scotiabank is a leading bank in the Americas. We have a team of 90,000 employees globally across our footprint in a variety of roles. We are dedicated to helping customers and employees build a better future for themselves while serving the long-term interests of shareholders. Part of this is a commitment to equitable and competitive compensation for employees. We regularly benchmark compensation in the markets in which we operate to help create a strong workplace culture and high employee engagement where employees know they are being paid fairly and competitively based on their skills, responsibility, performance and work they do and are provided with opportunities to realize their full potential.

The board oversees our equitable compensation program throughout the bank through a rigorous compensation decision-making process that involves the human capital and compensation committee and the risk committee, along with independent data and advice provided by third-party advisors, as described in the Executive Compensation section of this circular. This highly nuanced process demonstrates our approach to compensation, including how we align risk with reward and how we align the interests of management with those of shareholders.

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SHAREHOLDER PROPOSALS

The human capital and compensation committee approves the base salary budgets that apply to employees at all levels and, as part of its deliberations in relation to the all-bank business performance factor, the committee reviews the impact of its decisions on year-over-year total direct compensation for all levels of the bank.

In determining the compensation for the President and CEO, a variety of data points are reviewed, including individual and corporate performance, risk appetite, horizontal benchmarking to peers, vertical comparisons to the median Canadian family income and to the bank’s average Canadian employee pay (as this is the market in which our CEO lives and works), awarded and realizable/realized CEO compensation over the last five years compared to the value shareholders received, and the cost of management relative to net income over the past five years. This helps all shareholders (including our employee base of shareholders) see how executive compensation compares to how their shareholdings have performed.

As part of our enhanced description of the board’s determination of CEO compensation, we will now include disclosure of our CEO pay ratio, a comparison of the President and CEO’s total pay to the bank’s average Canadian employee pay, which can be found on page 87 of the circular.

Management proxy circular	135

DIRECTORS’ APPROVAL

The board has approved the contents of this circular and authorized us to send it to you.

Julie A. Walsh

Senior Vice President, Corporate Secretary and Chief Corporate Governance Officer

Toronto, Ontario, Canada

February 1, 2022

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Our awards At Scotiabank, we are proud of the recognition we receive every year as a leading bank, an employer of choice and a corporate citizen dedicated to our core purpose – ensuring the success of our customers, their families and their communities for every future. TOP 25 MOST DIVERSE AND INCLUSIVE COMPANIES REFINITIV 2021 | 2020 #1 – CANADA ONLINE BANKING SATISFACTION STUDY J.D. POWER 2021 | 2020 MOST INNOVATIVE IN DATA – GLOBAL DIGITAL BANKING AWARDS THE BANKER 2021 INCLUDED IN GENDER EQUALITY INDEX BLOOMBERG 2021 | 2020 | 2019 | 2018 #1 – CANADA CREDIT CARD MOBILE APP SATISFACTION STUDY J.D. POWER 2021 OUTSTANDING LEADERSHIP IN SUSTAINABILITY TRANSPARENCY GLOBAL FINANCE 2021 ONE OF CANADA’S BEST EMPLOYERS FORBES 2021 CANADIAN BANK OF THE YEAR THE BANKER 2021 | 2020 | 2019 GREAT PLACE TO WORK Canada, Chile, Peru and the Caribbean & Central America. GREAT PLACE TO WORK INSTITUTE 2021 Trademarks are property of their respective owners.

HOW TO CONTACT US

INVESTORS	Investor Relations, Finance Department Scotiabank Scotia Plaza, 44 King Street West, Toronto, Ontario Canada M5H 1H1 Tel: (416) 775-0798 E-mail: investor.relations@scotiabank.com

CUSTOMERS

Contact your branch/service centre manager first.

If your matter is not resolved, contact:

Office of the President

Scotiabank

Scotia Plaza, 44 King Street West, Toronto, Ontario

Canada  M5H 1H1

Tel: (416) 933-1700 or toll free 1-877-700-0043

E-mail:mail.president@scotiabank.com

SHAREHOLDERS changes in share registration address changes dividend information lost share certificates estate transfers duplicate mailings	Computershare Trust Company of Canada 100 University Avenue, 8th floor Toronto, Ontario, Canada M5J 2Y1 Tel: 1-877-982-8767 E-mail:service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company, N.A.

Overnight Mail Delivery:

Computershare

C/O: Shareholder Services

462 South 4th Street

Suite 1600

Louisville, KY 40202

First Class, Registered or Certified Mail Delivery:

Computershare

C/O: Shareholder Services

PO Box 505000

Louisville, KY 40233-5000

Tel:  1-800-962-4284

E-mail:service@computershare.com

CORPORATE GOVERNANCE MATTERS	Corporate Governance Office Scotiabank Scotia Plaza, 44 King Street West, Toronto, Ontario Canada M5H 1H1 Tel: (416) 866-3672 E-mail: corporate.secretary@scotiabank.com

INDEPENDENT DIRECTORS	Chairman of the Board Scotiabank Scotia Plaza, 44 King Street West, Toronto, Ontario Canada M5H 1H1 E-mail: chairman.board@scotiabank.com

EXECUTIVE COMPENSATION MATTERS	Chair, Human capital and compensation committee Scotiabank Scotia Plaza, 44 King Street West, Toronto, Ontario Canada M5H 1H1 E-mail: executive.compensation@scotiabank.com

Reminder about shareholder mailings

We announce our financial results by media release, and our financial statements and management’s discussion and analysis (MD&A) are available on our website (scotiabank.com).

If you are a shareholder and want to receive our quarterly financial statements and MD&A in 2022, you must mark the request box at the bottom of your proxy form (registered shareholders) or voting instruction form (beneficial shareholders).

Some households may receive multiple copies of our annual report because multiple registered shareholders live at the same address. If you are a registered shareholder, you can tell us not to send the annual report (containing the annual financial statements and MD&A) by marking the waiver box at the bottom of your proxy form.

Trademarks are property of their respective owners.